UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-40257

Cricut, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**87-0282025**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
10855 South River Front Parkway	**84095**
South Jordan, Utah	**(Zip Code)**
(Address of Principal Executive Offices)	

(385) 351-0633

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	CRCT	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer		☒	Accelerated filer
☐	Non-accelerated filer		☐	Smaller reporting company
☐	Emerging growth company			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2025, the end of the registrant's second fiscal quarter, was approximately $333.4 million, based on a closing market price of $6.77 per share.

As of February 27, 2026, the registrant had 56,748,942 shares of Class A Common Stock, and 155,032,336 shares of Class B Common Stock, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed subsequent to the date hereof with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's annual meeting of stockholders in 2026 (the "Proxy Statement") are incorporated by reference into Part III of this report. Such definitive proxy statement will be filed with the Commission not later than 120 days after the end of the registrant's fiscal year ended December 31, 2025.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risk and uncertainties. These forward-looking statements, which are subject to a number of risks, uncertainties and assumptions about us, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would," "target," "project" or "contemplate" or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions or projections. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our ability to attract and engage users, to help people lead creative lives through our creativity platform, and attract and expand our relationships with brick-and-mortar and online retail partners and distributors;

- our future results of operations, including trends in revenue, costs, operating expenses and key metrics;

- our ability to compete successfully in competitive markets in both our platform and products segments;

- our expectations and management of future growth;

- our ability to manage our supply chain, manufacturing, distribution and fulfillment, including the ability to forecast demand and manage our inventory;

- our ability to enter new markets and manage our expansion efforts, including internationally;

- our ability to attract and retain management, key employees and qualified personnel;

- our ability to effectively and efficiently protect our brand;

- our ability to maintain, protect and enhance our intellectual property and not infringe upon others' intellectual property;

- our continued use of open source software;

- our ability to prevent serious errors, defects or vulnerabilities in our products and software;

- the adequacy of our capital resources to fund operations and growth;

- our ability to remain in compliance with laws and regulations that currently apply or become applicable to our business both domestically and internationally;

- Petrus' significant influence over us and our status as a "controlled company" under the rules of the Nasdaq Global Select Market, or the Exchange;

- expectations regarding the financial condition of our brick-and-mortar and online retail partners, online and e-commerce channels and users;

- risks related to general socio-economic and political conditions, consumer confidence, as well as current macro-economic factors, including the impact of heightened, new, or proposed tariffs; and

- the other factors identified under, or incorporated by reference in, the section titled "Risk Factors" appearing elsewhere in this Annual Report on Form 10-K.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. These statements are only predictions based primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. There are important factors that could cause our actual results, events or circumstances to differ materially from the results, events or circumstances expressed or implied by the forward-looking statements, including those factors discussed in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. You should specifically consider the numerous risks outlined in the section titled "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any of these forward-looking statements after the date of this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

At Cricut, our mission is to help people lead creative lives. Our creativity platform enables our engaged and loyal community of nearly 5.9 million Active Users, as of December 31, 2025, to turn ideas into DIY goods from custom greeting cards and apparel to on-demand gifts and large-scale decor. We designed and built our ecosystem of connected cutting machines, accessories, and materials for scalability and seamless integration, allowing us to both introduce new products as well as continuously update the functionality and features of existing physical and digital products. This makes Cricut broadly extensible and empowers our users to unlock ever-expanding creative potential.

The Cricut platform centers around our cloud-based app, Cricut Design Space, giving users access to create and work on their projects anywhere, at any time, across desktop and mobile devices. This software aggregates billions of data points of our users' interactions, giving us valuable insights into their preferences and behaviors that enable us to continuously optimize our products and drive further engagement. As a result, our business model is characterized by strong user engagement and diversified sales across product categories.

We extend the inspiring and intuitive nature of our platform to our hardware with connected machines that are both beautiful and easy to use. Our portfolio of connected machines cuts, writes, scores, and creates decorative effects for a wide range of use cases on an array of materials including paper, adhesive vinyl, iron-on vinyl, wood, and leather. These machines are available at a variety of sizes and price points and in a variety of bundles with accessories and materials, or with accessories and materials plus subscription.

Cricut often becomes a huge part of users' creative lives, serving as the foundation for their journey of creativity. These journeys typically begin with an idea of something to make, leading to the purchase of a machine and expands across our family of products as users harness the power of our platform. Our users demonstrate continued engagement with our platform over time, which results in purchases of subscriptions, accessories, and materials long after they first purchase a connected machine. As of December 31, 2025, nearly 5.9 million of our users cut on their connected machines in the last 365 days and nearly 3.7 million cut on their connected machines in the last 90 days.

In Cricut Design Space, our users can find guided flows for the most commonly made project types, inspiring content for their projects and easy-to-use software tools and instructions to customize or design from scratch their project idea. Users can take advantage of images, fonts, templates and ready-to-make projects available within our platform, or they can upload their own. We offer a select number of free images, fonts, and projects. In addition, we offer a wider selection of images, fonts, and projects through our subscription service, Cricut Access, or for purchase à la carte. The content available directly within Cricut Design Space is optimized for our cutting machines, and includes designs published by curated contributing artists from around the world, as well as from licensed content such as well-known characters and other trademarks from a variety of partner brands. The standard and premium version of our subscription service, Cricut Access, enables access to a growing library of more than 1.6 million images, thousands of templates, thousands of ready-to-make projects, over a thousand fonts, and the use of special design features and expanded app capabilities. Cricut Access also includes other member benefits, such as discounts on Cricut.com and priority member care support. The premium version includes all of the benefits of the basic Cricut Access subscription, as well as additional discounts and preferred shipping services. As of December 31, 2025, we had just over 3.09 million Paid Subscribers.

The broad range of accessories and materials in the Cricut ecosystem also help bring designs to life, from heat presses and handheld crafting tools to materials like paper and vinyl. These products work seamlessly and easily with our connected machines, which helps build brand loyalty among our user base. Creating projects drives repeat purchases of accessories and materials for years after a user first buys a connected machine, demonstrating a growing customer lifetime value through ongoing engagement with our platform.

Many of our users share a love of our brand, products, and mission, fostering a loyal community of users who are deeply engaged with Cricut and each other. Every project is an opportunity to start a conversation, and we often see our users inspire, teach, and create together. Users are passionate about sharing Cricut tips, tricks, and personal stories and this engagement carries over into social media and into everyday life. Globally, there are millions of Cricut followers and hundreds of independently run Cricut groups across social media. Users also self-organize, host independent events, and meet up in person across the globe.

Our internal consumer research shows us that our members crave community. Through our platform and online footprint, we help users create and inspire others in the Cricut community through shared ideas and projects. Cricut software also puts community ideas and inspiration front and center and encourages interaction with one another through a number of sharing and social features. As the number of our users grow, so does the number of projects made and shared physically or digitally through the reinforcing network effect. This generates even more shared projects and word-of-mouth that in turn helps to grow our community. To date, our success has been driven by word-of-mouth referrals as well as effective use of low-cost organic marketing channels like social media, which we then complement with our targeted sales and paid marketing efforts. This design of our product ecosystem and marketing helped scale our community of users significantly over time.

The revenue generated from the sales of our connected machines, subscriptions, accessories, and materials comes from a robust mix of brick-and-mortar and online retail, including direct-to-consumer on Cricut.com, and partners like Amazon, Best Buy, Costco, Hobby Lobby, HSN, Michaels, Target, and Walmart.

We are a profitable business. For the years ended December 31, 2023, 2024 and 2025, we generated:

- Total revenue of $765.1 million, $712.5 million and $708.8 million, respectively, representing (14)%, (7)% and (1)% year-over-year growth, respectively

- Net income of $53.6 million, $62.8 million and $76.7 million, respectively, representing (12)%, 17% and 22% year-over-year growth, respectively

Our Industry

We both influence and benefit from powerful secular tailwinds:

- **Personalization is a Global Mega Trend.** Today, more and more people want to be surrounded by personalized items. We empower individuals to personalize. The number one reason why people buy our connected machines is personalization.

- **Digitization and Intelligence of Tools.** The landscape of consumer creativity has evolved from simple digital access to advanced, AI-enabled capability. These tools are increasingly intuitive, leveraging generative AI and automation to remove traditional barriers to entry for complex design. The ability to conceptualize, generate, and sophisticatedly manipulate content—text, images, audio, or video—has proliferated quickly across design platforms. Cricut has built on this trend by integrating its robust set of digital tools with powerful generative AI capabilities specifically optimized to make it easier for users to go from digital inspiration to physical creation, and most importantly, bridging these two worlds together.

- **Technology is Enabling a New Generation of Entrepreneurs.** The rapid growth of marketplaces and commerce enablement platforms creates economic opportunities for millions of creative entrepreneurs. Individual entrepreneurs value supplemental income, flexibility and the opportunity to do what they love for a living. Cricut enables the shift in production of physical goods from factory floors to kitchen tables and provides manufacturing solutions for small scale businesses. Approximately 23% of our users make projects to sell.

Our Opportunity

We believe that anyone can be creative, and thus anyone can be a part of the Cricut community of users. This presents us with a large untapped market opportunity in addition to our current user base. Because our products make creativity accessible to everyone, we believe our opportunity is much larger than the traditional craft market. We put production power into the hands of our users by allowing them to create their own professional-looking homemade goods instead of purchasing manufactured goods from a third-party. This opens up a broad array of markets for our users that go beyond the traditional craft market. The goods that users produce or customize using our platform fall into multiple large market categories, some of which may overlap, including, but not limited to, t-shirts, cards, seasonal décor, pop culture, wedding-related services, organization, and custom gifts.

The Cricut User Journey

Creative individuals come to Cricut and become engaged users who can express themselves both individually and as part of a large and passionate community. As of December 31, 2025, 94% of our users identify as women. Many users also earn income through products they create on Cricut. According to in-house research conducted in 2025:

- 37% of new users bought their Cricut machine specifically to make a variety of things

- 53% of users bought their machine to make personalized gifts

- 23% of users make projects to sell

- 87% of users say crafting with Cricut inspires feelings of accomplishment

- 89% of users made projects for other people rather than themselves

A user's journey evolves after their first purchase. New users typically intend to create a variety of things but may start with one intended use and grow with Cricut over time. For example, a user may buy a connected machine and begin by making cards but later branch out to T-shirts, wall decals, and more. As we launch new software and products, and as our community continues to grow and share on our platform and elsewhere online, users can continually refresh this relationship and expand the versatility of our platform.

Our large and loyal community of users engage with Cricut and each other both in Design Space and through social media. Users often share projects they created, inspiring other users to create. Design Space provides users with the ability to share direct links to projects and designs, so that others may view and create their own items from the same design. Users take advantage of these capabilities to show off their creations on our platform, through social media platforms, video platforms, and their own websites and shops. Many users have even taken passion for Cricut to the next level, creating their own tutorials, inspirational posts, and other influential content to share with others. This adds a larger, broader audience to Cricut's own social audience consisting of millions of followers. The social conversation that this audience generates includes millions of posts tagging Cricut and related hashtags, billions of video views, and many third-party, independently run Cricut-related groups across social platforms. These teaching and inspiration moments enhance our monetization opportunities, as they lead to the creation of projects, which often lead users to purchase images, fonts, accessories, and materials.

Our Software

Our cloud-based software integrates with our connected machines, allowing our users to create and share seamlessly from anywhere, at any time, across desktops or mobile devices. Our software aggregates billions of data points of our users' contributions, giving us valuable insights into our users' preferences and behaviors. Data such as user credentials, profile information, machine registration data, and pressure settings for various materials and tools are stored in the cloud. As users create with or upload images, designs, projects, community networks, and more, this information continuously syncs across their devices and within our data warehouse. We use our data science capabilities to continuously improve our software and products, with the intent to further drive engagement. Having direct access to this data allows us to monitor how users engage with product features, giving us the insights we need to efficiently improve and expand if needed or sunset products when no longer useful. The integrated structure of our hardware and software allows us to continue releasing new connected products with uses that seamlessly integrate with our existing ecosystem, allowing us to grow the lifetime value of our consumer base.

Connected Machines

Our connected machine portfolio currently includes the Cricut Joy family, the Cricut Explore family, the Cricut Maker family, and Cricut Venture. These machines cut, write, score, and create decorative effects using a wide variety of tools and materials including paper, vinyl, leather, and more. They are designed for uses ranging from quick, everyday projects like labels, decals, and greeting cards to professional-level DIY projects like personalized apparel, signage, and home décor. Our connected machines also use different combinations of tools, attachments, and accessories for deeper capabilities. For example, Cricut Joy Xtra can work with over 50 different materials – from the most popular craft materials like cardstock, adhesive vinyl and iron-on vinyl to specialty materials like polished foils. The Cricut Explore family pioneered calligraphy pens and sticker making, while the Cricut Maker family cuts softwood and engraves metal. Bluetooth and USB options enable connectivity to Cricut Design Space, our proprietary cloud-based design software available for free on Android, iOS, Mac OS, and PC devices.

A comparison of our current connected machines is below. We sell our connected machines alone, in a bundle with accessories and materials, and in a bundle with accessories and materials plus subscription.

Machine	Joy	Joy Xtra	Explore 4	Maker 4	Venture
Summary	Our most compact machine for fun and functional everyday projects like custom cards, simple decals & labels to organize anything and everything.	Our fits-in-any-space cutting machine for popular projects like full-color stickers, custom cards, T-shirts & so much more.	For the crafter looking to make popular projects like custom apparel, home decor & more. You can even make festive banners up to 12 feet long.	With more power & tools, on top of custom cards, stickers & big banners up to 12 feet, you can cut fabrics, engrave metal, deboss leather & so much more.	Our wide-format professional cutting machine that works at commercial speeds. Make extra-large projects like big paper flowers and wall decals, plus batches of T-shirts, totes & more.
Max Cut Size	4.5" width x 4' length	8.5" width x 4' length	11.7" width x 12' length	11.7" width x 12' length	24" width x 12' length
Materials	50+ compatible materials	50+ compatible materials	100+ compatible materials	300+ compatible materials	100+ compatible materials

Design App and Subscriptions

Users leverage our connected machines and design app to bring their ideas to life. After downloading our app and creating a profile, users are prompted through a guided flow where they provide information about what they want to make, then we guide them to a design they love, and ultimately a finished project. Users can access a select number of free images, fonts, templates, and ready-to-make projects, or can upload their own designs to begin making. Ready-to-make projects, ranging in complexity from cards to home décor, each come with instructions and recommendations for the ideal materials to use. In addition, we introduced AI functionality within our app that enables users to generate unique, cut-ready images from text prompts for personalized crafting projects like stickers, decals, and more. Users can save projects to their profile and share their designs with others — directly on our platform and through unique web links and social platforms. A regularly updated home feed showcases recent and trending projects from the platform. We also offer a wider selection of images, fonts, and projects for purchase à la carte, including licensed content from partners like major motion picture studios and global brands.

Much of the à la carte content (with exceptions for some partner content) is also included in Cricut Access, our subscription offering. Available as a monthly or annual subscription, Cricut Access subscribers enjoy a greater and ever-growing selection of more than 1.6 million images, over a thousand fonts, thousands of templates, and thousands of ready-to-make projects in our design library, as well as other members-only special features, like Background Remover and AI generation tools. Subscribers also receive discounts to Cricut.com and priority support. Cricut Access is $9.99 billed monthly or $95.88 billed annually. Cricut Access Premium, which includes all the benefits of Cricut Access, includes additional discounts and preferred shipping for an annual cost of $119.88. As of December 31, 2025, we had just over 3.09 million Cricut Access subscribers.

Cricut Extensions, Accessories, and Materials

We sell a broad range of extensions, accessories, and materials designed to work seamlessly with our connected machines. Cricut materials give users peace of mind with a brand they trust for durability, selection, and compliance. We sell a wide range of project materials including adhesive vinyl, iron-on vinyl, cardstock, and Infusible Ink (cuttable sublimation ink). Machine and hand tools also support multiple forms of creativity, from fine point blades for vinyl and cardstock, to rotary blades for fabric, to knife blades for leather and softwood. Handheld tools from scissors, to weeding tools, to rulers, complete the Cricut ecosystem for a full-brand offering made for the discerning consumer. We offer thousands of SKUs within our Cricut extensions, accessories, and materials at a variety of price points.

How We Go to Market

Many of our users hear about our products through word-of-mouth. With 89% of our users creating products for their friends and family, word-of-mouth marketing continues to be one of the most efficient and effective ways we attract new users. In 2025, 35% of new users first heard about Cricut through friends and family. We also use digital and social media marketing to attract users.

We sell our connected machines, accessories, and materials globally through our brick-and-mortar and online retail partners, as well as through our website at Cricut.com. Our partners include major retailers such as Amazon, Best Buy, Costco, Hobby Lobby, HSN, Michaels, Target, and Walmart, along with many others. We also sell our products, including subscriptions to Cricut Access, on Cricut.com. In 2025, 31% of our revenue was generated through brick-and-mortar sales and 69% was generated through online channels.

Our Competitive Strengths

Our competitive strengths include:

Our Vertically Integrated Platform Encourages Continual Engagement. Our platform accompanies a user from an idea to a finished project, with Cricut providing the connected machines, design app, digital content, accessories, and materials to make this a seamless journey. Users' engagement with our platform typically begins with a project idea. In our design app, users can browse and search among a wide range of images, fonts, templates, guided flows, and projects published by Cricut, by artists enrolled in our Contributing Artists Program, or made and shared by other users on our platform. Users can use that digital content to immediately design a project, or can like, bookmark, or organize it in collections for later use. During the design-and-make process, Cricut provides easy-to-use software tools, upload capabilities for external content, and project-specific guidance along the way. This supports users in making a successful finished project. Finally, users can share their finished projects with the platform community, inspiring others and starting the process over again.

We Build Beautiful, Inspiring and Easy-to-Use Products. Our mission is rooted in our passion for design, and this passion comes to life in the beautiful products we build and experiences we create. We take great pride in marrying design and functionality for each SKU – from our connected machines and design app to content to accessories and materials. Every touchpoint is an opportunity to engage the customer and exceed expectations. Our goal is to provide users with an experience that is both inspiring and intuitive, and we take great care to make our products easy to use. Our elegant products are backed by deep user experience, software, technology, and engineering expertise.

We Designed our Platform to Constantly Evolve so We Can Find New Ways to Delight Users. We constantly innovate and offer new features and improvements to existing ones to provide users with new capabilities for their existing connected machines. New features are integrated seamlessly into existing connected machines with updates to our software, infrastructure, and content. We continuously improve our software to address the unique needs our users have when crafting. For example, in 2025, we made significant improvements to simplify the overall user experience, including step-by-step guided flows within Design Space for vinyl decals, iron-on t-shirts, folded cards, cardstock cutouts, insert cards, and stickers and labels. We also introduced AI functionality that enables users to generate unique, cut-ready images from text prompts and reference image uploads for personalized crafting projects like stickers, decals, and more. In addition, we expanded the Contributing Artists Program, which launched in 2022, to over 1.2 million images.

We Have a Strong and Loyal Community of Users. Many of our users become deeply engaged in our creative community and loyal to our brand. Each project becomes an opportunity to create a conversation – our users share, inspire and teach each other. Our community of nearly 5.9 million Active Users as of December 31, 2025, creates a reinforcing network effect. The number of projects made and shared physically or digitally continues to grow over time. This engagement generates even more shared projects and word-of-mouth that in turn helps to grow our community.

We Have a Positive Impact on Our Users, in Good Times and in Bad. When users design with our products, they feel creative and self-accomplished. When they personalize an object or make something for someone as a gift, they feel good about themselves. Our products make people feel accomplished and confident – powerful emotions that help create a relationship and love between our brand and our users. Crafting allows people to create their own gifts or to earn income selling handmade goods. Given the positive emotions connected with crafting, our users create to celebrate and as a respite during difficult times.

Our Growth Strategy

These are key elements of our growth strategy:

Reach More Users. As of December 31, 2025, we had nearly 5.9 million Active Users. We have a significant opportunity to bring more users to our platform by enhancing our brand and product awareness. We intend to pursue this opportunity in part through digital advertising, social media and influencer marketing, retail partners, public relations, and word-of-mouth referrals.

Increase Monetization from Current Users. We keep our users engaged by applying what we learn on our platform to launch new software and products. We believe that by finding new ways to inspire our users to make with their existing connected machines, we can sell more content and accessories and materials. By enhancing our subscription offerings, we also believe we can grow our subscription base over time.

Continuously Improve Ease of Use and User Experience. We plan to continue to broaden our demographic appeal by making our products even easier to use and educating users on our products and their capabilities.

Expand Internationally. We believe there is a significant opportunity for Cricut to grow internationally. We began our international expansion by launching in Australia, Canada, France, Germany and the United Kingdom, and subsequently launched in Latin America, Western Europe, META (Middle East, Turkey, and Africa), and more recently most of Asia (including India, Japan, and South Korea). We have also localized our design app in each of the most commonly spoken languages in the countries we have entered. We offer country-specific content and continue to add local content for markets where we are in various stages of launch. We will continue to pursue disciplined international expansion by targeting countries with large populations of active creatives where we believe the Cricut value proposition will resonate. We expect to leverage a combination of brick-and-mortar and online retail partners to go to market internationally.

Technology and Content

Our core technology and content that support our platform are critical competitive advantages and are purpose-built to leverage the tools and capabilities of our connected machines. These solutions utilize a myriad of factors and elements unique to Cricut and are highly differentiated.

- **Cutting-Edge Innovation, Beautiful Design, and Ease of Use.** We invest substantial resources in research and development to enhance our platform, develop new products and features, and improve our user experience. Our hardware innovation harnesses the power of technologies typically found only in professional robotics, computer numerical control machinery, and other automated commercial devices. Examples of our cutting-edge innovation include: 1. Cricut Venture, launched in 2023, addressing key needs our consumers asked for relating to maximization of cutting area and batch making, and 2. Cricut Maker 4, launched in 2025, addressing a desire for faster cutting and the inclusion of materials required to make a project right out of the box. Our software integrates our connected machines with the rest of our platform and enables a seamless creative experience for our users. Our hardware and software are beautifully designed to be easy-to-use, so that users can be their creative best.

- **Proprietary Technology.** Our platform benefits from our proprietary intellectual property. Servo motors in our connected machines operate with feedback control to ensure ultra-precise cutting and drawing paths are generated each time a user clicks "Make It." The uniform heat plate technology in our EasyPress family of products allows our users to more evenly adhere iron-on vinyl and films onto T-shirts, totes, or tags. The ability to control the amount of machine pressure used by Cricut Maker was an industry first in such a compact form factor, and it allows our users to not only cut thicker materials like matboard, leather and basswood but also to deboss heavy chipboard or engrave metal. While assorted machine tools are required to create these decorative effects, our connected machines also have the capability to automatically detect whether the proper tool is installed to safeguard proper operation and help our users achieve their desired effect.

- **Cloud-Based Architecture Which Allows for Simplicity, Scalability and Security.** Our distributed and scalable technology architecture allows our users to access inspiration and create anytime they want from almost any computing device, maximizing use of our platform. Our users can get inspired on the go using Design Space on their phone, continue designing on their tablet, and then finish creating using their desktop — or stay on one device during their crafting session. Design Space maintains an expanding database of materials. As every creative project is unique, this database aids our users in understanding which materials are compatible with or optimized for their connected machine. Our materials database also houses controls for the precise pressure, speed, and machine tools needed for projects. This ensures a unified experience when a connected machine communicates with our cloud-based, highly scalable, microservice-designed APIs. Our software and apps are built and continually maintained using the industry's latest technology like

Swift for iOS, Kotlin for Android, and Electron Framework for Mac and Windows. We benefit from and leverage the AWS security frameworks to help secure our users' information, creative projects, and account.

- **Cut Smart Technology, Adaptive Tool System and QuickSwap Housings.** In 2014, we transformed the household electronic cutting machine market with the introduction of our Cut Smart technology on Cricut Explore. This allows our connected machines to cut and draw on materials through machine mat and carriage plot movements, while our servo motors apply a precise amount of cut force tailored to each material so there is no need for users to manually adjust blade depth, cut force, or speed. Later, in 2017, with the release of Cricut Maker, we further innovated by introducing our Adaptive Tool System, which deepens and enhances our connected machine movements by adding additional control from the tool housing itself. Through the interlocking of gears with the machine carriage, our Adaptive Tool System (currently available only on Cricut Maker family) can actively turn the blade during operation. This third juncture point allows Cricut Maker to intelligently control the direction of the blade and cut pressure to match the material, enabling experiences like machine cutting fabric with a rotary blade or using our knife blade to machine cut thicker materials like matboard and basswood. In addition to this multi-dimensional movement, our Adaptive Tool System also allows our users to install one machine tool housing that can be easily changed to have varying tips, something we aptly call QuickSwap. While Cricut Maker was released with only four tools initially, together with our Adaptive Tool System and QuickSwap housings, we have since empowered Cricut Maker users with the use of more than 10 tools. Our connected machines are durable, built to last and designed with this level of extensibility to quickly enable new uses as they are designed and brought to market.

- **Optimized Accessories and Materials.** While our connected machines work with a wide variety of accessories and materials regardless of brand, using Cricut-branded products brings added benefits. For example, with our Smart Materials line (including Smart Vinyl, Smart Iron-On, Smart Paper, and Smart Label), our users can load these materials into their connected machines without the need for a separate cutting mat, allowing users to create more efficiently and design larger projects. Our sourcing, quality assurance and materials teams go to great lengths to ensure all Cricut-branded accessories and materials (including Smart Materials, as well as cardstock, vinyl, transfer tape, leather, hand tools and others) are calibrated and purpose-built to work hand-in-hand with Cricut connected machines, as well as interplay well with other Cricut products. Our materials database works best with these Cricut-branded accessories and materials, thereby allowing our users to create quicker with more predictable results.

- **Content Development and Production.** The breadth and depth of our growing content library comes as a direct result of the data-driven approach we use to gain insights into our users' preferences and behavior. Using real-time data points, we observe the use patterns and other aggregated data to predict future trends or gaps in our content offering. Using these key learnings, we select ideas, themes and content categories that ultimately inform and shape our product development cycle. In addition to images, fonts and projects, we now also provide our users with templates, which include easily customizable content and are designed specifically for our most popular project types, such as vinyl decals, iron-on t-shirts, cards, and more. By partnering with professional illustrators, project designers, and subject matter experts, both internally and externally, we create tailor-made content offerings that beautifully complement our platform. Whether through the creation, acquisition or licensing of varied creative assets, our content teams then use a proprietary process to convert these images, fonts, templates and projects into content specifically optimized to integrate with our connected machines and Cricut-branded accessories and materials seamlessly. The output of this content lifecycle results in authentic, on-trend and high-quality images, fonts, templates and projects we offer our users for à la carte purchase or as a part of our Cricut Access subscriptions. As we diversify our content categories and further expand internationally, we will continue to develop localized and meaningful content shaped to meet the language, needs and preferences of our growing global user base. As our user base expands, demand for content is higher than ever. To scale our Design Space library and better support Cricut Access, we launched our Contributing Artist Program (CAP), which gives artists the opportunity to upload their artwork, and once approved by Cricut, it is ready to use in Design Space. Artists get compensated when members use their artwork. As we continue to expand the breadth, depth and editability of our content library, we also continue to expand our platform to serve the needs of our users when their content inspiration is a very unique idea. Through our new generative AI tool, users can simply enter a text prompt to describe their vision, upload an image to represent it, or do both, and generate a tailor-made image optimized for use in Design Space. This tool complements our ever-growing content library and rapidly improving search capabilities to help all members bring their unique visions to life.

- **Unified Integration Between Hardware, Materials, Software and Content.** Our design, engineering, product, and content teams work hand-in-hand to bring our products to life, from conception and validation to implementation. We work hard to build strong synergies across teams to successfully launch products that address new creative categories. One such example is evident with Cricut Insert Cards. Collaborating with our hardware engineering and machine teams, our materials team developed a colorful array of newly designed pre-scored and pre-cut cardstock greeting cards, complete with decorative inserts and envelopes. Utilizing a patented card mat to hold these cards in place during operation, Cricut machines can cut and draw professional-looking handmade cards. In its initial integration, users could make cards from a library of hundreds of ready-to-make projects in Design Space. Since then, the collaboration between our teams further deepened this ecosystem integration through the introduction of a guided flow in Design Space. With guided flows, available for Insert Cards but also for other popular project types such as vinyl decals, iron-on t-shirts, print-then-cut stickers, and more, our users now have access to thousands of customizable templates optimized for each project type, and benefit from a more hands-on assistance throughout the design, make and assembly process. This type of unified integration by and between our hardware, software, content and accessories and materials provides an outcome to our users with a value much greater than the sum of its individual parts.

Human Capital

Our Culture. Our mission is to help people lead creative lives. Our employees strive to support this mission by providing an innovative creativity platform that includes software, machines, materials, and tools for our users. Much of our team are makers and crafters themselves and are engaged with our end-users. We celebrate seeing the creativity and kindness that our end users create with the tools we provide. Behind the products, is a team that subscribes to an articulated culture of values and mantras. We start with a foundation of trust and encourage constructive conflict. The team lives by mantras such as "spend every dollar like it's your own," "choose trust, respect, and candor," "put the stinky fish on the table," and "act like an owner," among several others. We have built a team of talented professionals who are eager to work in an environment where how we work matters as much as the work itself.

Our Employees. Our culture is important to us and is what we strive to maintain in good times and bad. As of December 31, 2025, we had over 700 employees of which 185 lived outside of the United States. As of December 31, 2025, we had employees in 29 states and 25 countries. We believe the diversity of background and thought that this growth has infused into our company is a great strength and will continue to be as we continue to grow and expand around the world. We consider our relations with employees to be good. None are covered by collective bargaining agreements or are represented by a labor union.

Employee Well-Being. U.S.-based employee incentives and benefits include medical, life, disability, vision, and dental insurance coverage, 401(k) retirement plans with company matching contributions, and paid time off. We emphasize "acting like an owner" and in support of the mantra have awarded equity to much of the team. Furthermore, our employee assistance program offers confidential guidance and resources to employees and their household family members, including unlimited counseling sessions, access for financial and legal advice, and services to assist with childcare, elder care, pet care, and vacation planning. Additionally, Cricut provides opportunities for employees to privately support its members and select community organizations that are aligned to our mission to help people lead creative lives. While support is primarily provided in the form of product donations, it also includes employees' time in providing crafted projects. The majority of Cricut employees operate on a hybrid model, working in-office Monday through Thursday and the option to work virtually on Friday. Policies and practices are in place to ensure adherence to occupational safety within each office.

Competition

We compete in several market segments with our business.

We experience competition in connected machines; for example, Brother, Graphtec, Loklik, Silhouette America, and Siser sell cutting machines. We expect significant competition to continue, both from current competitors as well as new entrants into the market, some of which may become significant competitors in the future.

The accessories and materials DIY market is highly competitive with few barriers to entry. We face heightened competition in providing accessories and materials that we sell for use with our connected machines. We compete against well-established, well-known companies, many of which are also our channel partners. Many of these companies have substantial market share, diversified product lines, well-established supply and distribution systems, strong brand recognition and significant financial, marketing, research and development and other resources. These channel partners often have their own brands of products that we compete against, particularly in accessories and materials. We also compete with well-established content providers, from free resources that enable users to access content that is compatible with our platform, to more specific content marketplaces, like Canva, Creative Fabrica, and Etsy, where customers can purchase digital files to upload to our platform. We believe that our brand, technology, software, and content set us apart. We provide a superior value proposition and benefit from our deeply engaged community of users.

The areas in which we compete include:

- **Product Offering.** We compete with producers of DIY design and crafting tools, materials and accessories and work to ensure that our connected machines maintain the most innovative technology and user-friendly features. Our products, materials, and accessories allow our users to produce professional-looking projects.

- **Engagement.** We compete for consumer attention to earn and retain brand loyalty by delivering on the value and promise offered through our products.

- **Talent.** We compete for talent in every vertical across our company including technology, design, marketing, finance, legal and retail. As our platform is highly dependent on technology and software, we require a significant base of engineers to continue innovating.

The principal competitive factors that companies in our industry need to consider include but are not limited to total cost of product, manufacturing efficiency and supply chain management, product vision, product innovation, digital content (original and licensed), product quality and safety, pricing, user engagement, strength of sales and marketing efforts, technological advances and brand awareness and reputation. We believe we compete favorably across these factors.

For additional information, see the section titled "Risk Factors—Risks Related to Our Industry and Business."

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. Our practice is to seek protection for our intellectual property as appropriate, and we rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. Although we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the market.

As of December 31, 2025, we had 97 issued patents in the United States, which are expected to expire at various times between March 24, 2026, and November 14, 2045, as well as 237 issued patents in non-U.S. jurisdictions, which are expected to expire at various times between January 16, 2026, and February 4, 2050. We also had 49 pending patent applications in the United States and 108 pending patent applications in non-U.S. jurisdictions. These issued patents and pending patent applications are intended to protect our proprietary inventions that are relevant to our business. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other jurisdictions to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. As of December 31, 2025, we had a total of 20 registered trademarks in the United States and 80 registered trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as Cricut.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, as we continue to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We expect that infringement of our intellectual property may increase as the number of products and competitors in our market increases, and effective protection of intellectual property rights is expensive and difficult.

In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third-party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations and financial condition. For additional information, see the section titled "Risk factors—Risks Related to our Intellectual Property."

Manufacturing, Supply Chain and Fulfillment

We currently outsource the manufacturing of our connected machines, accessories and materials to third-party contract manufacturers located primarily in Malaysia, China, Thailand and South Korea. We believe outsourcing our manufacturing function promotes more flexibility and scalability in our operations, and we continue to monitor the impact and potential impact trade restrictions, and retaliatory measures implemented by U.S. trading could have on our business.

We use three contract manufacturers, with operations in Malaysia, to produce our connected machines, which are built based on our quality and performance standards and specifications. Our contracts with our three contract manufacturers do not obligate them to supply our connected machines in any specific quantity or at any specific price and allow us to enter purchase orders with such manufacturers.

Our contract manufacturers procure from approved third-party suppliers a majority of the components (measured by spend) that are used in the production of our products. During times of supply shortage, we have in the past and may again in the future, secure long-lead-time component supply directly from suppliers on a purchase order basis. Our contract manufacturers procure these components from us within the lead times provided by our finished goods purchase orders based on component allocations that we control. We also hold long lead-time electronic component inventories in contracted warehouses in Asia as a mitigation measure against shortages. We generally do not have long-term contractual agreements with these component suppliers. Certain highly specialized components and raw materials, such as electronic components, microchips and certain alloys that are critical to the performance of our connected machines, are sourced from very limited component suppliers. These components have unique performance profiles, and, as a result, it is not commercially practical to support multiple sources for these components for our products.

To streamline logistics, inventory management, warehousing and fulfillment, we engage a small number of third-party logistics partners, including last mile warehousing and delivery partners, located in the United States, China, Europe, and Australia to receive and distribute our products. Our third-party logistics partners complete a substantial percentage of our deliveries to brick-and-mortar and online retail partners, distributors, and online sales channels. Our products generally arrive at our third-party logistics partner facilities via ocean shipping services from our contract manufacturers. Direct shipments to users are then typically ground shipped for U.S. users and ground- or ocean-freighted for our international users.

As we grow and scale, we continue to evaluate and assess the need for existing and new manufacturers, suppliers, and partners. To mitigate the risks of having a limited number of suppliers, we have in place currently-qualified alternative contract manufacturers for certain products; however, we do not currently have alternative suppliers for certain key components. For additional information, see the section titled "Risk Factors—Risks Related to Manufacturing, Supply Chain and Fulfillment."

Sales and Marketing

Sales Channels

We sell our products primarily through our third-party brick-and-mortar and online retail partners, as well as through our website at Cricut.com. We also sell to a network of distributors in over 50 countries who resell our products primarily to international brick-and-mortar and online retail partners and on a limited basis to U.S. brick-and-mortar and online retail partners. In 2024, 65%, and in 2025, 69% of our revenue was generated through online channels, respectively. Our sales and channels team located in the United States support both the onboarding of new brick-and-mortar and online retail partners as well as account management of existing brick-and-mortar and online retail partners. We also have an international sales and marketing force in the United Kingdom, Australia, across Western Europe, South Africa, Middle East, Singapore, Mexico, and Brazil, to drive sales and whose reach spans into many jurisdictions across the globe. We continue to grow our revenues within our international markets and in 2024, 22%, and in 2025, 24% of our overall revenue came from our international business.

Many of our products are sold through traditional brick-and-mortar retail partners, varying in size, including on their websites, as follows:

- **Specialized Craft Retailers.** We sell to specialized arts and crafts supply retailers with large regional or national presence, such as Hobby Lobby, Hobbycraft, Michaels, and Cultura.

- **National Retailers.** We sell to large, mass merchant retailers with national and international presence, such as Amazon, Target, and Walmart.

- **Independent Retailers.** We sell to a network of smaller, independent retailers in targeted locations or in specialty markets.

As of December 31, 2024 and December 31, 2025, we did not have any customers that represented 10% or more of our consolidated revenue. We also currently offer our products through our website at Cricut.com, which can be purchased directly by users in the United States, Canada, the United Kingdom, Ireland, France, and Germany. Users can also purchase subscriptions to Cricut Access and Cricut Access Premium through our website or through Cricut's design app on Android and iOS devices. Additionally, users can make in-app purchases of images, fonts and projects à la carte on our platform and through our design app. We drive consumers to our website and platform primarily through word-of-mouth marketing channels and the use of low-cost marketing channels like social media.

We believe our omni-channel strategy enables us to target a diverse consumer base.

Marketing

Cricut marketing efforts keenly focus on building brand and product awareness, driving conversion, and engaging the community to attract new users and retain existing users. Our loyal community of millions of users — empowered with a platform designed for sharing — are our best and most effective marketing tools, helping to generate robust word-of-mouth referrals, which have been significant drivers of our growth. With 89% of our users, as of December 31, 2025, creating projects for their friends and family, word-of-mouth marketing continues to be paramount to our operational success. Crafting inspires feelings of accomplishment in our users, which promotes repeat use of our products and re-engagement in our platform and community.

Users in our community are deeply engaged and are passionate about sharing inspiration, Cricut tips and tricks, and personal stories online through third-party platforms like blogs and YouTube as well as social media, which promotes discovery and adoption. Users across the globe often also connect offline, self-organizing and hosting in-person meet-up events to create together, which reinforces the community network effect. As the number of users grow, the number of projects and content created and shared physically and digitally multiply.

Additionally, our users' ongoing engagement on our data-driven platform enables us to learn more about their preferences and behaviors, which we harness to continually improve our platform and to predict what new products will be successful, driving a cycle of further community engagement.

We intend to continue to invest resources to build our brand and community, including employing digital advertising, such as social media ads, video ads, and influencer posts. Our marketing efforts prioritize the customer journey to ensure that when consumers interact with the Cricut brand, we're creating positive experiences that people will remember. Our digital advertising creates brand awareness with the right audiences, and our content through third-parties, retail and influencer partnerships, social media, and the Cricut.com website supports better education of our product and offering for audiences to understand how we fit into their lives. Throughout the entire buying experience — the first moment that someone sees a Cricut logo or hears the Cricut name to the moment they decide to click the buy button — consumers become increasingly more familiar with what we do. Significant time and resources also go towards training our Cricut community management and Member Care teams to address issues relating to our products and services to reduce negative impacts on our users' experience.

Research and Development

Our research and development efforts focus on enabling our users to express their creativity. Technical direction is derived from our data science capabilities and feedback from our deeply engaged user community. This focus enables the development of a robust platform architected to ensure a simple and intuitive user experience, centered around our connected machines, subscriptions and accessories and materials. Our design, product, engineering, and customer support teams collaborate extensively with our user community. Our platform is primarily built and maintained in-house by a team of professionals across design, product management and engineering disciplines.

As of December 31, 2025, we had over 291 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to further improve our software, and the ease of use and functionality of our connected machines and platform and to expand our accessories and materials offerings.

Government Regulation

We are subject to a variety of U.S. federal and state laws and foreign laws and regulations that involve matters central to our business, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include laws governing, among other areas, privacy, data protection, information security, content regulation, intellectual property, competition, consumer protection, e-commerce, product liability, marketing, advertising, trade (e.g., sanctions, export controls and tariffs), telecommunications, national security, government contracts, anti-corruption, and taxation. These laws and regulations are often complex, sometimes conflict with or contradict other laws, and are frequently evolving. Laws and regulations may be interpreted, applied, created, amended, and enforced in different ways in various locations around the world, posing a significant challenge to our increasingly global business. Compliance with these laws may be costly, and violations of these laws and regulations could result in fines, criminal sanctions, reputational damage, or other penalties.

As we grow and expand our geographical reach and our offerings, we may become subject to additional regulations, in the United States and internationally.

In the European Union, or EU, the General Data Protection Regulation (EU) 2016/679, or GDPR, became effective on May 25, 2018. The GDPR is intended to create a single legal framework that applies across all EU member states. However, there are certain areas where EU member states can deviate from the requirements in their own legislation. It is therefore likely that we will need to comply with these local regulations in addition to the GDPR. Local supervisory authorities can impose fines for non-compliance and have the power to carry out audits, require companies to cease or change processing, request information and obtain access to premises. The GDPR created more stringent operational requirements for processors and controllers of personal data, including, for example, requiring enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), limiting retention periods of personal data, requiring mandatory data breach notification and requiring additional policies and procedures to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data. Similarly, other jurisdictions are instituting privacy and data protection and information security laws, rules, and regulations, which could increase our risk and compliance costs.

The United Kingdom has also adopted a data protection regime generally tracking the GDPR (combining the GDPR and the Data Protection Act 2018), which potentially authorizes fines similar to those under the GDPR and the Data Protection Act 2018 and other potentially divergent enforcement actions. The United Kingdom made targeted amendments to this data protection regime in 2025. Furthermore, there will be increasing scope for divergence in application, interpretation and enforcement of data protection law between the United Kingdom and the EU. We continue to monitor and review the impact of any resulting changes to EU or United Kingdom law that could affect our operations, which could also increase our risk and compliance costs.

The California Consumer Privacy Act, or CCPA, became effective in January 2020 and was subsequently amended by the California Privacy Rights Act. CCPA gives California residents various rights with regard to their personal information, including to access and delete their personal information, to opt out of certain sales and sharing of personal information, and to receive detailed information about how their personal information is collected and used. The CCPA also provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. Similar legislative developments in numerous other states also have been enacted or proposed. Federal privacy legislation also has been proposed. These developments create the potential for a patchwork of overlapping but different laws, and increase our risk and compliance costs.

Further, some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to the transfer of personal data outside the European Economic Area, or EEA, and the United Kingdom. We rely on transfer mechanisms permitted under these laws, including the standard contract clauses, which have been subject to regulatory and judicial scrutiny. If these existing mechanisms for transferring personal data from the EEA, the United Kingdom or other jurisdictions are unavailable, we may be unable to transfer personal data of employees or users in those regions to the United States.

See the section titled "Risk Factors" for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are filed with the U.S. Securities and Exchange Commission (the "SEC"). Such reports and other information filed by the Company with the SEC are available free of charge at investor.cricut.com/financial-information/sec-filings when such reports are available on the SEC's website. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our Company periodically provides certain information for investors on its corporate website, www.cricut.com, and its investor relations website, investor.cricut.com. The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and all of the other information in this Annual Report on Form 10-K, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Summary of Risk Factors

Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as described below. The principal factors and uncertainties that make investing in our Class A common stock risky include, among others:

- risks regarding our ability to attract and engage with our users, including anticipating their product preferences;

- competitive risks in both of our segments: Platform and Products;

- supply chain, manufacturing, distribution and fulfillment risks, including our being dependent on three contract manufacturers to produce connected machines, and on limited sources of supply for components, accessories and materials, as well as our ability to forecast demand and manage our inventory;

- international risks, including regulation, tariffs that have materially increased, and may continue to increase, our costs and the potential for further trade barriers;

- sales and marketing risks, including our dependence on sales to brick-and-mortar and online retail partners and our need to continue to grow online sales;

- risks relating to the complexity of our business, which includes connected machines, custom tools, hundreds of materials, design apps, e-commerce software, subscriptions, content, international production, direct sales, and retail distribution, particularly for a company of our relative size;

- risks related to product quality, safety and warranty claims and returns;

- risks related to protection of our intellectual property, as well as to cybersecurity and potential security breaches and incidents;

- risks related to general socio-economic and political conditions as well as consumer confidence; and

- risks related to our dependence on our Chief Executive Officer.

Risks Related to Our Industry and Business

If we are not able to attract and engage with our users, our business and rate of growth could be adversely affected.

Since launching our first connected machine, we have built a loyal and growing community of users that has reached substantial scale. Our business and rate of growth is dependent upon our ability to attract and engage with our users. User engagement is one of many factors that affects our revenue in both of our segments, and it is difficult to isolate its effect on revenue and our other financial results in any given quarter. We cannot ensure that our efforts to attract and engage with users, which we modify from time to time, will be successful or that we will be able to maintain sales to our users. There are a number of factors that could impact our number of users and our ability to increase sales to users, including:

- a decline in the public's interest in or discretionary time and money available for do-it-yourself, or DIY, crafting activities;

- pricing, perceived value and ease of use of our platform and products;

- our ability to satisfy demand for and deliver quality products and value for subscriptions;

- sales of competitive products;

- our failure to broaden our demographic appeal;

- our ability to continue to improve the user experience in each aspect of our business and successfully educate our users about our products;

- our failure to capitalize on growth opportunities;

- our inability to meet the challenges resulting from fast-paced changes in technology, including the use of artificial intelligence and machine learning;

- the failure of our connected machines to communicate or sync properly with Cricut-authorized design apps, including our Design Space apps, or other third-party applications such as Android, iOS and Windows;

- unsatisfactory experiences with our products, including with respect to the use, purchasing or delivery of our products or with Cricut Member Care, including public disclosure of those experiences through social media or other communications from our community;

- changes to our product offerings;

- our failure to increase our international presence, including the failure to translate and localize our digital content and subscriptions, or the failure to further expand internationally;

- decreased word-of-mouth referrals from our community or failed marketing efforts;

- increase in users joining our platform through a second-hand machine, who tend to exhibit lower engagement intensity compared to users joining through a newly purchased machine; and

- deteriorating general economic conditions, inflationary pressures affecting the pricing of our products or otherwise, or changes in consumer spending preferences or buying trends, each of which we currently are experiencing.

As a result of these factors, our rate of adding new users is declining in comparison to recent years and, in the short term, the number of Paid Subscribers could remain flat or decline, and we cannot be sure that we will be successful in attracting and engaging with users, or increasing sales to our users, at levels that will be adequate to maintain or grow our business. If user engagement declines, then Platform ARPU and Products revenue, specifically as it relates to accessories and materials, may also decline. However, Platform ARPU has increased in recent periods.

Our revenue growth rate and financial performance have fluctuated in recent periods and may not be indicative of our future performance, and we expect our revenue growth rate to be lower than growth rates we experienced in prior years.

We experienced rapid revenue growth through 2021 and experienced a reduction in revenue since then, with revenue of $765.1 million, $712.5 million, and $708.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, we expect our revenue growth rates to decline compared to prior years due to a number of reasons, including more challenging comparisons to prior periods, slowing demand for our platform and products, increasing competition, a decrease in the growth of our overall market and our failure to capitalize on growth opportunities. For example, we saw significant growth in sales during the COVID-19 pandemic in 2020 and 2021 but saw a reduction in sales in 2022, 2023, 2024 and 2025. There can be no assurance that sales will return to 2020 and 2021 levels in the future or that we will be able to continue to significantly grow our revenue. Our rate of adding new users has declined over the last four years in comparison to 2020 and 2021, and the number of Paid Subscribers could remain flat or decline.

If we are unable to anticipate user preferences and successfully develop and introduce new, innovative and updated products in a timely manner, our business may be adversely affected.

Our success in maintaining and increasing our user community depends on our ability to identify trends, as well as to anticipate and react to changing preferences, which cannot be predicted with certainty. If we are unable to introduce new or enhanced products, or additional designs and projects, in a timely manner, if such new offerings are not accepted by our user community or if our competitors introduce similar offerings faster than we do, our business may be adversely affected. We also need to successfully educate our users on new offerings or improvements to current offerings. Moreover, our new offerings may not receive market acceptance if preferences change rapidly to different types of personal DIY offerings or away from these types of offerings altogether. Our future success depends in part on our ability to anticipate and respond to these changes as well as to improve the user experience in each aspect of our business. For example, some users find our connected machines to be challenging to use or may require user education in order to operate them efficiently or have the best user experience. If we are not able to make our connected machines easier to use or improve user education and experience, it may have an adverse effect on our business. Alternatively, our more experienced users potentially may not appreciate our efforts to simplify or streamline the user experience they may be accustomed to. In addition, failure to anticipate and respond in a timely manner to changing user preferences could lead to, among other things, reduced word-of-mouth referrals, lower sales, lower subscription rates, pricing pressure, lower gross margins, discounting of our existing products and excess inventory levels.

Even if we are successful in anticipating user preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality products. Development and launch of new or enhanced products is time-consuming and requires significant financial investment, which could result in increased costs and a reduction in our profit margins. We have experienced, and may in the future experience, delays in the planned release dates of new products. Delays could result in adverse publicity (if potential new product announcements are leaked and then delayed), loss of sales and delay in market acceptance, any of which could cause us to lose or fail to engage with existing users or impair our ability to attract new users. In addition, the introduction of new products by competitors could adversely affect our ability to compete. Any delay or failure in the introduction of new products could harm our business, results of operations and financial condition.

Moreover, we must successfully manage the introduction of new or enhanced products and product offerings, which could adversely affect the sales of our existing products. For instance, users may choose to forgo purchasing existing connected machines in advance of new product launches, and we may experience higher returns from users of existing products after a new product launch occurs. As we introduce new or enhanced products, we may face additional challenges related to managing a more complex supply chain and manufacturing process, including the time and cost associated with onboarding and overseeing additional suppliers, contract manufacturers and third-party logistics partners. As we develop, acquire, and introduce new technologies, including those that may incorporate artificial intelligence and machine learning, we may be subject to new or heightened legal, ethical, and other challenges, including the ability to innovate as quickly as our competitors as well as increased research and development expenses and other unanticipated expenses, including but not limited to, costs associated with potential increased AI usage and image storage. We may also face challenges managing the inventory of new or existing products, which could lead to excess inventory and discounting of such products. Users may negatively react to changes we introduce to products and product offerings. In addition, new or enhanced products may have varying selling prices and costs compared to legacy products, which could negatively impact our gross margins and results of operations.

We derive a significant portion of our revenue from sales of products, particularly our connected machines, and a decline in sales of our connected machines would adversely affect our future revenue and results of operations.

We derive a significant portion of our revenue from sales of products, particularly our connected machines. Our connected machine revenue remained flat at $192.4 million for the year ended December 31, 2025 and $192.4 million for the year ended December 31, 2024. Any factors adversely affecting sales of our connected machines, including introduction by competitors of comparable machines at lower price points, a maturing product lifecycle, shortages in our supply or inventory of connected machines, a decline in consumer spending, an increase in second-hand machines, or other factors discussed elsewhere in this Risk Factors section, could result in a decline in sales of our connected machines, which would adversely affect our future revenue and results of operations.

Moreover, because we derive a significant portion of our platform and accessories and materials revenue as an extension of the sales and use of our connected machines, any material decline in the sales and use of our connected machines would also have a pronounced impact on platform and accessories and materials revenue, which would adversely affect our future revenue and results of operations. For example, accessories and materials revenue decreased by $18.2 million, or 8.8%, to $188.9 million for the year ended December 31, 2025 from $207.1 million for the year ended December 31, 2024. In addition to sales of our connected machines, accessories and materials revenues are influenced by multiple factors, some of which can be hard to isolate in a given time period. These factors include retailer demand, currency, consumer buying behavior (pantry loading), promotional activity, competition, and engagement (defined by consumer cutting behavior and therefore consumption of materials). Each of these can have an impact on accessories and materials revenue in different time frames that are hard to estimate. Our efforts to increase our sales of accessories and materials may not have the desired effect.

Our results of operations could be adversely affected if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory, the manufacturing capacity of our contract manufacturers or their component supply.

Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products, changes in demand for the products of our competitors, unanticipated changes in general market or economic conditions or changes in consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we may not have the manufacturing capacity or supply-chain flexibility to satisfy short-term demand increases. If we fail to accurately forecast consumer demand, we may experience insufficient or excess inventory levels or a shortage or surplus of products available for sale. If we underestimate demand or are otherwise unable to meet consumer demand, we could experience loss of revenue, reputational harm and damaged relationships, including through social media or other communications from our community, and adversely affect our business, financial condition and results of operations. If we forecast inventory levels in excess of consumer demand, this may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand image. While supply chain conditions improved during 2023, 2024 and 2025, if our supply chain faces challenges again, it could put pressure on margins.

We depend on sales to brick-and-mortar and online retail partners, including a limited number of sophisticated key brick-and-mortar and online retail partners. The loss or substantial decline in volume of sales to any of our key brick-and-mortar and online retail partners could adversely affect our financial performance.

Our financial performance has been and will continue to be significantly determined by our success in attracting and retaining brick-and-mortar and online retail partners. For the year ended December 31, 2024, our top seven brick-and-mortar and online retail partners accounted for 30% of total revenue. For the twelve months ended December 31, 2025, our top seven brick-and-mortar and online retail partners accounted for 31% of total revenue. We anticipate that a similar level of concentration will continue for the foreseeable future.

We are dependent on our brick-and-mortar and online retail partners to manage the sales of our products in their stores and on their websites. For example, we depend on brick-and-mortar retail partners to provide adequate and attractive space for our products and point of purchase displays in their stores, to maintain appropriate inventory for our product in their stores and to employ, educate and motivate their sales personnel to sell our products. We also depend on our brick-and-mortar and online retail partners to adequately market our products on their websites and provide a positive online shopping and shipping experience for their customers. However, we generally do not have significant input or control over the display or promotion of our products by our brick-and-mortar and online retail partners, and they are generally not prohibited from promoting products of our competitors.

Our key brick-and-mortar and online retail partners have demanded and may in the future demand heightened security, product safety or packaging requirements and specified service levels. If we fail to meet these requirements, we may not only lose a brick-and-mortar and online retail partner, but we may have to pay significant punitive costs or retailer-imposed fines for such failures. We also impose policies and guidelines on our brick-and-mortar and online retail partners through our contractual agreements and otherwise. We are motivated to work with those retailers that help us create a great experience both on shelf and for the actual usage of our ecosystem. If a retailer fails to follow the policies and guidelines in our sales agreements and otherwise, we may choose to temporarily or permanently stop shipping product to that retailer, which could adversely affect our revenue and results of operations.

Because our key brick-and-mortar and online retail partners have dominant positions in their markets, a loss of any key retailer may not be easily replaced. The loss or substantial decline in volume of sales to our key brick-and-mortar and online retail partners, including lost sales because of inadequate retailer inventory, would adversely affect our operating results and financial performance. Moreover, if we are not able to meet demand from our key brick-and-mortar and online retail partners, or if we are unable to satisfy minimum revenue growth and margin targets, they may limit or eliminate our shelf space, fail to feature our products on their websites or cease to offer our products and instead offer or promote products from our competitors who are able to meet their demands.

If the financial condition of one or more of our key brick-and-mortar and online retail partners weakens, a key retailer stops selling our products or uncertainty regarding demand for some or all of our products causes one or more of these brick-and-mortar and online retail partners to reduce its ordering and marketing of our products, it could decrease revenue from sales to brick-and-mortar and online retail partners and adversely affect our total revenue. Financial difficulties for one or more of our key brick-and-mortar and online retail partners could also expose us to financial risk if such retailer were unable to pay for the products purchased from us. We may not be able to collect our receivables from our brick-and-mortar and online retail partners, or we may incur significant expense in attempting to collect receivables, which would materially and adversely affect our profitability and cash flows from operations. Cricut's sales to customers are typically made on credit terms without collateral. A bankruptcy, financial distress, or restructuring of one of our brick-and mortar or online retail partners could result in our inability to collect receivables, and in some cases require us to return money previously received from the partner as directed by the bankruptcy court. For example, in January 2025, our customer JOANN, Inc. announced it had filed for Chapter 11 bankruptcy and in February 2025 announced that it would liquidate and discontinue business. All of JOANN, Inc.'s brick-and-mortar locations closed by the end of May 2025. While JOANN, Inc.'s bankruptcy has not had a material adverse effect on our business, results of operations or financial condition, there can be no assurance that the bankruptcy, financial distress, or restructuring of one of our brick-and-mortar or online partners would not have such an effect. In addition, current deteriorating general economic conditions, inflationary pressures affecting the pricing of our products or otherwise, and changes in consumer spending preferences or buying trends could have an effect on sales through our brick-and-mortar and online retail partners.

Our long-term growth is dependent upon our ability to increase online sales through the websites of our brick-and-mortar and online retail partners as well as through our own website. If we do not effectively grow our online channels while reducing our reliance on our other sales channels, our business, financial condition, results of operations and profitability could be harmed.

Our ability to grow revenue and increase our profitability depends in part upon our ability to successfully implement certain strategic go-to-market initiatives, including expanding our online sales presence while continuing to work with key brick-and-mortar and online retail partners. Our online sales include online sales through the websites of our brick-and-mortar and online retail partners as well as through our own website Cricut.com. In the year ended December 31, 2023, 62% of our revenue was generated from these online channels. In the year ended December 31, 2024, 65% of our revenue was generated from these online channels. For the twelve months ended December 31, 2025, 69% of our revenue was generated from these online channels. There can be no assurance that online sales will remain at these levels in the future or that we will be able to continue to significantly grow our online channels.

To successfully grow our sales through Cricut.com, we must continue to drive traffic to our website, convert a larger percentage of potential brick-and-mortar and online retail partner sales to our website and create and maintain a streamlined and intuitive online shopping experience. Increasing sales through Cricut.com may be costly and may place increased demands on our operational, managerial, administrative and other resources. We are dependent on our brick-and-mortar and online retail partners to manage their own e-commerce operations effectively, to maintain appropriate inventory for our product in their e-commerce operations and to promote our products through those channels. We or our brick-and-mortar and online retail partners may be unable to effectively address the challenges involved with increasing online sales, including maintaining adequate retailer inventory, which could negatively affect our results of operations and financial condition.

We actively work to develop channel strategies to service omni-channel retailers, which are sellers who can serve product through in-store, online, and buy online and pick up in store programs (BOPIS). Sales through online channels, either through Cricut.com or our online retail partners' websites, could reduce sales by our current brick-and-mortar retail partners, which could adversely affect our relationship with our brick-and-mortar retail partners, particularly those that do not have a strong online presence. Based on our strategic initiative to increase sales through online channels, our brick-and-mortar retail partners may decide not to adequately display our products in store, choose to reduce the in-store space for our products, locate our products in less than premium positioning in their store, choose not to carry some or all of our products or promote competitors' products over ours in store, and as a result, our sales could decrease and our business could be harmed.

If we are not successful in effectively and sustainably growing our online sales channels, through Cricut.com and our brick-and-mortar and online retail partners' websites, our business, financial condition, results of operations and profitability could be harmed.

If we are unable to maintain or increase our subscriptions, or if existing users do not renew their subscriptions, our future revenue and results of operations could be harmed.

Subscriptions are a significant portion of our Platform revenue. If we are unable to maintain or increase subscriptions, which have higher margins than our other products, our future revenue and results of operations could be harmed. Our Paid Subscribers have no contractual obligation to renew their subscriptions to Cricut Access or Cricut Access Premium after the expiration of their initial subscription term, and our subscriptions may be offered on a monthly and annual basis. The images and designs on our platform are available for purchase à la carte, which may limit the incentive for users to purchase subscriptions. Our ability to increase new subscriptions may decline or fluctuate as a result of a number of factors, including seasonality, the quality of images and projects we offer, level of engagement, the number of new features and capabilities only offered through our subscriptions, the prices of products offered by our competitors and the budgets and consumer spending habits of our users. In addition, new users joining our platform through a second-hand machine tend to have a lower subscription sign-up rate and engagement intensity than new users joining us through a newly purchased machine. If our users do not renew their subscriptions or if additional users do not purchase subscriptions, our future revenue and results of operations could be harmed. To the extent that users of our free design apps do not purchase images, projects or products à la carte or convert to a subscription, our future revenue and results of operations could be harmed. Our efforts to increase our subscriptions may not have the desired effect. Instead of increasing subscriptions, attempts to increase subscriptions could cause our users to limit their use of our connected machines, cause reputational harm and damaged relationships, and result in reduced sales of connected machines and accessories and materials, any of which could negatively affect our future revenue and results of operations. Finally, any future changes to our subscription model could make our subscriptions less attractive to users or reduce our margins on subscriptions, which could negatively affect our future revenue and results of operations.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

The markets in which we participate, including the traditional craft market and the other creative or DIY markets we touch, are highly competitive with limited barriers to entry. We operate and manage our business in two reportable segments: Platform and Products. We face competition in every aspect of our business, but particularly as it relates to the accessories and materials offerings within our Products segment. Many accessories and materials produced by our competitors, including the private label products of some of our retail partners, are compatible with our connected machines and are often available for purchase through our retail partners. Our competitors may offer competing accessories and materials at lower price points or with different features than our products. We are currently seeing intensifying competition as it relates to accessories and materials, and we expect the competition in the accessories and materials DIY market to continue to intensify in the future as new and existing competitors introduce new or enhanced products that may compete with our product lines. Our efforts to increase our sales of accessories and materials may not have the desired effect. Because we derive a significant portion of our revenue from the sales of accessories and materials, the material decline in such sales is having and could continue to have a pronounced impact on our future revenue and results of operations.

We also experience competition in connected machines from sellers of both connected and manual cutting and other machines. For example, Brother, Graphtec, Loklik, Silhouette America, and Siser sell cutting machines, and a number of companies sell heat press machines. Our Platform business, which provides users with fonts and images for making designs, competes with well-established content providers, from free resources that enable users to access content that is compatible with our platform, to more specific content marketplaces, like Canva, Creative Fabrica, and Etsy, where customers can purchase digital files to upload to our platform.

With respect to both of our segments, introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending or other factors could result in a decline in our Products revenue, which may adversely affect our business, financial condition and results of operations. Additionally, if in the future, due to competitor discounting or other marketing strategies, we significantly reduce our prices on our products without a corresponding increase in sales volume, it would negatively impact our revenue and would adversely affect our gross margins and overall profitability.

As our product categories mature, new competitive forces and competitors may emerge. As we expand our product offerings, we may begin to compete in new product offerings with new competitors. Our competitors may develop, or have already developed, products, features, content, services or technologies that are similar to ours or that achieve greater market acceptance, undertake more successful product development efforts, create more compelling employment opportunities or marketing campaigns or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than we do or may introduce product features and/or technologies, including artificial intelligence and machine learning capabilities, sooner than we do, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products, devote greater resources to marketing and advertising or better position themselves to withstand substantial price competition. While we continued to focus in 2025 on launching new innovation and consumable products, specifically for e-commerce channels, which has resulted in market share gains, if we are not able to compete effectively against our competitors, they may acquire and engage our users or generate revenue at the expense of our efforts, which could adversely affect our business, financial condition and results of operations.

Sales of copycat products or unauthorized "gray market" products by brick-and-mortar and online retail partners or distributors could adversely affect our authorized distribution channels and harm our reputation, business and results of operations.

Copycat companies or products have in the past attempted, are currently attempting, and in the future may continue to attempt to imitate our connected machines and accessories and materials, our brand or the functionality of our products. When consumers purchase copycat products in lieu of our products, it negatively affects our business and results of operations. In the past, when we have become aware of such products, we have employed technological or legal measures in an attempt to halt their distribution, and we plan to continue to employ such measures in the future. However, we may be unable to detect all copycat products in a timely manner, and, even if we could, technological and legal measures may be insufficient to halt their distribution. In some cases, particularly in the case of brick-and-mortar and online retail partners and distributors operating outside of the United States, our available remedies may not be adequate to protect us against the effect of such copycat products. Regardless of whether we can successfully enforce our rights against the producers of these products, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. For example, we are currently aware of certain unauthorized copycat products, including machines, mats and other accessories, that are actively marketed for use with our connected machines and are available through certain major online retail partners. We have taken legal action against certain of the producers of these copycat products and anticipate expending significant financial or other resources in the future to combat these products. In addition, to the extent that sales of copycat products create confusion or experiences with our products among consumers, our brand and business could be harmed. For example, in some cases, users purchase copycat products believing them to be Cricut products and then inaccurately attribute defects with those products to Cricut, which would adversely affect our reputation. In other cases, our users purchase copycat accessories to use with their connected machine, but since the copycat accessories are not calibrated correctly to work with our connected machines, they may have a negative experience and attribute it to the connected machine.

Further, some of our products may find their way to unauthorized outlets or distribution channels, and could include used product sold as new, fraudulent, unbundled, or stolen goods. This type of "gray market" selling through unauthorized resellers could negatively impact Cricut's product value, brand value, and retailer/partner margins. Further, this "gray market" for our products can undermine authorized brick-and-mortar and online retail partners and distributors who promote and support our products and can damage our reputation and business, and we may have to spend significant time and resources in the future to challenge such copycat products and unauthorized "gray market" products.

Competitive pricing pressures, including with respect to our platform services, products, and shipping, may harm our business and results of operations.

If we are unable to sustain pricing levels for our platform services and products, including our bundles, whether due to competitive pressure or otherwise, our gross margins could be significantly reduced. Our portfolio of connected machines, extensions, accessories and materials and bundles are available at a variety of price points, and subscription offerings range from $9.99 per month to $95.88 per year for Cricut Access or $119.88 per year for Cricut Access Premium, which includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping.

Demand for our products can be sensitive to price, especially in times of slow or uncertain economic growth and consumer economic conservatism. To the degree we implement price increases, we could see further impact on consumer behavior and demand. Many factors can significantly impact our pricing strategies, including production and personnel costs, as well as other factors outside of our control, such as consumer sentiment, increases in the price of raw materials, inflationary pressures, and our competitors' pricing and marketing strategies. Changes in our pricing strategies have had, and may continue to have, a significant impact on our revenue and net income. From time to time, we have made changes to our pricing structure to remain competitive, because if we fail to meet our brick-and-mortar and online retail partners' and users' price expectations, we could lose sales. Furthermore, brick-and-mortar and online retail partners may choose to offer promotions or sales on our products, including our connected machines, and we may have to match those prices on our own website to continue to attract users to our website to make purchases, which could affect our business and results of operations. In addition, we vary our pricing strategies to effectively compete in certain international target markets. If our online retailers sell our products across borders on their global storefronts, there is a risk that our products could be sold for lower than established retail prices within a specific region or market. This type of sales activity could disrupt our brick-and-mortar retailer partners' sales efforts.

Many of our accessories and materials, including adhesive vinyl, iron-on vinyl, paper, stationery, stickers and other merchandise, are also offered by our competitors at lower prices or with free or accelerated shipping timelines that we either are unable to or choose not to match. Accordingly, if a user runs out of materials during a project, they may opt to purchase a replacement from a competitor or other online retail partner, such as Amazon, to receive one or two-day shipping, which we may not be able to offer. In addition, many of our competitors discount our accessories and materials or competitors' accessories and materials at significant levels, and, as a result, we may be compelled to change our discounting strategy, which could impact our business and results of operations. If in the future, due to competitor discounting, shipping or other marketing strategies, we significantly reduce our prices on our products without a corresponding increase in sales volume, it would negatively impact our revenue and could adversely affect our gross margins and overall profitability.

Further, our decisions around the development of new products and platform services are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, our business and results of operations could be adversely affected.

If we are not able to accurately estimate variable consideration from customer rebates each quarter, it could affect revenue in future periods.

We participate in promotional and rebate programs with our key brick-and-mortar and online retail partners to enhance the sale of our products. These promotional programs consist of incentives or entitlements to our customers, such as advertising allowances, volume and growth incentives, business development, product damage allowances and point-of-sale support. Customer rebates are considered to be variable consideration, which we estimate each quarter using the expected value method or most likely amount, based upon the nature of the incentive. Sales are reduced by the cost of these promotional and rebate programs and we record a related sales incentive liability in our consolidated balance sheets at the date of the transaction. To the extent that our estimates of variable consideration from customer rebates each quarter are not accurate, it could affect our revenue in future periods.

We have grown rapidly in prior years and face risks associated with the growth of our business. If we are unable to manage our growth and the complexity of our business effectively, our brand, company culture and financial performance may suffer.

We have grown rapidly in prior years and continue to appropriately scale our business as we implement our growth strategy. For example, our revenue peaked in 2021 at $1.3 billion before reducing to $765.1 million in 2023, $712.5 million in 2024, and $708.8 million in 2025. In addition, between December 31, 2023 and December 31, 2024, our employee headcount decreased from over 690 to over 640, and as of December 31, 2025, our employee headcount was over 700. In March 2024, due to the challenging macroeconomic environment and with the goal of maintaining the health and sustainability of the company, we implemented a workforce reduction which impacted approximately 8% of Cricut employees. While we do not expect headcount growth to continue at the same pace as in recent years, we may choose to significantly increase headcount again in the future. Further, as we grow, our business becomes increasingly complex, particularly for a company of our relative size.

To effectively manage and capitalize on our growth opportunities, we must continue to forecast demand and manage our supply chain, expand our sales and marketing, focus on innovative product development, upgrade and secure our management information systems and other processes and obtain more space for our expanding staff. Our continued growth and complexity could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training and managing a diffuse and growing employee base. Failure to appropriately scale with growth, improve ease of use and user experience, launch new products in new categories, and strategically expand internationally, could harm our future success, including our ability to effectively focus on and pursue our corporate objectives. Moreover, the complicated nature of our business, in which we design our own products, develop our own design apps, rely on third-party manufacturers and sell our products through brick-and-mortar and online retail partners, as well as through our website, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business at an effective rate. If we do not adapt to meet these evolving challenges, including hiring and maintaining the right number of employees for each aspect of our business, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products may suffer and our company culture may be harmed.

Our growth strategy contemplates an increase in our advertising and other sales and marketing spending, which represented 16%, 20% and 22% of revenue in 2023, 2024 and 2025, respectively. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated, and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth.

The complexity of our business and rapidly evolving nature of the market in which we sell our products, raises substantial uncertainty concerning how these markets and other economic factors beyond our control may develop and reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could adversely affect our business, brand, financial condition and results of operations.

Our business is affected by seasonality.

Our business has historically been influenced by seasonal trends. We generate a disproportionate amount of sales activity related to our products during the fourth quarter, due in large part to seasonal holiday demand. For example, in 2023, 2024 and 2025, our fourth quarter represented 30%, 29% and 29% of total revenue for the year, respectively. Our promotional discounting activity is also higher in the fourth quarter, which negatively impacts gross margin during this period. Accordingly, adverse events that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. In contrast, sales of accessories and materials typically slow in the second quarter of the year in connection with school summer holidays. Seasonality in our business can also be skewed by macroeconomic factors, such as inflation and reduction in consumer demand. In addition, seasonality can be affected by introductions of new or enhanced products, including the costs associated with such introductions. Furthermore, our rapid growth in prior years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. For example, we experienced significant growth in sales in 2020 and 2021 but have seen a reduction in sales in 2022, 2023, 2024, and 2025. Accordingly, yearly or quarterly comparisons of our results of operations may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Moreover, we experienced a significant increase in sales after the outbreak of the COVID-19 pandemic, but normalized full-time return to work trends have negatively impacted demand for our products and platform services, as have current deteriorating general economic conditions, inflationary pressures affecting the pricing of our products, and changes in consumer spending preferences and buying trends, and our sales activity may continue to diminish as a result. As a result of these factors, our rate of adding new users is declining in comparison to recent years and, in the short term, the number of Paid Subscribers could remain flat or decline. Accordingly, it can be difficult to predict the degree to which customer demand, seasonality, and uneven sales patterns of our customers will affect our business in the future.

Our quarterly results of operations and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly results of operations and other operating metrics have fluctuated and may continue to fluctuate in the future, which may make it difficult to accurately forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. Our financial condition, results of operations and operating metrics in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including those discussed in this Risk Factors section and:

- the continued market acceptance, and the growth, of the personal craft market;

- our ability to attract and engage our users, leading to increased sales to them;

- our development and improvement of the quality of our user experience, including enhancement of existing products, creation of new products, technology and features and licensing of new content;

- the continued development and upgrading of our proprietary software;

- the timing and success of new products, features and content introductions by us or our competitors or any other change in the competitive landscape of the markets in which we operate;

- pricing pressure as a result of inflationary pressures, competition or otherwise;

- the impact of price increases on our retail partners or consumers generally;

- cost increases, delays or disruptions in our supply chain;

- errors in our forecasting of the demand for our products, which could lead to lower revenue, increased costs or both;

- increases in marketing, sales and other operating expenses;

- seasonal fluctuations in platform revenue, engagement by users and purchases of accessories and materials;

- the mix of our products sales from period to period;

- our ability to maintain gross margins and operating margins, including as a result of higher fixed costs, warehousing or operations expense, or price competitiveness, in one or more product categories, which we are experiencing and may experience again in the future;

- system failures or breaches of security or privacy;

- adverse litigation judgments, settlements or other litigation-related costs;

- changes in the legislative or regulatory environment, including with respect to privacy, data protection and security, consumer product safety and advertising or enforcement by government regulators, including fines, orders or consent decrees;

- fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

- changes in our effective tax rate;

- changes in accounting standards, policies, guidance, interpretations or principles; and

- changes in business or macroeconomic conditions, lower consumer confidence, recessionary conditions, inflationary pressures, increased unemployment rates or stagnant or declining wages.

As a result of these factors, our rate of adding new users is declining in comparison to recent years and, in the short term, the number of Paid Subscribers could remain flat or decline. Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our or investors' expectations or those of analysts that cover us with respect to revenue or other results of operations for a particular period. If we fail to meet such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our future growth depends in part on further penetrating our SAM and TAM and we may not be successful in doing so.

We believe that our growth depends on our ability to reach our market opportunity in terms of our serviceable addressable market, or SAM, which includes active creatives who we address with our current products and price points, and our total addressable market, or TAM, which includes potential creatives who we believe we can reach over the long term as we make products for new uses and products that are more accessible, even easier to use and available at a broad set of price points. We believe that in order to further penetrate our SAM and TAM, we must continually improve ease of use and user experience, launch new products in new categories and expand internationally. For example, some users find our connected machines to be challenging to use or may require user education in order to operate them efficiently or have the best user experience. If we are not able to make our connected machines easier to use or improve user education and experience, we may not be able to expand our SAM and TAM. Our SAM and TAM are representative of a broad demographic. However, historically we have served a largely female demographic representing 94% of our users as of December 31, 2025. We continue to explore additional offerings that address new categories that will appeal to a wider demographic. Any new offerings may not appeal to current consumer preferences and may not be accepted by our user community or potential new users. While we believe our growth depends on our ability to expand our sales into our SAM and our TAM, we cannot be certain that we will be successful in doing so.

Our focus on delivering a high-quality product, which may not maximize short-term financial results, may yield results that conflict with the market's expectations and could result in our stock price being negatively affected.

We focus on delivering a high-quality product, which may not necessarily maximize short-term financial results. We operate on the conviction that focusing on the needs of our users and our employees will produce positive results for our owners over the long term. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve our users' experience, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders or produce the long-term benefits that we expect, which could hinder the growth of the number and engagement of our users and harm our business, financial condition and results of operations.

Any failure to successfully implement new technology or upgrade our information technology systems, or any major disruption or failure of our information technology systems or websites, could adversely affect our business and operations.

Certain of our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business, including the manufacture and distribution of our products, online sales of our products and the ability of our users to access their content and designs. Our rapid growth has, in certain instances, strained these systems. As we grow, we continue to implement modifications and upgrades to our systems, including sunsetting the use of internal servers and implementing a company-wide product lifecycle management system. These changes subject us to inherent costs and risks associated with replacing and upgrading these systems, including, but not limited to, impairment of our ability to fulfill brick-and-mortar and online retail partners orders and other disruptions in our business operations. Further, our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all.

Our platform is complex and multifaceted, and operational and performance issues could arise both from the platform itself and from outside factors, such as cybersecurity attacks or other third-party attacks. Errors, failures, vulnerabilities or bugs have been found in the past, and may in the future be found. Our platform also relies on third-party technology and systems to perform properly, and our platform is often used in connection with computing environments utilizing different operating systems, system management software, equipment and networking configurations, which may cause errors in, or failures of, our platform or such other computing environments. Operational and performance issues with our platform could include the failure of our user interface, outages, errors during upgrades or patches, unanticipated volume overwhelming our systems, server failure or catastrophic events affecting one or more server farms. While we have built redundancies in our systems, full redundancies do not exist, and some failures could shut our platform down completely. As our user community grows and their usage of our services increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, and the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our users' usage increases, our network may be unable to achieve or maintain sufficiently high reliability or performance. In the event that our users are unable to access our platform or suffer operational issues with our platform, it could negatively affect their experience with our products and platform and harm our reputation.

In addition, any unexpected technological interruptions to our systems, internal servers or websites could disrupt our operations, including our ability to process orders, timely ship and track product orders, project inventory requirements, manage our supply chain, sell our products online, provide Cricut Member Care and otherwise adequately serve our community. Specifically, a portion of our online sales comes directly from Cricut.com, and any system interruptions or delays could prevent potential customers from purchasing our products directly from us. If users or potential customers fail to purchase our products directly from us, or if we are otherwise unable to maintain an efficient and uninterrupted operation of online order-taking and fulfillment operations, our revenue will be negatively impacted. In the event we experience significant disruptions or are unable to repair our systems in an efficient and timely manner, it could adversely affect our business, financial condition and results of operations.

Our sales to brick-and-mortar and online retail partners can be subject to lower gross margins, heightened product or packaging requirements or long ramp up times.

Our top seven brick-and-mortar and online retail partners, measured by the revenue we derive from them, accounted for 30% of total revenue for the year ended December 31, 2024 and 31% for the year ended December 31, 2025. Gross margins from sales to retailers may decline as a result of a number of factors outside our control, including inflationary pricing pressures, tariffs, and our reliance on three primary contract manufacturers which hold influence over the supply chain. This may magnify the impact of variations in revenue and operating costs on our results of operations, which in turn could adversely affect our overall margins and profitability. We had in 2023, 2024 and 2025, and may continue to have in the future, low gross margins in the early stages of our relationships with certain brick-and-mortar and online retail partners, particularly international brick-and-mortar and online retail partners that often require significant ramp-up periods, which has and may in the future adversely affect our total revenue. To compete effectively, we have been, and may in the future decide to offer significant discounts to large brick-and-mortar and online retail partners at lower margins or reduce or withdraw from existing relationships with smaller brick-and-mortar and online retail partners, which could negatively impact our revenue and could adversely affect our gross margins and overall profitability.

We rely on a limited number of distributors to generate a portion of our sales, particularly in our international target markets. The loss of, or a substantial decline in, volume of sales from any of our key distributors could adversely affect our financial performance.

We rely on a limited number of distributors for certain domestic sales, including to help establish relationships with certain retailers, and primarily sell through distributors internationally. If we lose any of our key distributors, particularly in our international target markets, if we are unable to meet our key distributors' demand requirements or if our key distributors sell competing products, our business and results of operations could be adversely affected. Moreover, because certain of our key distributors may have dominant positions in their markets, such key distributors may not be easy to replace and the loss of a key distributor could also impact our relationships with certain retailers. Any loss of market share or financial difficulties faced by our key distributors, including bankruptcy and financial restructuring, could adversely affect our financial performance.

We also continue to pursue direct to retailer sales, which may impact our relationships with existing distributors. In the future, we may choose to temporarily or permanently stop shipping product to distributors who do not follow the policies and guidelines in our sales agreements, which could adversely affect our revenue and results of operations.

Additionally, many of our international distributors buy from us in U.S. dollars and sell to retailers in local currency, so significant currency fluctuations could affect their profitability, and in turn, affect their ability to buy products from us in the future. For example, in recent years, there has been significant short-term volatility in global stock markets and currency exchange rate fluctuations that make it more expensive for international distributors to purchase our products. Any reduction in sales by our international retailers could harm our international expansion and adversely affect our future growth.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to identify, attract, develop, integrate and retain qualified and highly skilled personnel, including senior management, engineers, designers, product managers, logistics and supply chain personnel, retail managers and Cricut Member Care personnel. In particular, we are highly dependent on the services of Ashish Arora, our Chief Executive Officer and the founder of our current product family and business model, who is critical to the development of, future vision for and strategic direction of our business. We also heavily rely on the continued service and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute our strategic direction. If our senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, then our business and future growth prospects could be harmed.

Additionally, the loss of any key personnel could make it more difficult to manage our operations and research and development activities, reduce our employee retention and revenue and impair our ability to compete. In connection with and subsequent to our initial public offering, we entered into employment letters with our key personnel. These letters have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees.

Competition for highly skilled personnel in our industry is often intense. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our Class A common stock declines, it may adversely affect our ability to hire or retain highly skilled employees. In addition, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for equity awards or reducing the size of equity awards granted per employee. If we are unable to attract, integrate or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business and future growth prospects could be harmed.

Our success depends on our ability to maintain the value and reputation of the Cricut brand.

We believe that our brand is important to our large and loyal community of users, many of whom become deeply engaged with our brand. Maintaining, protecting and enhancing our brand depends largely on the success of our marketing efforts, our ability to provide consistent, high-quality products, services, features, content and support and our ability to successfully secure, maintain and defend our rights to use the Cricut, Cricut Access, Cricut EasyPress, Cricut Explore, Cricut Maker, Design Space, and Cricut MugPress marks and other trademarks important to our brand or that we develop in the future. Our brand value also depends on our ability to maintain a positive user perception of our corporate integrity and culture. We believe that the importance of our brand will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brand could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, including through social media or other communications from our community. Unfavorable publicity about us, including our products, technology, Cricut Member Care, content, and personnel could diminish confidence in, and the use of, our products. In addition, negative publicity about our suppliers, including as a result of actual or perceived unfair labor practices, labor disputes or violations of laws or other obligations or issues unknown to us, could also have a negative impact on our reputation. Such negative publicity also could adversely affect the size, engagement and loyalty of our user base or the effectiveness of word-of-mouth marketing, and result in decreased revenue, or require us to expend additional funds for marketing efforts, which could adversely affect our business, financial condition and results of operations.

We rely on Amazon Web Services for a substantial portion of our computing, storage, data processing, networking and other services. Any disruption of or interference with our use of Amazon Web Services or other third-party services could adversely affect our business, financial condition and results of operations.

We rely on Amazon Web Services for a substantial portion of our computing, storage, data processing, networking and other services. Any significant disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition and results of operations. Amazon Web Services has broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Amazon Web Services may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with Amazon Web Services were terminated, we could experience interruptions on our platform and in our ability to make our content available to users, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any transition of the cloud services currently provided by Amazon Web Services to another cloud provider would be difficult to implement and will cause us to incur significant time and expense.

Additionally, we have suffered and are vulnerable to service interruptions experienced by Amazon Web Services and other providers, and we expect to experience interruptions, delays or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of, and our users' satisfaction with, our products and services and could harm our business and reputation. In addition, hosting costs will increase as user engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of other providers. Any of these factors could further reduce our revenue or subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

If we fail to offer high-quality customer support, our business and reputation will suffer.

Once users purchase our products, they depend on Cricut Member Care to resolve technical and operational issues relating to our products. Our ability to provide effective customer support is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers using complex products and software such as ours. We spend significant time and resources in training our Cricut Member Care team to effectively use our software and to resolve any issues that may arise with Design Space, Cricut Access and Cricut Access Premium. A variety of factors including an increase in sales or fluctuation in demand for support due to seasonality or other factors, have and will continue to put additional pressure on our customer support team. We may be unable to respond quickly enough to accommodate short-term increases in demand for technical support. In addition, as we continue to grow our operations and expand internationally, our Cricut Member Care team will face additional challenges, including those associated with delivering support, training and documentation in languages other than English and across various time zones globally. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional support personnel, which could negatively impact our results of operations, particularly if it is not accompanied by a corresponding increase in revenue. We also rely on third-party business process outsourcing providers to provide international local language support as well as incremental temporary staffing. If our third-party business process outsourcing partners do not perform their obligations or meet our expectations, our business could be negatively impacted. In addition, we provide self-service support resources to our users, some of which rely on engagement and collaboration by and with other users. If we are unable to continue to develop self-service support resources that are easy to use and allow our users to resolve their technical issues, or if our users choose not to collaborate or engage with other users on technical support issues, our self-service support resources may not be effective, and our users' experience with our platform may be negatively impacted. Any failure to, or market perception that we do not, maintain high-quality support, including through social media or other communications from our community, could harm our reputation, our ability to attract new users, the engagement of our existing users with our platform and our business, results of operations and financial condition.

Our business depends on the integration of our software across a wide range of desktop and mobile devices and operating systems that are outside of our control.

Users engage with our software across a wide range of desktop and mobile devices and from a number of operating systems that are outside of our control. We are dependent on the interoperability of our software, as well as Cricut Access, Cricut Access Premium, Design Space and other design apps, with popular desktop and mobile operating systems, such as Android and iOS. Any changes in such systems that degrade the functionality of our software or design apps or give preferential treatment to competitors could adversely affect our software's usage on desktop and mobile devices. To deliver high-quality images and projects, it is important that our software is designed effectively and works well with a range of third-party desktop and mobile systems, networks and standards. We may not be successful in developing relationships with key participants with original equipment manufacturing or mobile industry or in developing software that operate effectively with these technologies, systems, networks or standards. For example, mobile network operators or operating system providers could block or place onerous restrictions on the ability to download and use our software.

Outside of the United States, it is possible that governments of one or more countries may seek to censor images or projects available on our software or website or even attempt to block access to our website or design apps. If we are restricted from operating in one or more countries, our ability to attract and engage users in those regions may be adversely affected, and we may not be able to grow our business as we anticipate.

Failures in Internet infrastructure or interference with broadband access, including regulatory actions, could cause current or potential users to believe that our platform system or design apps are unreliable, possibly leading our users to switch to our competitors or to avoid using our products and platform.

Many of our products and our platform depend on our users' high-speed broadband access to the Internet. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of our users' Internet access and therefore their access to or experience with our services and design apps. If Internet access service providers have outages or deterioration in their quality of service, our users will not have access to our platform or may experience a decrease in the quality of our services. Frequent or persistent interruptions, even if resulting from users' personal Internet access rather than our systems, could cause current or potential users to believe that our systems or services are unreliable, leading them to switch to our competitors or avoid using our products and platform, and could permanently harm our reputation and brands.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, should utilize a high-speed connection, such as Wi-Fi, 4G, 5G or LTE, to ensure the best experience with our services and design apps. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent phone companies, cable companies and wireless companies. These providers could take measures that degrade, disrupt or increase the cost of user access to high-speed Internet connections, any of which would make our platform less attractive to users, and reduce our revenue. Failures of Internet infrastructure or interference with broadband access may also impact our international expansion in countries that lack widespread high-speed Internet.

Further, broadband Internet service providers operate in a rapidly evolving legal environment, and existing or future legislation or regulations, or absence thereof, including Internet neutrality regulations, could adversely affect our users' ability to access broadband Internet service or certain content, or create different user experiences in certain jurisdictions. In January 2025, the U.S. Court of Appeals for the Sixth Circuit struck down the Federal Communications Commission's, or FCC's, 2024 net neutrality order that reinstated the FCC's 2015 rules prohibiting broadband providers from blocking, impairing, or degrading access to lawful content, applications, services, or non-harmful devices, or engaging in paid prioritization (e.g., favoring certain lawful internet traffic over other traffic in exchange for higher payments). Several states have enacted or are considering state-level legislation or executive action that would implement certain net neutrality protections, including some that go beyond those established in the FCC's 2015 net neutrality order (e.g., restrictions on zero-rating—i.e., the practice whereby an ISP exempts certain Internet traffic from a customer's data cap). State broadband regulations have been upheld by courts in certain jurisdictions, creating the potential for a patchwork of disparate regulatory regimes whereby broadband Internet access providers may be able to block or throttle content, or charge web-based services such as ours for priority access to customers in some jurisdictions but not others, which could result in increased costs to us and a loss of existing users, impair our ability to attract new users and materially and adversely affect our business and opportunities for growth.

The future of broadband regulation remains uncertain, and the regulatory landscape continues to evolve. Republican control of the Executive Branch, Congress and the FCC following the 2024 elections may increase the likelihood of federal action to reduce the FCC's authority over broadband providers or preempt state-level net neutrality initiatives. We cannot predict whether any federal or state initiatives will be modified, overturned or vacated by legal action of the court, federal or state legislation or federal or state agencies.

We may be subject to warranty claims and brick-and-mortar and online retail partner return policies that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could adversely affect our business, financial condition and results of operations.

We generally provide a one-year limited warranty on our connected machines and customer satisfaction guarantees on certain other products, and we permit returns of certain products for a full refund within 15 days of receipt of order. We also offer an extended warranty program in the United States. Additionally, our brick-and-mortar and online retail partners and distributors provide users with their own respective warranty and/or return policies relative to our connected machines, accessories and materials and other Cricut products they sell, which in turn flow down to us as a contractual obligation and/or allowance that we must honor. The occurrence of any material defects in our connected machines or certain other products, or the flow-down obligations for brick-and-mortar and online retail partner and distributor returns, could result in an increase in product returns or make us liable for damages and warranty claims and/or returns in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition and cash flows if warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. We have experienced negative publicity related to the perceived quality and safety of our products, including social media or other communications from our community, and we may experience such negative publicity in the future. Such negative publicity could increase the number of warranty claims made, affect our brand image, decrease user confidence and demand and adversely affect our financial condition and results of operations. Also, while our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business, financial condition and results of operations.

In addition to warranties supplied by us, including the extended warranty option we offer, our brick-and-mortar and online retail partners may offer the option for users to purchase third-party extended warranty and services contracts in some markets, which creates an ongoing performance obligation for such third parties beyond our warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by each state. Outside the United States, regulations for extended warranties vary from country to country. Changes in interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure or the failure of third parties to comply with contractual obligations or past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could adversely affect our business, financial condition and results of operations.

Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may adversely affect our operations, merchandise offerings, reputation, results of operations, cash flow and financial condition.

We are subject to regulations by a variety of federal, state and international regulatory authorities, including the Consumer Product Safety Act, amended by the Consumer Product Safety Improvement Act of 2008, California Proposition 65 (officially known as the Safe Drinking Water and Toxic Enforcement Act of 1986), the European Union's, or EU's, European Regulation on Registration, Evaluation, Authorisation and Restriction of Chemicals and Restriction of Hazardous Substances Directive. While our contracts with our suppliers and manufacturers require them to comply with product safety requirements and quality control standards, one or more of our suppliers or contract manufacturers may fail to adhere to such requirements or standards, and we may not identify the deficiency before merchandise ships to brick-and-mortar and online retail partners or users. These issues may be exacerbated in the case of products like ours that are manufactured outside the United States, as the product safety regimes in some countries may be less robust than in the United States. Any issues of product safety, including but not limited to those manufactured in foreign countries, could cause us to recall some of those products. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales, especially if a recall occurs near or during a period of seasonally higher demand. If our suppliers or manufacturers are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. The Consumer Product Safety Improvement Act of 2008 imposes significant requirements on manufacturing, importing, testing and labeling requirements for our products. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result and could adversely affect our reputation, results of operations, cash flow and financial condition.

Furthermore, any product defects could make our products and services unsafe, create a risk of property damage and personal injury, harm our reputation and subject us to the hazards and uncertainties of product liability claims and related litigation. For example, we are aware of several situations in which our products were investigated as the potential cause of a fire. While we believe that in each of those cases, the investigations determined a different cause of the fire, any perception that our products are unsafe could harm our reputation and sales and use of our products. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to write-offs of inventory or intangible assets or other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our business, results of operations and financial condition could be adversely impacted.

Changes in how we market our products could adversely affect our marketing expenses and revenue.

We use a broad mix of marketing and other brand-building measures to attract potential customers. Traditionally, our users have been our most effective marketing tools, helping to generate robust word-of-mouth referrals, which have been significant drivers of our growth. However, we also employ traditional online advertising as marketing tools or market through third-party social media. As online and social media continue to rapidly evolve and grow more competitive, we must increase our efforts to maintain an advertising presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms.

If our community of users does not continue to promote our products through word-of-mouth referrals at the same or increasing rates or we otherwise experience a decline in our ability to acquire new users organically, we will need to expend additional resources on advertising and increase our marketing expenses. Moreover, we expect our efforts to attract new users outside of the United States and Canada will require us to spend additional resources, particularly in marketing. If we cannot use marketing tools in a cost-effective manner or if we fail to promote our products efficiently and effectively, our ability to acquire new users and our financial condition may suffer. In addition, an increase in the use of online and social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We regularly review metrics such as whether a user created on their connected machines in the last 365 or 90 days, the number of Paid Subscribers and other measures to evaluate engagement and growth trends, to measure our performance and to make strategic decisions. These metrics are calculated using internal company data, and in some cases third-party data, and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across our user population. In addition, we have no control over the third-party data we rely upon to calculate certain metrics, and the third-party may change the data, the way they calculate the data or the way they report the data, which could create inaccuracies or challenges in the reporting of our metrics. If we fail to maintain effective analytics capabilities, our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and platform services.

Our products and platform services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, inflationary pressures, consumers' individual savings-to-spend ratio, levels of unemployment, discretionary time and money available, tax rates and political factors, including war or other armed conflicts, including the current conflicts between Russia and Ukraine and in the Middle East. While we saw an increase in demand for our products and platform services during the COVID-19 pandemic in 2020 and 2021, our current revenue growth rates are declining compared to those years. There can be no assurance that sales will return to 2020 and 2021 levels in the future or that we will be able to continue to significantly grow our revenue. To date, our business has operated almost exclusively in a relatively strong economic environment. Current deteriorating general economic conditions, inflationary pressures affecting the pricing of our products, and changes in consumer spending preferences and buying trends are having an adverse effect on demand for our products. Further, a federal government shutdown resulting from failing to pass budget appropriations, adopt continuing funding resolutions, or raise the debt ceiling, and other budgetary decisions limiting or delaying deferral government spending, may negatively impact U.S. or global economic conditions, including corporate and consumer spending, and liquidity of capital markets. Unfavorable economic conditions or other related factors may lead consumers to delay or reduce purchases of our products and platform services, and consumer demand for our products and platform services may not grow as we expect. As a result of these factors, our rate of adding new users is declining in comparison to recent years and, in the short term, the number of Paid Subscribers could remain flat or decline. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and platform services could adversely affect our business, financial condition and results of operations.

Our potential indebtedness could materially adversely affect our financial health, limit our ability to finance future acquisitions and capital expenditures and prevent us from fulfilling our financial obligations. Much of our debt is secured by a substantial portion of our assets. Much of our debt has a variable interest rate component that may significantly increase our interest costs in a rising rate environment.

In August 2022, we entered into a credit agreement (the "Credit Agreement"), with JPMorgan Chase Bank, N.A, as administrative agent, and the lenders party thereto, providing for a five-year senior secured revolving credit facility with aggregate lender commitments of $300.0 million. We have the option to increase the lender commitments by up to $150.0 million (for maximum aggregate lender commitments of up to $450.0 million), subject to the satisfaction of certain conditions under the Credit Agreement, including obtaining the consent of the administrative agent and each lender being added or increasing its commitment.

The Credit Agreement and related loan documents could have important consequences to us, including the following:

- limitations on our ability to make acquisitions or declare dividends on our capital stock;

- impaired ability to obtained additional financing for acquisitions, dividends, capital expenditures, working capital or general corporate purposes;

- reduced funds available for our operations and other purposes, as a portion of our cash flow from operations may be dedicated to the payment of principal and interest on, and fees with respect to, our indebtedness;

- exposure to the risk of increasing interest rates as certain borrowings are, and will continue to be, at variable rates of interest.

The Credit Agreement and related loan documents contain covenants that limit our discretion with respect to certain business matters, including incurring additional debt, granting liens on our assets, acquiring assets, disposing of assets, making investments, declaring dividends, entering into related-party transactions and engaging in new types of business. We are also subject to financial covenants that require us to maintain a maximum leverage ratio and a minimum interest coverage ratio. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry or take future actions. A breach of any of these covenants could result in a default under the Credit Agreement, which could result in the termination of the lenders' commitments to make loans thereunder and the acceleration of our payment obligations under the Credit Agreement and related loan documents.

Pursuant to the Credit Agreement and related loan documents, we granted a security interest in substantially all of our assets. If we default on our obligations thereunder, the secured parties may be able to foreclosure upon their security interests and otherwise be entitled to obtain or control those assets.

If these events were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with the Credit Agreement and related loan documents.

In addition, the lenders' obligations to make loans or other credit accommodations under the Credit Agreement is subject to the satisfaction of certain conditions precedent including, for example, that our representations and warranties therein and the related loan documents are true and correct in all material respects as of the date of the proposed credit extension. If any of our representations or warranties in the Credit Agreement or the related loan documents are not true and correct in all material respects as of the date of a proposed credit extension, or if other conditions precedent are not satisfied, we may not be able to request new loans or other credit accommodations under the Credit Agreement, which could have a material adverse impact on our business, results of operation, financial condition and cash flows.

Additionally, from time to time in the future we may need to refinance obligations outstanding under the Credit Agreement and related loan documents. At the time we must refinance, the market for our debt, or our financial condition or asset valuations, may not be favorable. It is possible that financing to replace or renew our debt may be unfavorable, which would adversely affect our financial condition and results of operations. In certain cases, we may turn to equity or other alternative financing.

Our debt under the Credit Agreement is subject to variable rates of interest. If interest rates increase, our borrowing costs may increase substantially. This could have a material adverse impact on our business, results of operation, financial condition and cash flows. We may use interest rate derivatives to hedge a portion of our variable rate debt, when appropriate, based upon market conditions.

We may not be able to satisfy our debt obligations upon the occurrence of a change in control under the Credit Agreement.

Upon the occurrence of a change in control as defined in the Credit Agreement, the lenders will have the right to terminate their commitments to lend under the Credit Agreement and to declare all outstanding obligations under the Credit Agreement and related loan documents due and payable. There can be no assurance that we would have sufficient resources available to satisfy all of our obligations under the Credit Agreement and related loan documents in the event of a change in control. If we were unable to satisfy these obligations, it could have a material adverse impact on our business and the holders of our capital stock. A "change in control", as defined in the Credit Agreement, includes, among other events, the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect on the date hereof), other than Permitted Holders (as defined therein), of equity interests representing more than 35% of the aggregate ordinary voting power represented by our issued and outstanding equity interests.

We may require additional capital to support business growth and objectives, and this capital may not be available to us on reasonable terms, if at all, and could result in stockholder dilution.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products, develop new products, enhance our existing products and operating infrastructure and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could adversely affect our business, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our Class A common stock could suffer significant dilution, and any new shares we issue could have rights, preferences and privileges superior to those of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to a variety of taxes and tax collection obligations in the United States and in numerous other foreign jurisdictions. We record tax expense, including indirect taxes, based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable or likely settlements of tax audits. Fluctuations in our tax obligations and effective tax rate could adversely affect our business.

In the ordinary course of our business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm's-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. Although we believe that our tax positions and related provisions reflected in the financial statements are fully supportable, we recognize that these tax positions and related provisions have been challenged and may be challenged in the future by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including progress on tax audits, changes in interpretation of tax laws, developments in case law and closing of statute of limitations. To the extent that the ultimate results differ from our original or adjusted estimates, our effective tax rate can be adversely affected.

Projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income and deductions and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a tax authority with respect to that return. Any adjustments as a result of any examination may result in additional taxes or penalties being assessed on or imposed against us. If the ultimate result of any audit differs from original or adjusted estimates, it could have a material impact our effective tax rate and tax liabilities.

At any one time, multiple tax years could be subject to audit by various taxing jurisdictions. As a result, we could be subject to higher than anticipated tax liabilities as well as ongoing variability in our quarterly tax rates as audits close and exposures are re-evaluated.

We continue to analyze our exposure for taxes and related liabilities and have accrued $2.1 million as of December 31, 2025 for uncertain tax positions.

We may incur significant losses from fraud.

We have incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a user did not authorize a purchase, merchant fraud and users who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are typically liable for fraudulent credit card transactions. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our results of operations.

Risks Related to Manufacturing, Supply Chain and Fulfillment

We depend upon three contract manufacturers, and our operations would be disrupted if we encountered problems with our contract manufacturers.

We depend on third-party contract manufacturers to produce all of our products, and rely upon three contract manufacturers to build our connected machines in Malaysia. For a limited number of our products, which collectively constitute a small portion of our revenue, a particular contract manufacturer is the sole source of the finished product. The agreements with our top vendors each have an initial multi-year term and automatically renew for subsequent one-year periods unless either party provides notice of non-renewal at least 60 days prior to the expiration of the initial term. Such agreements may be terminated by the vendors only for cause, such as (i) a breach of our payment obligation for accepted products that is not cured within ten days after notice from the vendor or (ii) certain events relating to our insolvency or filing a petition for bankruptcy. Such agreements may be terminated by us for cause, such as (i) failure to deliver products pursuant to the terms of the agreement, (ii) breaches of product warranty, indemnity or insurance; intellectual property; property and representations and covenants contained in the agreements; (iii) breaches of any other representations and warranties that are not cured within five days after notice or (iv) certain events relating to our top vendors' insolvency or their filing a petition for bankruptcy. We may also terminate the agreements for convenience for any reason by giving 60 days' prior written notice to the vendor.

As is the case generally with contract manufacturers, our contract manufacturers may be vulnerable to capacity constraints and reduced component availability, and our control over delivery schedules, manufacturing yields and costs, particularly when components are in short supply or when we introduce new products or features, is limited. In addition, we must rely on our contract manufacturers to manufacture our connected machines and other accessories and materials to our quality and performance standards and specifications. Delays, component shortages and other manufacturing and supply problems could impair the distribution of our connected machines and ultimately our brand, or could negatively affect our gross margins. Furthermore, certain of our contract manufacturers have in the past and may in the future experience adverse changes in their business conditions. Any adverse change in our contract manufacturers' financial or business conditions could disrupt our ability to supply our products to our brick-and-mortar and online retail partners, distributors and online sales channels, and could negatively impact our ability to meet our forecasted consumer demand and to timely launch new products or features. In addition, our three contract manufacturers manufacture our connected machines at facilities located in Malaysia, with manufacturing of certain sub-assemblies and materials conducted in the People's Republic of China, or China. Our other contract manufacturers are located in Malaysia, China, Thailand and South Korea. Manufacturing in these countries may be subject to political, economic, widespread health outbreaks, labor constraints, border closures, social and legal uncertainties that may harm our relationships with these parties, and may, in-turn increase supply risk, including the risk of supply interruptions. In particular, changes in Malaysia's employment regulations, including increases to the national minimum wage and restrictions on migrant labor, could significantly harm our contract manufacturers' ability to meet our expected manufacturing yields and costs.

Our contracts with our three contract manufacturers do not obligate them to supply our connected machines in any specific quantity or at any specific price and allow us to enter purchase orders with such manufacturers. Entering into agreements requiring additional purchase orders is a typical part of our business and is common practice with other vendors that we may use from time to time. If our three contract manufacturers fail for any reason to continue manufacturing our connected machines in required volumes, in a timely manner, at high quality levels or at all, we may have to increase connected machine production at currently qualified contract manufacturers or engage acceptable alternative contract manufacturers, either of which would be time consuming, particularly given the complexity of our connected machines. Identifying, selecting and onboarding acceptable alternative contract manufacturers could also be costly. Alternative contract manufacturers may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices or to our quality and performance standards. Any significant interruption in manufacturing at our three contract manufacturers would reduce our supply of connected machines, which could cause us to delay our orders or breach our purchase orders with our brick-and-mortar and online retail partners, distributors and online sales channels, which in turn would reduce our revenue and user growth.

If our third-party contract manufacturers are unable to meet our needs, as a result of operational issues or other factors, our business would be harmed. The locations of our third-party manufacturers may exacerbate some of these risks.

We believe that we must continue to upgrade and expand our current third-party contract manufacturer production capability to meet our projected revenue targets and quality control requirements. Operational difficulties, such as a significant interruption in the operations of or equipment breakdowns in production facilities operated by third parties, could delay production or shipment of our products. In addition, events such as inclement weather, natural disasters, government shut-downs as a result of air quality, power grid limitations, pandemics, civil unrest or other reasons, labor strikes, restrictions, or shortages, transportation security vulnerabilities or cyberattacks could impair third-party production capabilities. The inability of our third-party contract manufacturers to meet our production requirements, particularly in our peak season, could lead to customer dissatisfaction, impact sales and damage our reputation and brand, which would result in reduced revenue. Moreover, if the costs of meeting production requirements, including capital expenditures, were to exceed our expectations, our results of operations would be harmed.

Our third-party manufacturers are largely based in Malaysia, China, Thailand and South Korea, and our connected machines are manufactured in Malaysia. As a result, our manufacturing, and therefore our business, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in these countries, particularly in Malaysia and China. In particular, a variety of recent events have caused, and will likely continue to cause, interruptions in the development, manufacturing (including the procurement of key components) and shipment of our connected machines, which could adversely impact our revenue, gross margins and results of operations. Such interruptions may be due to, among other things, industry-wide capacity limitations, temporary closures of our facilities or those of our contract manufacturers or other vendors in our supply chain, restrictions on travel or the import and export of goods and services from certain ports that we use and local quarantines.

Any adverse change in the operations of our manufacturers, including as a result of political, social, economic or transportation conditions in Malaysia or China, supply chain issues, failure of our manufacturers to remain in business, or issues such as actual or perceived unfair labor practices, labor disputes or violations of laws or other obligations or issues unknown to us, could affect deliveries of our products to our brick-and-mortar and online retail partners or users, possibly resulting in business interruptions, substantially delayed or lost sales, delayed launches of new products or features, loss of inventory or increased expenses that cannot be passed on to brick-and-mortar and online retail partners or users, any of which could ultimately adversely affect our business and financial results.

We rely on a limited number of third-party suppliers, some of which are sole-source suppliers, and many of which are located internationally, to provide components to our manufacturers, as well as to source our accessories and materials, which may lead to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and may negatively affect our business.

All of the components that go into the manufacturing of our products, including our accessories and materials, are sourced from a limited number of third-party suppliers, many of which are located internationally. Some of the key components our manufacturers use in the production of our products come from a limited or single source of supply. We are subject to the risk of shortages and long lead times in the supply of these components or accessories and materials, and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with procuring certain components or accessories and materials are lengthy and preclude rapid changes in quantities and delivery schedules and could increase for a number of reasons outside our control, including natural disaster, a pandemic, social or political unrest or other interruptions. In previous years during times of supply shortages, we secured long-lead-time component supply directly from suppliers on a purchase order basis. Our contract manufacturers then procured these components from us within the lead times provided by our finished goods purchase orders based on component allocations that we controlled. To the extent that we did not accurately forecast the need for the components we purchased, or if market conditions render such components unnecessary, we may not recoup our investment in purchased components that our contract manufacturers do not need. Our contract manufacturers may from time to time have disputes or litigation with third-party suppliers regarding any number of matters, including contractual issues related to the manufacture of our products. We may choose to intervene in these disputes, including by paying financial settlements, in order to avoid interruption of our supply. Furthermore, most of our contract manufacturers' primary facilities are located in Malaysia, China, Thailand and South Korea, which exposes us to certain additional risks in addition to the above that could adversely affect our business, financial condition and results of operations. For example, we have experienced issues with the import of goods and services from certain ports. Credit in Asia has in the past and may in the future be difficult to access, which could have an impact on the terms upon which we and our contract manufacturers are able to obtain access to components or accessories and materials from particular suppliers. If we or our contract manufacturers lose access to components or accessories and materials from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality on terms that are acceptable to us, or at all, which may undermine our ability to deliver our products to brick-and-mortar and online retail partners or users in a timely manner and our business could be materially and adversely affected. Such supply chain issues, if severe enough, could also affect our contract manufacturers' ability to remain in business, which would require us to shift production of products made by such manufacturers to other of our manufacturers or new manufacturers, either of which could result in delays in delivery of our products and could have a material and adverse effect on our business. In addition, if we experience an increase in demand for our products, our suppliers may not have the capacity or may elect not to meet our needs as they allocate components or accessories and materials to their other customers. Identifying suitable alternate sources of supply for these components or accessories and materials is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance and labor and other ethical practices. Accordingly, a loss of any of our component or accessories and materials suppliers could adversely affect our business, financial condition and results of operations.

Our reliance on single source, or a small number of suppliers involves a number of additional risks, including risks related to supplier capacity constraints, price increases, timely delivery, component quality, electronic component availability, failure of a key supplier to remain in business and adjust to market conditions, delays in or the ability to execute on a supplier roadmap, and natural disasters. Acquiring additional suppliers could be time consuming and expensive, particularly given the complexity of our connected machines and their components.

In particular, our connected machines incorporate certain alloys, resins, sheet metals, and electronic components that are critical to the performance of our connected machines. The global availability of these components remains constrained. These components have unique performance profiles, and, as a result, it is not commercially practical to support multiple sources for these components for our products. We do not currently have alternative suppliers for several key components. In the event that any of our key or sole suppliers for any of our components are unable to supply the components that our manufacturers need to meet anticipated consumer demand, our business would be materially and adversely affected.

Managing our inventory supply chain, including manufacturing and component lead time, is complex and exposes us to risk.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders with our contract manufacturers and component suppliers sufficiently in advance, based on our estimates of future demand for particular products. Failure to accurately forecast our needs may result in manufacturing delays, increased costs or excess inventory. Because we bear supply risk under our contract manufacturing arrangements, any such delays, increased costs or excess inventory could negatively impact our business. Failure to forecast appropriate demand, lead times, significant price fluctuations or shortages in materials or components, including the costs to transport such materials or components, the uncertainty of currency fluctuations against the U.S. dollar, increases in labor rates, limitations on the availability of labor, trade duties or tariffs and/or the introduction of new and expensive raw materials could adversely affect our contract manufacturers' ability to manufacture our products in sufficient quantity and within sufficient time to meet our consumer demand, which would adversely affect our business, financial condition and operational results.

If we overestimate our production requirements, we or our contract manufacturers may purchase excess components and build excess inventory. If we, or our contract manufacturers at our request, purchase excess components that are unique to our products or build excess products, we could be required to pay for these excess components or products. In limited circumstances, we have agreed to reimburse our manufacturers for purchased components that were not used as a result of our decision to discontinue products or the use of particular components. If we incur costs to cover excess supply commitments, this would harm our business. If we underestimate our product requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays or cancellation of orders from brick-and-mortar and online retail partners, distributors and online sales channels. We may be required to incur higher costs to secure the necessary production capacity and components to meet unanticipated demand, which could result in lower margins. While supply chain conditions improved during 2023, 2024 and 2025, if our supply chain faces challenges again, it could put pressure on margins.

The failure of our third-party logistics partners to adequately and effectively staff could adversely affect our brick-and-mortar and online retail partner and user experience and results of operations.

We currently receive and distribute merchandise through five third-party logistics partners, one of which is located in each of the United States, Australia, China, Europe, and Singapore. The majority of our products are received and distributed through one of our third-party logistics partners in California. These third-party logistics partners assist with online logistics, inventory management, warehousing and fulfillment for both business-to-business (to brick-and-mortar and online retail partners and distributors) and business-to-consumer (drop-ship via retail partners and direct-to-consumer). If our third-party logistics partners are unable to adequately staff their third-party logistics facilities to meet demand, or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, these effects could be exacerbated and our results of operations could be further harmed. In addition, operating third-party logistics partner facilities comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times, reduced packing quality or costly litigation, and our reputation and results of operations may be harmed.

By using third-party operators for our inventory management, warehousing and fulfillment, we also face additional risks associated with not having complete control over operations at those facilities. Any deterioration in the financial condition or operations of the third parties, or the loss of the relationship with any third party, would have significant impact on our operations.

We also rely on our third-party logistics partners, including last mile warehouse and delivery partners, to complete a substantial percentage of our deliveries to brick-and-mortar and online retail partners, distributors and online sales channels. If our third-party logistics partners do not perform their obligations or meet our expectations, or those of our brick-and-mortar and online retail partners, distributors or our online sales channels, our reputation and business could suffer.

A disruption in the service, a significant increase in the cost of our primary delivery and shipping services for our products or a significant disruption at shipping ports could adversely affect our business.

We use a variety of shipping services for delivery of our products to users and brick-and-mortar and online retail partners. All of our contract manufacturers are based in Asia, so our products are shipped to our third-party logistics partner facilities primarily via ocean shipping services. We have experienced and could continue to experience increased congestion and new import and export restrictions implemented at ports on which we rely for our business. In many cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs, to run our supply chain.

In the event of any significant interruption in service by shipping providers or at airports or shipping ports, we may be unable to engage alternative suppliers or to receive or ship goods through alternate sites in order to deliver our products in a timely and cost-efficient manner. As a result, we could experience delays, increased shipping costs and lost sales as a result of missed delivery deadlines and product demand cycles. We could experience shipping delays in the future as a result of shortages of containers and ships, local port challenges or for other reasons. Furthermore, if the cost of delivery or shipping services were to increase significantly and the additional costs could not be covered by product pricing, our results of operations could be adversely affected.

In particular, we are dependent upon major shipping companies for the shipment of our products to and from our third-party logistics partner facilities. Changes in shipping terms, or the inability of these third-party shippers to perform effectively, could affect our responsiveness to our users and brick-and-mortar and online retail partners. Increases in our shipping costs may adversely affect our financial results if we are unable to pass on these higher costs to our users or brick-and-mortar and online retail partners.

We have limited control over our contract manufacturers, component suppliers and third-party logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products on a timely basis or in sufficient quantity, which could adversely affect our business, financial condition and results of operations.

We have limited control over our contract manufacturers, component suppliers and third-party logistics partners, which subjects us to additional risks, including, but not limited to:

- inability to satisfy demand for our products;

- reduced control over delivery timing and product reliability;

- reduced ability to monitor the manufacturing process and components used in our products;

- limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

- variance in the manufacturing capability of our third-party manufacturers;

- price increases;

- difficulties in establishing additional supplier, manufacturer or third-party logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers or third-party logistics partners, or such partners go out of business;

- shortages of materials or components;

- infringement or misappropriation of our intellectual property or cyberattacks;

- exposure to natural catastrophes, political unrest, terrorism, labor strikes or disputes, pandemics and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured or the components thereof are sourced;

- changes in local economic conditions in the jurisdictions where our manufacturers, suppliers and third-party logistics partners are located;

- the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

- insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products, affect the quality of our products and harm our business, results of operations and financial condition.

Our products may be affected from time to time by design and manufacturing defects, and we may face claims related to such defects, either of which could adversely affect our business and result in harm to our reputation.

Our platform and products may be affected by design and manufacturing defects. In addition, sophisticated firmware and applications, such as those offered by us, may have issues that unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in software, components and products that we source from third parties. Any such defects could make our platform and products unsafe, create a risk of environmental or property damage, personal injury or data privacy, security and data protection harms, and subject us to the hazards and uncertainties of product liability and other claims and related litigation. As a result, our services may not perform as anticipated and may not meet expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the hardware, software and services we offer.

Failure to timely identify, patch, fix or recall products and services with such defects could result in widespread technical and performance issues affecting our platform and products and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory or intangible assets and significant warranty and other expenses, such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, our financial results could be adversely affected.

In the event that we receive shipments of products that have defects or otherwise fail to comply with our technical specifications or that fail to conform to our quality control standards, and we are not able to obtain replacement products in a timely manner, we risk revenue losses from the inability to sell those products, increased administrative and shipping costs and lower profitability. Further, quality problems could adversely affect the experience for users of our products, and result in harm to our reputation, including through social media or other communications from our community, loss of competitive advantage, poor market acceptance, reduced demand for our products, delay in new product and service introductions and lost revenue.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which requires us to conduct due diligence on and disclose whether or not our products contain conflict minerals. These requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we may incur additional costs to comply with the potential disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

Significant increases in inflation, commodity prices or transportation costs may adversely affect the costs of our component suppliers and contract manufacturers, and we may be unable to pass on these higher costs to our brick-and-mortar and online retail partners or users.

Inflationary pressures impact the prices of components for our products and transportation resources. Significant increases in commodity prices, such as base metals (e.g. copper), alloys or plastic resins, or inflation could adversely affect the costs of our component suppliers and contract manufacturers and result in higher costs to us if we are unable to pass on the increased costs to our brick-and-mortar and online retail partners or users. Furthermore, transportation costs have fluctuated as a result of a variety of factors, such as capacity shortages, higher fuel prices and labor shortages, and we may not be able to pass such costs on to our brick-and-mortar and online retail partners or users. Our results of operations may be adversely affected if we are unable to secure, or are able to secure only at significantly higher costs, components for our products or adequate transportation resources.

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

We have shifted all of the contract manufacturing of our connected machines to Malaysia. As a result, our business, financial condition and results of operations may be adversely affected by social, political, regulatory, labor and economic developments in or affecting Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, labor and employment regulations (including increases to the national minimum wage and restrictions on migrant labor), changes in interest rates, imposition of capital controls and methods of taxation. In addition, our contract manufacturers in Malaysia are subject to risks of theft, fire, earthquake, flooding and other similar casualty risks.

Negative developments in Malaysia's socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall Malaysian economic environment appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of certainty.

We may be affected by recent and possible future political, social and economic conditions in China.

One of the contract manufacturers that produces our connected machines is wholly-owned by a Chinese parent company, and many of the components that go into the manufacturing of our products, including our accessories and materials, are sourced from third-party suppliers in China. Our business therefore could be affected by social, political, regulatory or economic developments in China. For example, since 2018, the U.S. has imposed additional tariffs on many imports into the U.S. of Chinese-origin goods, including communications equipment products and components manufactured in and imported from China and China has also imposed tariffs on imports into China from the United States. (See also our risk factor "*Recent and additional changes in U.S. taxes, tariffs, trade restrictions, or other trade policies affecting products produced in other countries, or similar recent or additional retaliatory changes by U.S. trading partners in response to these measures, could adversely affect our business.*") In addition, due to concerns with the security of products and services from certain telecommunications and video providers based in China, the U.S. government has enacted bans on the use of certain Chinese- and Russian-origin components, software, and systems either in items sold to the U.S. government or in the internal networks of government contractors and subcontractors (even if those networks are not used for government-related projects). The U.S. government has already imposed, and it is possible that the U.S. government may in the future take additional measures to impose, (a) stricter export controls on items destined for China; (b) additional restrictions on the testing and import of certain components, software, and/or systems from China; and (c) additional duties on shipments made from China. Any of these actions could affect the profitability and/or stability of the manufacturing activities conducted by our key third-party manufacturing partners or introduce other risks to our business, including supply chain interruptions, substantially delayed or lost shipments, or increased expenses. In addition, the U.S. government may add additional parties to the Entity List, the List of Specialty Designated Nationals, the FCC's Covered List, or other restricted party lists, which could harm our business or increase the cost of conducting our operations in China, and/or result in retaliatory actions against U.S. interests. We also depend on semiconductors made in Taiwan, and a worsening of the geopolitical situation involving China and/or Taiwan could affect our ability to procure these semiconductors. Further, the U.S. government has introduced various regulatory changes to its export controls regime since 2022 that have significantly affected the semiconductor manufacturing and semiconductor manufacturing equipment industries. Continued deterioration in trade relations or adverse developments in political, social or economic conditions in or affecting China or future unforeseen problems, including health pandemics or regulatory changes, could affect deliveries of our products to our retail partners or users, possibly resulting in business interruptions, substantially delayed or lost sales, loss of inventory or increased expenses that cannot be passed on to brick-and-mortar and online retail partners or users, any of which could ultimately have a material adverse effect on our business and financial results. In such an eventuality, we could be forced to relocate certain of our manufacturing, either temporarily or permanently, to another potentially costlier location or find alternative potentially costlier methods of shipping our finished products to brick-and-mortar and online retail partners and users. If any of our China-based suppliers for any of our components are unable to supply the components that our manufacturers need to meet anticipated consumer demand, our business would be materially and adversely affected.

Recent additional changes in U.S. taxes, tariffs, trade restrictions, or other trade policies affecting products produced in other countries, or similar recent or additional retaliatory changes by U.S. trading partners in response to these measures, could adversely affect our business.

A predominant portion of the products we sell is originally manufactured in countries other than the United States. Recent or further changes in U.S. laws that result in increased tariffs or other trade restrictions could adversely affect our business, including disruption in and cost increases for sourcing our merchandise and increased uncertainties in planning our sourcing strategies and forecasting our margins. Importing and exporting has involved more risk since the beginning of 2018, as there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several political leaders regarding the imposition of additional or escalated tariffs affecting foreign imports of certain materials. For example, beginning in 2018, the U.S. Trade Representative (the "USTR") enacted additional Section 301 tariffs affecting the import of many Chinese products affecting items, with a combined import value of approximately $550 billion. The applicable Section 301 tariffs on some of these products have further increased since these tariffs were originally imposed, and additional tariffs are forthcoming, and additional tariffs are forthcoming (including an additional, yet-to-be-announced tariff rate on certain Chinese-origin semiconductors beginning in 2027). Between February 2025 and February 2026, the U.S. government began to impose significant additional tariffs of 10 to 145% on a broad range of products imported from China and other countries based on authorities asserted under the International Emergency Economic Powers Act ("IEEPA"). These additional U.S. tariffs implemented under IEEPA were rescinded on February 24, 2026, following a Supreme Court decision invalidating the use of IEEPA to authorize these tariffs. The availability, timing, and amount of any related refunds remain uncertain and subject to further legal, regulatory, and administrative action. However, the U.S. government subsequently announced plans to implement a new global "temporary import surcharge" of 15% on many of the same imported products beginning February 24, 2026, under authorities provided for in Section 122 of the Trade Act of 1974, supplementing existing non-IEEPA measures. Further tariffs may also be ultimately imposed following the initiation and completion of additional Section 301 tariff investigations. In addition, the U.S. Department of Commerce is completing Section 232 tariff investigations into imports of various products, including processed critical minerals and derivative products. In January 2026, the U.S. government placed an additional 25% Section 232 tariff on imports of certain advanced computing semiconductor chips. Additional tariffs may be imposed on these or additional products if the President deems such measures necessary based on the findings of these Section 232 tariff investigations. Considerable uncertainty remains regarding the scope, duration, and rate of current and newly announced tariffs, potential future modifications, and possible retaliatory or other actions that may be taken by U.S. trading partners in response to recent changes to U.S. trade policy.

The U.S. government also has continued to impose stricter export controls on items destined for China In addition, the Bureau of Industry and Security, or BIS, of the Department of Commerce has continued to add certain Chinese entities to U.S. lists of restricted parties including the Entity List, limiting the ability of U.S. companies to do business with those entities. The U.S. government may continue to add additional parties to these restricted parties list, which could harm our business or increase the cost of conducting our operations in China.

In addition, the U.S. government has exercised additional trade-related powers in a manner that could have a material adverse impact on our business, financial condition or results of operations. For example, on May 15, 2019, then-President Trump issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks. On December 5, 2024, the U.S. Department of Commerce published final rules in the Federal Register, establishing the terms under which the Department of Commerce may investigate transactions involving the use of information communications technology products or services provided by persons owned or controlled by certain nations, including China, and potentially to modify or prohibit those transactions. These rules took effect as of February 4, 2025. In addition, the White House, the Department of Commerce and other executive branch agencies have implemented additional restrictions and may implement still further restrictions that would affect conducting business with certain Chinese companies.

The trade and tariff policies of the U.S. and other countries are currently fluid and subject to further changes. As a result of recent changes to tariffs and other trade controls, our cost of goods imported from non-US sources increased substantially, and could increase further because of threatened increases in U.S. tariff rates on products imported into the U.S. Although we continue to work with our vendors to mitigate the impact of current or potential tariffs, there can be no assurance that we will be able to offset any increased costs. Other changes in U.S. tariffs, quotas, trade relationships, tax provisions, or the imposition of retaliatory tariffs on U.S. goods could also reduce the supply of goods available to us or increase our cost of goods. We may fail to effectively adapt to and manage the adjustments in strategy that would be necessary in response to those changes. In addition to the general uncertainty and overall risk from potential changes in the laws and policies of the U.S. or its trading partners, as we make business decisions in the face of such uncertainty, we may incorrectly anticipate the outcomes, miss out on business opportunities or fail to effectively adapt our business strategies and manage the adjustments that are necessary in response to those changes. These risks could adversely affect our revenue, reduce our profitability and negatively impact our business, financial condition, and the results of operations.

Risks Related to Privacy, Data Protection and Cybersecurity

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations and obligations could harm our business.

We are subject to numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content and data, which we refer to collectively as privacy laws, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other laws, regulations or other obligations. We are also subject to the terms of our privacy policies and other obligations to our users and other third parties relating to privacy, data protection and information security. We strive to comply with applicable privacy laws and other obligations; however, the regulatory framework for privacy, data protection and information security worldwide is, and is likely to remain for the foreseeable future, varied, and it is possible that these or other obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another.

We also expect that there will continue to be new privacy laws proposed and enacted in various jurisdictions. For example, in May 2018, the GDPR went into effect in the EU. The GDPR imposed stringent data protection requirements and provides penalties for noncompliance of up to €20 million or 4% of annual global revenue, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to the United States as well as other countries that have not been found to provide adequate protection to such personal data. The GDPR also imposes numerous requirements on companies operating in the EU, including enhanced disclosures to data subjects about how personal data is processed (including information about the profiling of individuals and automated individual decision-making), limited retention periods of personal data, mandatory data breach notification obligations and additional policies and procedures required to comply with the accountability principle under the GDPR. In addition, data subjects have more robust rights with regard to their personal data.

Although legal mechanisms have been designed to allow for the transfer of personal data from the United Kingdom, the EEA, and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to personal data processing activities undertaken in researching, developing and marketing our products and services. For example, legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the EEA, United Kingdom and Switzerland to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach agreement on or maintain existing mechanisms designed to support cross-border data transfers. Specifically, on July 16, 2020, the Court of Justice of the EU, or CJEU, invalidated the EU-U.S. Privacy Shield Framework. The same decision also imposed additional conditions with respect to use of the Standard Contractual Clauses, or the SCCs, to lawfully transfer personal data from Europe to the United States and most other countries. The Swiss Federal Data Protection and Information Commissioner also has stated that it no longer considers the Swiss-U.S. Privacy Shield adequate for the purposes of personal data transfers from Switzerland to the United States. On October 7, 2022, then President Biden signed an Executive Order on Enhancing Safeguards for United States Signals Intelligence Activities, directing the United States to take certain steps to implement the EU-U.S. Data Privacy Framework or the DPF. Following a July 10, 2023 adequacy decision issued by the European Commission, the DPF, along with a United Kingdom extension to the DPF that allows the transfer of personal data from the United Kingdom to the U.S., or UK DPF Extension, are available for companies to use to legitimize personal data transfers from the EEA and United Kingdom to the U.S. Further, a framework similar to the DPF, the Swiss-U.S. Data Privacy Framework, or Swiss-U.S. DPF, also has been established to facilitate the lawful transfer of personal data from Switzerland to the U.S. There have, however, legal challenges to the DPF, and it, the UK DPF Extension and the Swiss-U.S. DPF may be subject to legal challenges in the future from privacy advocacy groups or others. These and other developments may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from the EEA, United Kingdom, and Switzerland to the United States. We may be required to take additional steps to legitimize any impacted personal data transfers and may be subject to increased costs of compliance and limitations on our vendors, contractors, consultants and us. On June 4, 2021, the European Commission published new SCCs. The CJEU's decision, the revised SCCs, regulatory guidance and opinions and other developments relating to cross-border data transfer may require us to implement additional contractual and technical safeguards for any personal data transferred out of the EEA, United Kingdom and Switzerland. More generally, we may find it necessary or desirable to modify our data handling practices, and our practices relating to cross-border transfers of data or other data handling practices, or those of our vendors, contractors and consultants, may be challenged and our business, financial condition and operating results may be adversely impacted. We continue to monitor and review the impact of any developments relating to cross-border data transfers from the EEA, United Kingdom and Switzerland that could affect our operations.

Further, the United Kingdom has established its own domestic regime with the UK General Data Protection Regulation, or UK GDPR, and other domestic data protection laws, such as the UK Data Protection Act of 2018, which provide for penalties for noncompliance of up to the greater of £17.5 million or 4% of worldwide revenues. Although the European Commission adopted an adequacy decision for the United Kingdom in June 2021 that allows for the continued flow of personal data from the EU to the United Kingdom, this decision may be revoked or modified and requires renewal after four years from the date of adoption. In February 2022, the United Kingdom's Information Commissioner's Office issued new standard contractual clauses, or the UK SCCs, to support personal data transfers out of the United Kingdom, which went into effect in March 2022. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing personal data on our behalf or localize certain data. We cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term or how the EU will treat the United Kingdom with respect to data protection issues, including those relating to data transfers to and from the United Kingdom. We continue to monitor and review the impact of any resulting changes to EU or United Kingdom law, or related developments, that could affect our operations.

The EU also recently extended its regulation of data processing to cover aspects of the processing of non-personal data with the EU's Data Act, or Data Act, which became applicable on September 12, 2025, imposes certain data and cloud service interoperability and switching obligations to enable users to switch between providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and government access to, non-personal data outside the EEA. Depending on how the Data Act is implemented and interpreted, we may be required to adjust contract terms and technical measures for data portability in order to comply. These changes may result in additional compliance and operational costs, which may affect our business. Other jurisdictions also are considering, and in certain cases have adopted, obligations in connection with the processing of personal and non-personal data. Laws, regulations, and other actual or asserted obligations relating to privacy, data protection, information security, or the collection, use, transfer or other processing of data, including existing laws, regulations, and obligations, and new or modified laws, regulations, and obligations may impact our operations, and we may incur liabilities, expenses, costs and other operational losses relating to such laws, regulations, and obligations, including in connection with any measures we take to comply with them.

In Brazil, the Lei Geral de Proteção de Dados Pessoais – Law No. 13,709/2018, or LGPD, similar in many respects to the GDPR, was enacted August 14, 2018 and entered into effect September 18, 2020. Penalties for violation of the LGPD may be up to 2% of revenue in Brazil, capped at R$50 million per violation. The LGPD applies to businesses that process the personal data of individuals located in Brazil and provides consumer rights similar to the GDPR. A Brazilian Data Protection Authority, Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or ANPD), has been established and has begun issuing guidance on how to interpret and implement the LGPD's requirements. The ANPD has issued guidance regarding aspects of compliance with the LGPD, and is anticipated to issue further guidance. Our LGPD approach may be subject to further change, our compliance measures may not be fully adequate, we may expend significant time and cost in developing a privacy governance program and data transfer mechanisms in an effort to comply with the LGPD and any implementing regulations or guidance, and we may potentially face litigation or other proceedings relating to actual or alleged noncompliance with the LGPD.

Vietnam's cybersecurity law went into effect on January 1, 2019 and includes stringent requirements regarding data localization and data transfers. On August 15, 2022, the Vietnamese government issued Decree 53, which elaborates on requirements relating to data protection and went into effect on October 1, 2022. To comply with the decree, we may be required to further invest in potentially duplicative infrastructure and personnel in Vietnam, establish and maintain a local data protection program, and incur other costs and expenses related to these new requirements.

California has also enacted legislation affording consumers expanded privacy protections. The CCPA, which was amended by the CPRA, gives California residents various rights, including rights to access their personal information, request deletion of their personal information, opt out of certain sale sand sharing of their personal information, and receive detailed information about how their personal information is collected and used. The CCPA also provides for civil penalties for violations (up to $7,500 per violation), as well as a private right of action for certain data breaches that may increase data breach litigation. Numerous other states have also enacted or proposed similar data privacy laws. For example, Virginia, Colorado, Utah, Connecticut, Florida, Montana, Oregon, Texas Tennessee, Delaware, Iowa, Indiana, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, Kentucky and Rhode Island have enacted similar laws that have gone into effect, or will go into effect through 2026. The CCPA, these other state laws and other proposed laws at the state and federal level in the United States are far-reaching and in certain cases are overlapping but different, resulting in further uncertainty and potentially requiring changes in our business practices and policies and our incurring, require us to incur additional costs and expenses in our efforts to comply.

Further, some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

With laws and regulations such as the GDPR, LGPD and CCPA imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, there is a risk that the requirements of these or other laws and regulations, or of contractual or other obligations relating to privacy, data protection, information security, or the storing, sharing, use, processing, transfer, disclosure and protection of data or other content, are interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures, or the features of our products and services. We may face challenges in addressing their requirements and making any necessary changes to our policies and practices, and we may find it necessary or appropriate to assume additional burdens with respect to data handling, to restrict our data processing or otherwise to modify our data handling practices and to incur significant costs and expenses in these efforts. Any failure or perceived failure by us to comply with our privacy policies, our privacy, data protection, data processing or information security-related obligations to brick-and-mortar and online retail partners, users or other third parties, or any of our other legal obligations relating to privacy, data protection, information security or the storing, sharing, use, processing, transfer, disclosure and protection of data or other content may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our brick-and-mortar and online retail partners may limit the adoption and use of, and reduce the overall demand for, our products and services.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our contracts and policies, such violations may also put our users' content and data at risk and could in turn adversely affect our business. Any significant change to applicable privacy laws or relevant industry practices could increase our costs and require us to modify our platform, design apps and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new design apps and features.

Cybersecurity risks could adversely affect our business and disrupt our operations.

Information technology helps us operate more efficiently, interface with users and brick-and-mortar and online retail partners, offer features for our products and services, maintain financial accuracy and efficiency and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build, sustain and secure necessary information technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of brick-and-mortar and online retail partners or users, business disruptions or the loss of or unauthorized access to personal information or personal data or loss or damage to intellectual property through a cyberattack or other security breach or incident. Cyberattacks and other means of attempting and causing security breaches and incidents, are becoming increasingly sophisticated, including as a result of the proliferation of artificial intelligence and machine learning. The use of artificial intelligence and machine learning may result in cybersecurity incidents that implicate the personal data of end users of such applications. Any cybersecurity incidents related to our use of artificial intelligence and machine learning applications could adversely affect our reputation and results of operations. We have been subject to cyberattacks and security breaches and incidents in the past, and cyberattacks, security breaches and incidents could expose us to a risk of lost, exposed or corrupted information, unauthorized disclosure of information, litigation and possible liability to employees, users, brick-and-mortar and online retail partners and regulatory authorities. Geopolitical conflicts and tensions may also increase our risks from cyberattacks and security breaches and incidents. In addition, a significant portion of our data and information is hosted in a cloud-computing environment, where design apps and data are hosted, accessed and processed through a third-party provider over a broadband Internet connection. Certain of our third-party service providers in cloud-computing environments have been and in the future may be, subject to outages, security breaches and incidents and cyberattacks. More of our and our service providers' personnel have been working remotely in recent years, which increases the risks of cyberattacks and security breaches and incidents.

If our data management systems do not effectively and securely collect, store, process and report relevant data and information for the operation of our business, whether due to equipment malfunction or constraints, software defects or deficiencies, bugs, vulnerabilities, computer viruses, malware, ransomware, phishing attacks, distributed denial-of-service attacks, security breaches or incidents, cyberattacks, catastrophic events, human error or malfeasance or otherwise, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, potentially in a material manner. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we internally and externally report our results of operations. As a result, our data management systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards, the increasing need to protect customer, partner and employee information, including personal data and personal information, and the information technology needs associated with our changing products and services. We strive to implement reasonable security procedures and practices to help ensure that our data management systems effectively collect, store, process and report relevant data for the operation of our business, though there are no assurances that these procedures and practices will be successful or that additional systems issues will not arise in the future.

In addition, security breaches or incidents from errors, malfeasance or misconduct by employees, contractors or others with access to our systems may pose a risk that sensitive data, including personal data and personal information, may be exposed to unauthorized persons or to the public and may compromise our security systems. We have been, and may in the future be, subject to compromises and other security breaches or incidents impacting such data. There can be no assurance that any efforts we make to prevent against such breaches will prevent breakdowns in our systems or security breaches or incidents that could adversely affect our business. Third parties may also attempt to fraudulently induce employees or users, using constantly evolving social engineering techniques, into disclosing usernames, passwords or other sensitive information, which may in turn be used to access information technology systems used in our business. For example, our employees and users have received and likely will continue to receive "phishing" e-mails attempting to induce them to divulge sensitive information or to purchase counterfeits of our products, respectively. In addition, unauthorized persons may attempt to hack into our products or systems to obtain personal data relating to users or employees, our confidential or proprietary information or confidential information we maintain from third parties, which, if successful, could pose a risk of loss of data, risk to customer safety and risk of product recall. While we provide security and privacy training to attempt to protect against these risks, the techniques used to obtain unauthorized access to systems and data change frequently and may be difficult to detect, so we may not be able to anticipate and prevent these intrusions or other security breaches or incidents, to identify them promptly or to mitigate them when they occur.

Moreover, we manufacture and sell hardware and software products that allow our users to store confidential information, including their original designs, locally or in our cloud infrastructure. While we have measures in place to protect and update our software installed on our users' devices, we do not have measures to configure, update or secure our users' desktop or mobile devices or any information stored in our users' own systems or at their locations, which is the responsibility of our users. While we have implemented security measures designed to protect our hardware and software products from unauthorized access and cyberattacks, these measures may not be effective in securing these products, particularly since techniques used to obtain unauthorized access or otherwise sabotage systems, change frequently and may not be recognized until launched against a target. A cyberattack, security breach or incident or other event that causes the loss or public disclosure of, or unauthorized access by third parties to, sensitive information stored by us or our brick-and-mortar and online retail partners, or the perception that any of these have occurred, could have serious negative consequences for our business, including loss of information, indemnity obligations, claims, regulatory investigations, fines, penalties and damages, reduced demand for our products and services, an unwillingness of our users to use our products or services, harm to our reputation and brand, and time consuming and expensive litigation, any of which could adversely affect our financial results. We also expect to incur significant costs in an effort to detect and prevent cyberattacks and security breaches and incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived cyberattack or security breach or incident.

Many governments have enacted laws requiring companies to provide notice of certain security breaches involving certain types of personal data or personal information. We are also contractually required to notify certain customers of cyberattacks, security breaches or incidents. We cannot be certain that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a cyberattack, security breach or incident. We maintain cybersecurity insurance, subject to applicable deductibles and policy limits; however, our cybersecurity insurance may not cover losses from all types of incidents or may provide insufficient compensation that does not cover our total losses. We also cannot be sure that our existing insurance coverage will continue to be available on commercially reasonable terms or at all. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

If the use of "cookie" tracking technologies is further restricted, regulated or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business and results of operations.

Cookies are small data files sent by websites and stored locally on an Internet user's computer or mobile device. We, and third parties who work on our behalf, collect data via cookies to track the behavior of visitors to our sites, provide a more personalized and interactive experience and analyze and increase the effectiveness of our marketing. However, Internet users can easily disable, delete and block cookies directly through browser settings or through other software, browser extensions or hardware.

Privacy laws and regulations restrict how we deploy our cookies, and this could potentially increase the number of Internet users that choose to proactively disable cookies on their systems. Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the practice of online tracking for behavioral advertising and other purposes. Governments in the United States and internationally have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ electronic tracking tools or the use of data gathered with such tools. In addition to the EU and United Kingdom, other regulators are increasingly focusing on compliance with requirements related to the online behavioral advertising ecosystem. For example, on January 13, 2022, the Austrian data protection authority published a decision ruling that the collection of personal data and transfer to the U.S. through Google Analytics and other analytics and tracking tools used by website operators violates the GDPR. In 2022, the Danish, French and Italian data protection authorities adopted similar decisions. On June 23, 2022, the Italian data protection authority adopted a similar decision. Other data protection authorities in the EU increasingly are focused on the use of online tracking tools and have indicated that they plan to issue similar rulings. In addition, the CCPA grants California residents the right to opt-out of a company's sharing of personal information for advertising purposes in exchange for money or other valuable consideration.

Additionally, some providers of consumer devices and web browsers have implemented means to make it easier for Internet users to block tracking technologies or to require new permissions from users for certain activities, which could, if widely adopted, significantly reduce the effectiveness of such practices and technologies. For example, Apple introduced an iOS update in April 2021 that allowed users to more easily opt-out of tracking activity across devices, and subsequently incorporated new SDK privacy controls into iOS 17, which was released in September 2023. These developments have impacted and may continue to impact business. In February 2022, Google announced its Privacy Sandbox initiative, including plans to adopt similar restrictions to restrict tracking activity across Android devices. In July 2024, Google announced its plans to roll out a new user choice mechanism regarding third-party cookies. In addition, the most commonly used Internet browsers—Chrome, Firefox, Internet Explorer and Safari—allow Internet users to modify their browser settings to prevent cookies from being accepted by their browsers, and a number of other software tools allow users to block or otherwise limit the functionality of cookies. Users can decide to opt out of nearly all cookie data creation, which could negatively impact operations. We may have to develop alternative systems to determine our users' behavior, customize their online experience or efficiently market to them if users block cookies or regulations introduce additional barriers to collecting cookie data.

Risks Related to Foreign Operations

We plan to further expand into international target markets, which will expose us to significant risks.

Our primary international markets include the United Kingdom, Ireland, Australia, New Zealand, and Western Europe. We are also present in the Middle East, Latin America, South Africa and Asia, and we plan to expand our operations further, which requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international target markets, including:

- difficulty establishing and managing international operations and the increased travel, infrastructure, including establishment of local delivery service and Cricut Member Care operations, and legal compliance costs associated with locations in different countries or regions;

- difficulty accessing and maintaining operations with international brick-and-mortar and online retail partners and distribution channels that may be small, fragmented or complex;

- the need to vary pricing and margins to effectively compete in international target markets;

- the need to adapt, translate and localize products for specific countries, comply with country-specific product safety and liability laws, as well as obtaining rights to third-party intellectual property used in each country;

- increased competition from local providers of competing or imitation products;

- the ability to protect and enforce intellectual property rights abroad;

- the need to offer content and customer support in various languages;

- difficulties in understanding and complying with local laws, regulations and customs in other jurisdictions;

- compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and the United Kingdom Bribery Act 2010, or U.K. Bribery Act, by us, our employees and our business partners;

- complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety and privacy frameworks, such as the GDPR, including data transfer or localization restrictions, or LGPD;

- varying levels of Internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

- tariffs and other non-tariff trade barriers, such as quotas and local content rules, as well as tax consequences;

- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and

- political or social unrest or economic instability in a specific country or region in which we operate, including, for example, recent social and political unrest in China, which could have an adverse impact on our operations in that location.

These risks can make it more expensive to operate our business outside the United States, meaning that our international business may be less profitable than our U.S. business.

We have relatively limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful or may not execute our strategy successfully. We currently face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products by consumers in new markets. Our failure to successfully manage these risks could harm our international operations and adversely affect our business, financial condition and results of operations.

If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international target markets.

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import and/or export of certain technologies, products, software and services. Compliance with applicable regulatory requirements regarding the export of our products and services may create delays in the introduction of our products and services in some international target markets, prevent our international users from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries or users altogether.

Furthermore, U.S. export control and economic sanctions laws prohibit the provision of products and services to countries, governments and persons that are the subject of U.S. sanctions. Even though we take precautions to prevent our products from being provided to persons and jurisdictions in violation of U.S. sanctions laws, our products and services, including our firmware updates, could find their way to such prohibited parties, which could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain any required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

Additionally, our supply chain is very complex and compliance with U.S. import laws and regulations requires that we make determinations based on the best information that we have available at the time. U.S. Customs and Border Protection may not always agree with those determinations and, at has times, has requested that we modify the information we have provided to them including that related to country of origin determinations.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could adversely affect our business, financial condition and results of operations.

Failure to comply with anti-corruption, anti-bribery, and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-corruption and anti-bribery laws and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their directors, officers, employees and third-party business partners and intermediaries, representatives, contractors and agents from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any improper advantage.

Our global operations expand our compliance obligations. For example, we import and export items to and from several countries. In many foreign countries, including countries in which we may conduct business, including interacting with governmental officials, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we or our third-party business partners or intermediaries, employees, representatives, contractors, suppliers and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, including as governmental customers. We can be held liable for the corrupt or other illegal activities of our employees or third-party business partners or intermediaries, representatives, contractors and agents, even if we do not explicitly authorize such activities.

In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and maintain internal controls and compliance procedures designed to prevent violations of anti-corruption laws. While we have policies, procedures and training to foster compliance with these laws, we cannot assure you that our employees or third-party business partners or intermediaries, contractors, representatives and agents will not take actions in violation of our policies or applicable law for which we may ultimately be held responsible.

Any violation of the FCPA, other applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, fines, damages, severe criminal or civil penalties against us, our officers or our employees, disgorgement of profits, suspension or debarment from government contracts, any of which could adversely affect our reputation, business, results of operations, stock price, financial condition and prospects. In addition, detecting, investigating and resolving actual or alleged violations of anti-corruption laws and responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our financial position and results of operations.

Recent or future changes to U.S., Canada, United Kingdom and other foreign tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, Canada, the United Kingdom and other relevant countries, due to changes in such laws and rules, we may have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate and may adversely affect our financial position and results of operations. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

If U.S. or foreign tax laws further change or the way in which such laws are implemented change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and results of operations may be adversely affected. For example, the United States enacted the Inflation Reduction Act of 2022, which imposes a 1% excise tax on certain stock repurchases (including potentially pursuant to our stock repurchase program) and a 15% alternative minimum tax on adjusted financial statement income. In addition, the One Big Beautiful Bill Act (the "OBBB Act") was signed into law on July 4, 2025 and introduced significant changes to U.S. federal tax law. We are continuing to evaluate the full impact of the OBBB Act on us. Further, the Organization for Economic Co-Development has proposed a global minimum tax of 15% ("Pillar 2"), which has been and is being adopted by EU member countries and certain other jurisdictions. The United States has withdrawn support for Pillar 2, but the G7 and the U.S. Treasury Department announced an agreement that the U.S. international tax regime will operate "side-by-side" with Pillar 2 rules. We are continuing to monitor the enactment and implementation of Pillar 2 legislation, and the impact on our financial position and results of operations.

We may face exposure to foreign currency exchange rate fluctuations.

While we have historically transacted the majority of our business in U.S. dollars, we also transact in some foreign currencies, such as the Australian Dollar, Canadian Dollar, Chinese Yuan, Euro, British Pound Sterling and Malaysian Ringgit, and we may transact in more foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Risks Related to our Intellectual Property

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our success depends in large part on our proprietary technology and our patents, trade secrets, trademarks and other intellectual property rights. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as confidentiality and license agreements with our employees, contractors, consultants and third parties with whom we have relationships, to establish and protect our brand and other intellectual property rights. However, our efforts to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar to ours and that compete with our business.

Effective protection of patents, trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent application process and to maintain issued patents, and noncompliance or non-payment could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products are available. For example, the existence of prior art – or information that is already in the public domain – may limit our ability to obtain additional patents in the U.S. and foreign jurisdictions. Some foreign countries also have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

We have an active program of monitoring, investigating and enforcing our proprietary rights against companies and individuals who attempt to reverse engineer, market or manufacture counterfeits and "knockoff" products, particularly ancillary and/or specialized products used with our connected machines. We assert our rights against infringers of our copyrights, patents, trademarks and trade dress. However, these efforts may not be successful in reducing sales of imitation products by these infringers. Additionally, other manufacturers may be able to produce successful personal desktop manufacturing devices which imitate our designs without infringing any of our copyrights, patents, trademarks or trade dress. Particularly with respect to the accessories and materials we sell to users for use with their machines, counterfeits, knockoffs or imitations are known to exist in the industry. The failure to prevent or limit such infringers or imitators could adversely affect our reputation and sales.

In order to protect our brand and intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and our business.

We have faced threats, and in the future may be threatened, by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in the technology industry, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in the technology industry. Furthermore, it is common for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Our use of third-party content, including images, software and other intellectual property may be subject to claims of infringement or misappropriation. We cannot guarantee that our internally-developed or acquired technologies and content, including from our Contributing Artist Program, do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the market for our products and services grows and as we introduce new and updated products and services. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could adversely affect our business, financial condition and results of operations.

We depend upon third-party licenses and the purchase of third-party works for the use of digital content. An adverse change to, loss of or claim that we do not hold necessary licenses or rights may adversely affect our business, results of operations and financial condition.

Digital content is an important element of the overall content that we make available to our users. To secure the rights to use certain fonts, images, ready-to-make projects, patterns and other digital contents that are used on or with our products and services, we enter into agreements to obtain licenses from rights holders such as copyright owners or their agents. We pay royalties to such parties or their agents around the world. In other instances, we enter into agreements with various third parties to purchase their pre-existing works or engage on a "works for hire" basis to procure desired content.

The process of obtaining licenses, purchasing pre-existing works and new engagement involves identifying and negotiating with many rights holders, some of whom are unknown or difficult to identify, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. Additionally, there is a risk that aspiring rights holders, their agents or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Although we expend significant resources to seek to comply with the statutory, regulatory and judicial frameworks, we cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the digital content that is used with our products and services, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

These challenges, and others concerning the use of licensed content with our products, may subject us to significant liability for copyright infringement, breach of contract or other claims. For additional information, see the section titled "Legal Proceedings."

Legislation regarding copyright protection or content review could impose complex and costly constraints on our business model.

Although our agreements with users submitting designs or other content to our websites and mobile apps specifically require users to represent that they have the right and authority to provide and license the designs and other content they submit for the purposes used by us, that the content does not and will not violate any law, statute, ordinance or regulation, and that the content (and our use of it) does not and will not infringe on any rights of any third party, we do not currently have the ability to determine the accuracy of these representations on a case-by-case basis. There is a risk that a user may supply an image or other content that is the property of another party used without permission, that infringes the copyright or trademark of another party or another party's right of privacy or right of publicity or that would be considered to be defamatory, pornographic, hateful, racist, scandalous, obscene or otherwise offensive, objectionable or illegal under the laws or court decisions of the jurisdiction where that user lives. There is, therefore, a risk that users may intentionally or inadvertently order and receive products from us that are in violation of the rights of another party or a law or regulation of a particular jurisdiction.

The EU has also enacted a new law that will require us to use best efforts in accordance with the high industry standards of professional diligence to exclude infringing content from our platform that may be uploaded by our users. To comply with this new law, we will likely have to devote significant time and resources to develop technologies to prevent infringing content from being uploaded to our platform and, to the extent infringing content makes it onto our platform, to expeditiously remove such content and implement measures to prevent re-uploads of such content. Although the new law does not mandate monitoring, there may be no practical way for us to comply with the law's stringent new requirements without adopting some form of robust content identification systems. We may also be required to enter into license agreements with various rights holders to obtain licenses that authorize the storage and use of content uploaded by our users. We may not be able to develop technological solutions to comply with applicable law on economically reasonable terms and there is no guarantee that we will be able to enter into agreements with all relevant rights holders on terms that we deem reasonable. Compliance may therefore cause us to encounter increased costs which could substantially harm our business and results of operations.

Some of our products contain open source software, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could harm our business.

We use open source software in our products and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition and results of operations.

Risks Related to the Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting power with our pre-initial public offering stockholders, which limits their ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Our Class A common stock has one vote per share and our Class B common stock has five votes per share, except as otherwise required by law. As of December 31, 2025, Petrus and affiliates hold 122,964,554 shares of issued and outstanding Class B common stock. Accordingly, Petrus and affiliates hold approximately 74% of the voting power of our outstanding capital stock in the aggregate. Petrus is able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Petrus may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between Petrus and our other stockholders, which may result in Petrus undertaking, or causing us to undertake, actions that would be desirable for Petrus but would not be desirable for our other stockholders.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers by Petrus. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date following the Effectiveness Date on which the number of shares of our capital stock, including Class A common stock and Class B common stock, and any shares of capital stock underlying any securities, including restricted stock units, options or other convertible instruments, held by "Petrus Affiliates," as defined in our amended and restated certificate of incorporation, and their permitted entities is less than 50% of the number of shares of Class B common stock held by Petrus Affiliates and their permitted entities as of 11:59 p.m. Eastern Time on the Effectiveness Date, which we refer to herein as the 50% Ownership Threshold, (ii) the first date after the Effectiveness Date when the outstanding shares of Class B common stock represent less than a majority of the total voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors or (iii) the time following the Effectiveness Date specified by affirmative vote or written election of the holders of at least two-thirds of the outstanding shares of Class B common stock. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date.

We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other negative consequences. For example, certain index providers (like FTSE Russell) have restrictions on including companies with multiple-class share structures in certain of their indices, while others (like S&P Dow Jones) have backed away from such policies. Under certain announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is currently unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress their valuations compared to the valuations of other similar companies that are included. Because of our dual class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The stock price of our Class A common stock may be volatile or may decline regardless of our operating performance.

The market prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- overall performance of the equity markets and the performance of technology companies in particular;

- variations in our results of operations, cash flows and other financial metrics and non-financial metrics and how those results compare to analyst expectations;

- changes in the financial projections or business guidance we may provide to the public, or our failure to meet these projections;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- recruitment or departure of key personnel;

- the economy as a whole and market conditions in our industry;

- negative publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products or services that gain market acceptance;

- rumors and market speculation involving us or other companies in our industry;

- announcements by us or our competitors of new products, accessories, features and content, significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- actual or perceived privacy or data security incidents;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- lawsuits threatened or filed against us, litigation involving our industry, or both;

- developments or disputes concerning our or other parties' products, services or intellectual property rights;

- the inclusion or exclusion of our Class A common stock from any trading indices;

- other events or factors, including those resulting from war, including the current conflicts between Russia and Ukraine and in the Middle East, incidents of terrorism, man-made or natural disasters, pandemics or responses to these events;

- the effects of our stock repurchase program and any dividends;

- the size of our public float; and

- purchases or sales of shares of our Class A common stock by us or our stockholders or public announcements of such activities.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Our directors, executive officers and holders of 5% or more of our common stock hold approximately 93% of the total voting power of our common stock and are able to exert significant control over us, which will limit your ability to influence the outcome of important transactions, including a change of control.

Our directors, executive officers and holders of 5% or more of our outstanding common stock, and their respective affiliates, hold, in the aggregate, approximately 93% of the total voting power of shares of our outstanding common stock based on the number of shares outstanding as of December 31, 2025. Further, Petrus and affiliates, collectively, are currently our largest stockholder. Petrus and affiliates hold approximately 74% of the total voting power of our common stock-based on the number of shares outstanding as of December 31, 2025. As a result, our directors, executive officers and holders of 5% or more of our outstanding common stock, and their respective affiliates, if acting together, are able to determine or significantly influence all matters requiring stockholder approval, including the elections of directors, amendments of our organizational documents and approval of any merger, sale of assets or other major corporate transaction. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may delay, prevent or discourage acquisition proposals or other offers for our Class A common stock that you may feel are in your best interest as a stockholder and ultimately could deprive you of an opportunity to receive a premium for your Class A common stock as part of a sale of our company, which in turn might adversely affect the market price of our Class A common stock.

We are a "controlled company" within the meaning of the Exchange rules and, as a result, are entitled to rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not "controlled companies."

Because Petrus and affiliates own more than 50% of the total voting power of our common shares, we are a "controlled company" within the meaning of the Exchange's corporate governance standards. As a controlled company, we are exempt under the Exchange's standards from the obligation to comply with certain corporate governance requirements, including the requirements:

- that a majority of our board of directors consists of independent directors;

- that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

As a result of relying on the controlled company exemptions, the procedures for approving significant corporate decisions could be determined by directors who have a direct or indirect interest in such decisions, and our stockholders do not have the same protections afforded to stockholders of other companies that are required to comply with all of the independence rules of the Exchange.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If securities analysts fail to publish reports on us regularly, or if industry analysts cease coverage of us, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline.

Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our Class A common stock could decline significantly as a result of sales of a large number of shares of our Class A common stock in the market. These sales, or the perception that these sales might occur, could depress the market price of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Also, in the future, we may issue shares of our Class A common stock in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of then-outstanding shares of our common stock.

We may reduce or discontinue the payment of cash dividends in the future.

In November 2024, we announced the declaration of a semi-annual, regular cash dividend program of $0.10 per share. In addition, we declared a $0.35 per share special dividend payable February 15, 2023, for stockholders of record on February 1, 2023, an additional $1.00 per share special dividend payable July 17, 2023, for stockholders of record on July 3, 2023, an additional $0.40 per share special dividend payable July 19, 2024, for stockholders of record on July 2, 2024, and an additional $0.75 per share special dividend payable on July 21, 2025 to stockholders of record as of July 7, 2025. However, we are not obligated to pay dividends on our Class A and Class B common stock and we may not pay any other dividends in the future. Although we anticipate paying regular semi-annual dividends in the future, dividend declarations and the establishment of future record and payment dates are subject to our board of directors' continuing determination that our dividend program is in the best interests of our stockholders and in compliance with all laws and agreements applicable to the declaration and payment of cash dividends. Additionally, our ability to pay dividends on our capital stock is limited by the restrictions under the terms of our Credit Agreement. Generally, under our Credit Agreement, we cannot pay dividends on our capital stock unless both (a) no default or event of default has occurred and is continuing and (b) our Leverage ratio (as defined therein) will not exceed 2.50 to 1.00, determined on a pro forma basis as of the most recently completed fiscal quarter for which we have delivered financial statements to the administrative agent and giving effect to any indebtedness incurred in connection therewith. Our dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. Any reduction or suspension in our dividend payments could have a negative effect on the price of our Class A common stock. If we do not pay dividends, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

Our charter documents also contain other provisions that could have an anti-takeover effect, such as:

- subject to the rights of the holders of preferred stock, permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- prohibiting cumulative voting for directors;

- requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

- authorizing the issuance of undesignated preferred stock that our board of directors could use to implement a stockholder rights plan;

- eliminating the ability of stockholders to call special meetings of stockholders;

- prohibiting stockholder action by written consent prior to the Final Conversion Date unless the action is first recommended or approved by the board of directors, and prohibiting stockholder action by written consent from and after the Final Conversion Date, which requires stockholder actions to be taken at a meeting of our stockholders;

- certain litigation against us can only be brought in Delaware; and

- our dual class common stock structure as described above.

Our charter documents provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over causes of action arising under the Securities Act. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated bylaws.

Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws in the types of lawsuits to which they apply, the exclusive forum provision may limit a shareholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers or other employees. Our stockholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

General Risk Factors

Our business is subject to a large number of U.S. and non-U.S. laws, many of which are evolving, including laws specific to e-commerce.

We are subject to a variety of laws and regulations in the United States and around the world, including those relating to traditional businesses, such as employment laws and taxation, as well as laws and regulations focused on e-commerce and online marketplaces, such as online payments, privacy, anti-spam, data security and protection, online platform liability, intellectual property and consumer protection, the ability to collect and/or share necessary information that allows us to conduct business on the Internet, marketing communications and advertising, content protection, electronic contracts or gift cards. In addition, emerging technologies we utilize, including artificial intelligence and machine learning, may also become subject to regulation under new laws or new applications of existing laws. In some cases, non-U.S. privacy, data protection, information security, consumer protection, e-commerce and other laws and regulations are more detailed than those in the United States and, in some countries, are actively enforced.

These laws and regulations are continuously evolving, and compliance is costly and could require changes to our business practices and significant management time and effort, or may result in enforcement actions or litigation. For example, California's Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. As a result, a wave of consumer class action lawsuits was brought against companies that offer online products and services on a subscription or recurring basis. Other laws, like the CCPA and the EU's GDPR, require us to implement reasonable privacy and security measures, including applying security requirements by contract to certain service providers and processors acting on our behalf, as well as requiring certain privacy and security disclosures to consumers and employees. In some jurisdictions, these laws and regulations may be subject to attempts to apply such domestic rules world-wide against us or our subsidiaries. Additionally, it is not always clear how existing laws apply to online marketplaces as many of these laws do not address the unique issues raised by online marketplaces or e-commerce. For example, as described elsewhere in this Risk Factors section, laws relating to privacy, data protection and information security are evolving differently in different jurisdictions. Federal, state and non-U.S. governmental authorities, as well as courts interpreting relevant laws, continue to evaluate and assess applicable privacy, data protection and information security requirements.

Existing and future laws and regulations enacted by federal, state or non-U.S. governments or the inconsistent enforcement of such laws and regulations could impede the growth of e-commerce or online marketplaces, which could have a negative impact on our business and operations. Examples include data localization requirements, limitations on marketplace scope or ownership, intellectual property intermediary liability rules, regulation of online speech, limits on network neutrality and rules related to security, privacy, data protection or national security, which may impede us or our users. We could also face regulatory challenges or be subject to discriminatory or anti-competitive practices that could impede both our growth prospects, increase our costs and harm our business.

We strive to comply with all applicable laws, but they may conflict with each other, and by complying with the laws or regulations of one jurisdiction, we may find that we are in conflict with the laws or regulations of another jurisdiction. Despite our best efforts, we may not have fully complied with all applicable laws and may not in the future. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, lost business and proceedings or actions against us by governmental entities or others, which could result in significant expenses, fines or penalties. Laws or regulations, or enforcement thereof, could also force us to change the way we operate, which could require us to incur significant expenses or to discontinue certain services, which could negatively affect our business.

Additionally, if third parties with whom we work violate applicable laws or our policies, those violations could result in other liabilities for us and could harm our business. Furthermore, the circumstances in which we may be held liable for the acts, omissions or responsibilities of these parties is uncertain, complex and evolving. If an increasing number of such laws are passed, the resulting compliance costs and potential liability risk could negatively impact our business.

From time to time, we are subject to legal proceedings, regulatory disputes, audits and governmental inquiries that could cause us to incur significant expenses, divert our management's attention and materially harm our business, results of operations and financial condition.

From time to time, we are subject to claims, lawsuits, regulatory disputes, audits, government inquiries and other proceedings, including matters related to intellectual property, commercial, tariffs, royalties, employment and tax that could adversely affect our business, results of operations and financial condition. As we have grown, we have seen a rise in the number and significance of these disputes and inquiries. Litigation and regulatory proceedings, and particularly any intellectual property infringement matters that we face, could be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Adverse outcomes with respect to any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our products or services, make content unavailable or require us to stop offering certain features, all of which could negatively affect our subscription and revenue growth. See the section titled "Legal Proceedings" for additional information.

The results of claims, lawsuits, regulatory disputes, audits, government inquiries and other proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, financial condition and results of operations.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we may in the future engage in investment, merger or acquisition activities involving other companies, products or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our users or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely affecting our business, financial condition and results of operations. Moreover, we may be exposed to unknown liabilities, and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use our cash and cash equivalents, incur debt or issue equity securities, or a combination thereof, each of which may affect our financial condition or the value of our Class A common stock and could result in dilution to our existing stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to additional covenants or other restrictions that would impede our ability to manage our operations. Additionally, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management, disrupt the ordinary functioning of our business and adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of earthquakes, fire, power outages, floods, public health crises, and other catastrophic events, and to interruption by man-made problems such as war or terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, pandemics, floods, power losses, telecommunications failures, terrorist attacks, acts of war, including the current conflicts between Russia and Ukraine and in the Middle East, human errors, break-ins, public health crises, such as COVID 19, and similar events. The third-party systems and operations and manufacturers we rely on are subject to similar risks. For example, we engage third-party service providers, a portion of whose software development staff resides in Ukraine. Due to the current conflict, we may experience an interruption in the services provided by these parties.

Our insurance policies may not cover losses from these catastrophic events or may provide insufficient compensation that does not cover our total losses. For example, a significant natural disaster, such as a pandemic, earthquake, fire or flood, could adversely affect our business, financial condition and results of operations, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers' and manufacturers' businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, that house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the Internet to conduct our business and provide high-quality Cricut Member Care, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers' and manufacturers' businesses, which could adversely affect our business, financial condition and results of operations.

We are subject to payment processing risk.

Our brick-and-mortar and online retail partners and users pay for our products using a variety of different payment methods, including credit and debit cards, gift cards, electronic fund transfers and electronic payment system and third-party financing providers. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill users on Cricut.com and Paid Subscribers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact user and Paid Subscriber acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our service.

In 2020, we introduced an integration with a third-party financing provider, Affirm, which allows users to finance the purchase of our connected machines through third-party consumer financing. There is no assurance that Affirm, or any other company that may in the future offer financing to our users, will continue to provide users with access to credit or that credit limits under such arrangements will be sufficient. Such restrictions or limitations on the availability of consumer credit could have an adverse impact on our business, results of operations and financial condition.

The estimates of market size that we have provided publicly may prove to be inaccurate, and even if the market in which we compete is of the size we estimate, we cannot assure you that our business will penetrate some or all of our SAM or TAM.

Market size estimates are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates of market size that we have provided publicly relating to our SAM and TAM, including estimates based on our commissioned surveys or our own internal survey data, may no longer be current or may prove to be inaccurate. Even if the market is of the size we estimate, we may not further penetrate our SAM or TAM, or at all. Accordingly, the estimates of market size should not be taken as indicative of our future growth.

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

As a public company we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations and the listing standards of the Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls and employees.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If, in the future, we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we are required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, for which we expect to incur significant expenses and devote substantial management effort toward ensuring compliance. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

As a public company it is much more expensive for us to obtain director and officer liability insurance, and we will incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and stockholders' equity/deficit and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to deferred revenue and entitlements. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

We may be subject to sales and other taxes, and we may be subject to liabilities on past sales for taxes, surcharges and fees.

The application of indirect taxes, such as sales and use tax, subscription sales tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that offer subscription services. For example, on June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. An increasing number of states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The U.S. Supreme Court's Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors and decrease our future sales, which could adversely impact our business and results of operations. Although we believe that we currently collect and remit sales taxes in all states in which we are required to do so, a successful assertion by one or more states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction where we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as interest and penalties. The adoption of new laws by, or a successful assertion by taxing authorities of such laws, could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could adversely affect our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. The structure of our information security program is based on the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and other industry standards. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments, including vulnerability scanning and penetration testing, to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include an inventory of assets, followed by identification of reasonably foreseeable internal and external vulnerabilities, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We monitor various cybersecurity resources to remain informed about new and emerging cybersecurity threats and attack vectors. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer ("CISO"), who reports to our Executive Vice President of Platform Development, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on recognizing potential cybersecurity threats and implementing our safeguards. Personnel at all levels and departments are made aware of our cybersecurity policies through periodic trainings. We also conduct tabletop exercises for members of various functional areas on data recovery and incident response.

We engage security consultants and other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards and to conduct regular vulnerability assessments for our internal assets.

We manage third-party cybersecurity risk through a risk-based due diligence and oversight program led by our CISO. Before engagement, we assess providers' security controls in proportion to the sensitivity of the data and systems involved. Where risks are elevated, we may require remediation, enhanced monitoring, or independent attestations as a condition of onboarding, and we may decline to engage or restrict access if risks cannot be adequately mitigated.

Our contracts require applicable service providers to maintain reasonable security measures, comply with relevant laws and standards, and promptly notify us of any actual or suspected security incident affecting our systems or data. For higher-risk vendors, we conduct ongoing monitoring, and our CISO oversees remediation of any identified deficiencies.

While we are not aware of any material data security breaches to date, for additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factors under the heading "Risks Related to Privacy, Data Protection and Cybersecurity," which is incorporated herein by reference.

Governance

Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

Our CISO and our steering committee on information security, which includes members of our executive management as well as leaders of business functional areas, together with our Privacy and Data Protection Team, are primarily responsible to assess and manage our material risks from cybersecurity threats. Our CISO has over 20 years of experience leading in the information security field at well-known publicly traded technology companies. He also received a CIO Executive Education Certificate from Stanford University.

Our CISO and our steering committee on information security oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our CISO and our steering committee on information security are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents includes the following: risk assessment and management, policy development and implementation, prevention strategies, detection mechanisms, incident response and mitigation, remediation and recovery, reporting and communication, compliance and legal considerations, efforts at continuous improvement, and training and awareness.

Our CISO and representatives from our steering committee on information security provide quarterly briefings to the audit committee regarding our company's cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. We maintain a comprehensive set of information security metrics to monitor and manage our cybersecurity program. Management provides the Audit Committee with updates on key cybersecurity performance indicators on a quarterly basis. Because many members of our board of directors regularly attend our audit committee meetings, the full board of directors regularly receives updates on cybersecurity.

Item 2. Properties

Our corporate headquarters are in South Jordan, Utah under operating leases that expire in May 2029. We also lease offices elsewhere in Utah, China and Malaysia. All of our offices are leased and we do not own any real property.

We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Item 3. Legal Proceedings

We are not presently a party to any material pending legal proceedings. We are, from time to time, subject to legal proceedings and claims, as well as regulatory disputes, audits, government inquiries and other proceedings, arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect our business, results of operations, financial condition or cash flows.

Litigation may be necessary, among other things, to defend ourselves or our users by determining the scope, enforceability and validity of third-party proprietary rights, to establish our proprietary rights, or to address royalty payments we make. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Our Class A Common Stock

Our Class A common stock has been listed on the Nasdaq Global Select Market under the symbol "CRCT" since March 25, 2021. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock.

Holders of Record

As of February 27, 2026, we had 134 holders of record of our Class A and Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information regarding share repurchases made by Cricut during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
				(in thousands)
October 1, 2025 through October 31, 2025	474,853	$5.31	474,853	$44,401
November 1, 2025 through November 30, 2025	0	$0.00	0	$44,401
December 1, 2025 through December 31, 2025	617,989	$5.03	617,989	$41,293
Total	1,092,842	$5.15	1,092,842	$41,293

(1) On May 2, 2025, the board of directors approved a replenishing of the share repurchase program authorizing the Company to purchase up to an aggregate of $50 million of our outstanding Class A common stock depending on our continuing analysis of market, financial, and other factors. The common stock repurchase program may be suspended or discontinued at any time and does not have a predetermined expiration date.

Dividend Policy

On October 31, 2025, the board of directors approved a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on January 20, 2026 to shareholders of record as of January 6, 2026 and on May 2, 2025, the board of directors approved a special dividend of $0.75 per share and a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on July 21, 2025 to shareholders of record as of July 7, 2025.

On November 1, 2024, the board of directors approved a semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on January 21, 2025 to shareholders of record as of January 7, 2025 and on May 6, 2024, the Company declared a special dividend of $0.40 per share and a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on July 19, 2024 to shareholders of record as of July 2, 2024.

On May 18, 2023, we declared a $1.00 per share special dividend payable on July 17, 2023 to shareholders of record on July 3, 2023, and on December 21, 2022, we declared a $0.35 per share special dividend payable February 15, 2023, for stockholders of record on February 1, 2023.

As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units and performance-based restricted stock units received a dividend equivalent per unit in the form of additional restricted stock units and performance-based restricted stock units subject to the same vesting conditions as the original awards.

However, we have not adopted a dividend policy. Any future determination to pay dividends on our common stock will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our ability to pay cash dividends on our capital stock may also be limited by the terms of our Credit Agreement and the terms of any future debt or preferred securities or future indebtedness.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, or the SEC, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our Class A common stock from March 25, 2021 (the date our Class A common stock commenced trading on the Nasdaq) through December 31, 2025 with (ii) the cumulative total return of the Nasdaq Composite Index and the S&P Mid Cap 400 Index over the same period, assuming the investment of $100 in our Class A common stock and in each index on March 25, 2021 and the reinvestment of dividends. The graph uses the closing market price on March 25, 2021 of $17.80 per share as the initial value of our Class A common stock. The comparisons are based on historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



Unregistered Sales of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in the sections titled "Risk Factors" and "Note Regarding Forward-Looking Statements."

A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K filed on March 5, 2025, which is hereby incorporated by reference herein.

Overview of Our Business and History

At Cricut, our mission is to help people lead creative lives. We have designed and built a creativity platform that enables our engaged and loyal community of nearly 5.9 million Active Users to turn ideas into professional-looking handmade goods. We define "Active User" as a registered user of at least one registered connected machine who has utilized their connected machine to create a project in the last 365 days. With our highly versatile Design Space Platform and our products, including our connected machines and accessories and materials, our users create everything from personalized birthday cards, mugs and T-shirts, to large-scale interior decorations. Our users' journeys typically begin with the purchase of a connected machine. We currently sell a portfolio of connected machines that cut, write, score and create other decorative effects using a wide variety of materials including paper, adhesive vinyl, iron-on vinyl, pens, and more. Our connected machines are designed in a variety of sizes for a wide range of uses and are available at a variety of price points and in a variety of bundles with accessories and materials, or with accessories and materials plus subscription.

Our platform integrates our design apps and connected machines, allowing our users to create and share seamlessly. Our software is cloud-based, meaning that users can access and work on their projects anywhere, at any time, across desktops or mobile devices. We enable our users to be inspired, to create and share projects with the Cricut community and to follow others doing the same. On our platform, users can find inspiration, purchase or upload content like fonts and images, design a project from scratch or find a vast array of ready-to-make projects. Users can leverage the full power of our platform by using our connected machines together with our free design apps, in-app purchases and subscription offerings to design and complete projects. All users can access a select number of free images, fonts and projects from our design apps or upload their own. In addition, we offer a wider selection of images, fonts and projects for purchase à la carte, including licensed content from partners with well-known brands and characters, like major motion picture studios. We also have two subscription offerings:

- Cricut Access: Provides a subscription to images, fonts and projects as well as other member benefits, including exclusive software features and functionality, discounts, and priority Cricut Member Care. Cricut Access is billed monthly for $9.99 per month or annually for $95.88 per year.

- Cricut Access Premium: Includes all of the benefits of Cricut Access as well as additional discounts and preferred shipping and is billed annually for $119.88 per year.

As of December 31, 2025, we had just over 3.09 million Paid Subscribers to Cricut Access and Cricut Access Premium.

We design and develop our software and hardware products, and we work with third-party contract manufacturers to source components and finished goods and with third-party logistics companies to warehouse and distribute our products.

We sell our connected machines and accessories and materials through our brick-and-mortar and online retail partners, as well as through our website at Cricut.com. Our partners include Amazon, Hobby Lobby, HSN, Michaels, Target, Walmart and many others. We also sell our products, including subscriptions to Cricut Access and Cricut Access Premium, on Cricut.com. In 2023, 2024 and 2025, 38%, 35%, and 31% of our revenue was generated through brick-and-mortar sales, respectively. In 2023, 2024 and 2025, 62%, 65%, and 69% of our revenue was generated through online channels, respectively.

For the years ended December 31, 2023, 2024 and 2025, we generated:

- Total revenue of $765.1 million, $712.5 million and $708.8 million, respectively, representing (14)%, (7)% and (1)% year-over-year growth, respectively

- Net income of $53.6 million, $62.8 million and $76.7 million, respectively, representing (12)%, 17% and 22% year-over-year growth, respectively

Our Business Model

Our business model thrives because our products unlock creativity, which then in turn drives the engagement of our users. Our nearly 5.9 million Active Users' journeys typically begin with the purchase of a connected machine and expand across our family of products as users harness the power of our platform. Our business model is characterized by strong engagement and diversified sales across product categories. This engagement has led to rapid growth and strong profitability.

Attracting and Engaging New Users through Connected Machine Sales

Since launching our first connected machine in 2014, we have built a loyal and growing community of users that has reached substantial scale. As of December 31, 2023, 2024 and 2025, we had nearly 5.9 million, 5.9 million and nearly 5.9 million Active Users, respectively, representing 2%, (1)% and 0% year-over-year growth, respectively. See the section titled "Key Business Metrics" for the definition of Active Users. We believe we are in the early stages of our growth and that we have a significant untapped opportunity in the United States and Canada, as well as globally.

We have been able to efficiently acquire new users and drive sales of our products because of the powerful network effects of our community. To date, word-of-mouth referrals, as well as effective use of low-cost marketing channels like social media, have driven our success. In 2025, 35% of new users first heard about Cricut through friends and family. Sales and marketing expenses represented 16%, 20% and 22% of revenue in 2023, 2024 and 2025, respectively.

Once we acquire a user, we often see strong engagement with them over time. We drive engagement through a highly interactive and fulfilling product experience and the strength of our community. We continuously innovate and improve our connected machines, design apps and accessories and materials, giving our users more to create. Once they have purchased connected machines, users inspire one another to create and use more of our digital content, subscriptions and accessories and materials. In turn, we learn from our users' creativity, and may launch new products to help expand their creative horizons. We measure engagement by the number of Active Users and 90-Day Engaged Users interacting with our Platform. See the section titled "Key Business Metrics" for the definitions of Active Users and 90-Day Engaged Users and for information regarding those metrics over the last three years.

The table below shows the number of Active Users and 90-Day Engaged Users for the periods indicated.

	2023				2024				2025			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Active Users (in Thousands)	5,943	5,912	5,929	5,935	5,952	5,918	5,894	5,892	5,926	5,901	5,874	5,871
90-Day Engaged Users (in Thousands)	3,710	3,652	3,641	3,932	3,527	3,541	3,532	3,812	3,372	3,482	3,419	3,695

Growing With Users Over Time

Many of our users choose to pay for our subscription offerings which include a subscription to images, fonts and projects as well as other member benefits, including exclusive software features and functionality, discounts, priority Cricut Member Care, and, in the case of Cricut Access Premium, preferred shipping. By subscribing to our offerings, users have access to a curated and growing design library of over 1.6 million images, thousands of templates, thousands of ready-to-make projects and over a thousand fonts. We believe that the number of Paid Subscribers is an indicator of the depth of our users' engagement. See the section titled "Key Business Metrics" for the definition of Paid Subscribers and for information regarding that metric over the last three years. As of December 31, 2025, we had just over 3.09 million Paid Subscribers, representing 4% year-over-year growth. We aim to increase the number of our users that are Paid Subscribers over time.

We review Platform ARPU as an indicator of the monetization of our Active Users. We define Platform ARPU as Platform revenue in a 12-month period divided by Active Users. Platform ARPU allows us to forecast Platform revenue over time and is an indicator of our ability to expand with users and of user engagement with our subscription offerings. See the section titled "Key Business Metrics" for the definition of Platform ARPU and for information regarding that metric over the last three years.

	2023				2024				2025			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Paid Subscribers (in thousands)	2,715	2,722	2,699	2,770	2,797	2,813	2,838	2,959	2,974	3,010	3,004	3,091
Platform ARPU	$48.51	$50.13	$51.20	$52.07	$52.26	$52.61	$52.86	$53.12	$53.10	$53.84	$54.96	$55.77

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

Attracting New Users and Driving Connected Machine Sales

Our growth depends in part on our ability to drive continued growth in users and connected machine sales. We believe we are in the early stages of growth in our addressable market. We have been successful in attracting new users by delivering positive product experiences and due to the powerful network effects associated with our large and loyal user community. We plan to continue to grow our number of users through word-of-mouth referrals, by investing in sales and marketing initiatives and by broadening our partnerships with new and existing brick-and-mortar and online retail partners and distributors. Our efforts to attract new users outside of the United States and Canada will require us to spend additional resources, particularly in marketing. If we cannot attract new users, our results of operations would be adversely affected.

Engaging and Expanding With our Existing Users

An important part of our success is driven by engagement of our users, as well as our ability to sell additional products to our users after their first connected machine purchase. Our users are engaged when they create with connected machines, design apps and accessories and materials. It is therefore important that users find our products intuitive and easy to use. As users create on their connected machines, they are more likely to purchase subscriptions and accessories and materials. Historically we find that our users continue to be engaged over time. As of December 31, 2025, nearly 5.9 million Active Users created on their connected machines in the last 365 days. This durable relationship is motivated by new software and products that we launch to expand the capabilities of existing connected machines as well as through the inspiration derived from our large and passionate community. If our users engage with their connected machines less over time, the overall growth in our business may slow.

Scaling our Hardware and Software Product Offerings

We have historically enjoyed strong demand for our products, both physical and digital, driving methodical growth. Our growth depends in part on our ability to design and introduce new products and enhance existing products that meet the preferences of our users. We must also carefully manage any changes to our product offerings so that we do not harm our brand or our relationships with our users. To continue to grow, we must employ the right personnel to execute our product roadmap and effectively work with third-party suppliers and manufacturers. If we fail to expand our products or maintain high quality standards in our products, our brand, business and results of operations will be adversely affected.

Managing our Supply Chain

We rely on third-party suppliers, contract manufacturers and third-party logistics partners to produce and distribute our products. Our ability to grow depends largely on the ability of these third-party companies to scale with us, provide high quality services and deliver components and finished products on time and at reasonable costs. We rely on three contract manufacturers to build our connected machines. For a limited number of our products, which collectively constitute a small portion of our revenue, a particular contract manufacturer is the sole source of the finished product. Our concentration of suppliers could lead to supply shortages, long lead times for components and supply changes. Much of our supply chain originates in Malaysia and China. We expect to pursue additional geographic diversification in our supply chain to mitigate tariffs and other supply chain challenges. We must continue to build relationships with strong third-party suppliers, contract manufacturers and third-party logistics companies and continue to diversify our supply chain to improve operational results. We manage our inventory levels to account for the complexity of our supply chain, resulting in a variety of risks.

Driving Innovation

We focus on understanding our users and their needs. We engage with our users through our customer service channels, as well as through regularly conducted surveys, ethnographies and focus groups. Social media serves as an additional conversational channel where we learn from our users. We then seek to methodically translate these insights into elegant solutions that serve the needs of our users, including through new products and enhancements to existing products. In particular, we are continually driving innovation in our software, connected machines, design apps, accessories and materials. While all of these offerings are designed to work seamlessly with each other, they each require significantly different strengths and talents, and so we have built our research and development teams with the unique needs of each offering in mind. Improving our software, expanding the capabilities of our connected machines and subscriptions and releasing new accessories and materials will require continued investment and expenses. As a result, our reported capital expenditures and research and development expenses should be viewed in tandem to understand our investments in innovation.

Balancing Operating Discipline and Investment for Growth

We seek to balance investments for long-term growth with operating discipline and the profitability of our business. We have been net income profitable every year since 2017. See the section titled "Key Business Metrics" for information regarding our net income and net income margin over the last three years. We expect net income margin to fluctuate as a percentage of revenue in the near term and long term. We have a strong focus on the unit economics of each of our products and consistency in how we operate the business. We will continue to prioritize our investments in technology innovation including software and hardware development, content and accessories and materials. In addition, we are investing in sales and marketing and operations as appropriate to support our growth. Our expenses may also increase as we hire additional personnel and continue to attract technical talent. While we expect to continue or increase our investments on these items in the future, we cannot be certain they will result in the growth of our number of users or increase engagement with existing users.

Growing Internationally

Expanding internationally, including by entering new geographic markets and increasing our sales in markets that we have already entered, requires us to invest in sales and marketing, distribution partnerships, infrastructure and personnel. Our international growth will depend on our ability to create brand awareness, attract new users, develop retail and distribution partnerships and sell connected machines, subscriptions and accessories and materials. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including content localization, multilingual customer support, potentially complex delivery logistics and compliance with foreign laws and regulations.

Seasonality

Historically, we have experienced the highest revenue levels in the fourth quarter of the year, coinciding with the holiday shopping season in the United States. For example, in 2023, 2024 and 2025, our fourth quarter represented 30%, 29% and 29% of total revenue for the year, respectively. Our promotional discounting activity is higher in the fourth quarter as well, which negatively impacts gross margin during this period. For example, gross margin in the fourth quarter of 2025 was 47%, compared to gross margin of 55% for all of 2025. Additionally, sales of accessories and materials typically rise and fall with seasonal holiday crafting periods. As we continue to grow internationally, we expect we may experience seasonality in additional markets, which may differ from the seasonality experienced in the United States.

Business Environment

Beginning in 2025, the U.S. government implemented a series of tariffs affecting a broad range of products manufactured outside the United States. Since that time, tariff measures have continued to evolve, including the imposition of additional tariffs, temporary pauses, modifications, and product or country-specific exclusions. The U.S. government has also indicated that it is engaged in, or may engage in, bilateral or multilateral negotiations that could result in further changes to applicable tariff rates, scope, or enforcement. Approximately one-half of Cricut's revenue is derived from platform, which is not subject to these tariffs. In addition, of the physical products manufactured outside the United States, approximately 20% are sold outside the United States, and therefore are not subject to U.S. import tariffs. Notwithstanding these mitigating factors, tariffs may continue to have a significant impact on our cost structure and results of operations due to our global manufacturing footprint across multiple Asian countries. While the majority of our manufacturing currently occurs in Malaysia, we also source products from South Korea, Thailand, China, and other Asian jurisdictions, each of which may be subject to different tariff regimes, changes in trade policy, or future restrictions.

We continue to actively monitor developments in the trade, regulatory, and consumer environment and may adjust our sourcing, pricing, promotional, and operational strategies as appropriate. The combined impact of existing and potential future tariffs, shifts in sourcing strategies, pricing or promotional actions, changes in consumer demand or behavior, and other related factors could materially adversely affect our sales, margins, cash flows, and results of operations in future periods.

Key Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key metrics to evaluate our business, measure our performance, identify trends and make strategic decisions.

	As of December 31,		
	2025	2024	2023
Active Users (in thousands)	5,871	5,892	5,935
90-Day Engaged Users (in thousands)	3,695	3,812	3,932
Paid Subscribers (in thousands)	3,091	2,959	2,770

	Year Ended December 31,		
	2025	2024	2023
Platform ARPU	$55.77	$53.12	$52.07

Active Users

We define Active Users as registered users of at least one registered connected machine who have utilized their connected machine to create a project in the last 365 days. One user may own multiple registered connected machines but is only counted once if that user registers those connected machines by using the same email address. If possession of a connected machine is transferred to a new owner and registered by that new owner, the new owner is added to the total Active Users and the prior owner is removed from the total Active Users if the prior owner does not own any other registered connected machines. Active Users is a key indicator of the health of our business, because changes in the number of Active Users excludes non-users to better represent opportunities for us to drive additional platform and accessories and materials revenue.

90-Day Engaged Users

We define 90-Day Engaged Users as registered users of at least one registered connected machine who have utilized their connected machine to create a project in the last 90 days. One user may own multiple registered connected machines but is only counted once if that user registers those connected machines by using the same email address. If possession of a connected machine is transferred to a new owner and registered by that new owner, the new owner is added to the total 90-Day Engaged Users and the prior owner is removed from the total 90-Day Engaged Users if the prior owner does not own any other registered connected machines. 90-Day Engaged Users excludes non-users to better represent opportunities for us to drive additional platform and accessories and materials revenue.

Paid Subscribers

We define Paid Subscribers as the number of users with a subscription to Cricut Access or Cricut Access Premium, excluding cancelled, unpaid, paused, or free trial subscriptions, as of the end of a period. Paid Subscribers is a key metric to track growth in our Platform revenue and potential leverage in our gross margin.

Platform ARPU

We define Platform ARPU as Platform revenue in a 12-month period divided by Active Users. Platform ARPU allows us to forecast Platform revenue over time and is an indicator of our ability to expand with users and of user engagement with our subscription offerings.

Components of our Results of Operations

We operate and manage our business in two reportable segments: Platform and Products. We identify our reportable segments based on the information used by management to monitor performance and make operating decisions. See Note 16 to our audited consolidated financial statements included elsewhere in this filing for additional information regarding our reportable segments.

Revenue

Platform

We generate Platform revenue primarily from sales of subscriptions to Cricut Access and Cricut Access Premium, digital content, and a minimal amount of revenue allocated to the unspecified future upgrades and enhancements related to the essential software and access to our cloud-based services. For a monthly or annual subscription fee, Cricut Access includes a subscription to images, fonts and projects as well as other member benefits, including exclusive software features and functionality, discounts, and priority Cricut Member Care. For our annual subscription fee, Cricut Access Premium includes all the benefits of Cricut Access as well as additional discounts and preferred shipping. Digital content includes à la carte digital content purchases, including fonts, images, templates, and projects. Platform revenue is recognized on a ratable basis over time, during the subscription term for subscriptions, and at the point in time when control is transferred for à la carte digital content.

Products

We generate Products revenue from sales of connected machines and ancillary products, net of sales discounts, incentives and returns, and includes amounts allocated to the material right for discounts on materials and accessories available only to Paid Subscribers. Our connected machines portfolio consists of machines in four product families: Cricut Maker, which includes Maker, Maker 3 and Maker 4; Cricut Explore, which includes Explore Air 2, Explore 3 and Explore 4; Cricut Joy, which includes Joy and Joy Xtra; and Cricut Venture. Our ancillary products include Cricut EasyPress, Cricut MugPress, hand tools, machine replacement tools and blades, and project materials such as adhesive vinyl and iron-on vinyl. Products revenue is recognized at the point in time when control is transferred, which is either upon shipment or delivery to the customer in accordance with the terms of each customer contract.

Cost of Revenue

Platform

Cost of revenue related to Platform consists primarily of hosting fees, digital content costs, amortization of capitalized software development costs, software maintenance costs, and royalties. We expect our cost of revenue related to Platform as a percentage of revenue to fluctuate in the near term as we expand our content offerings, including localized content for international target markets, and decrease over time as we drive greater scale and efficiency in our business.

Products

Cost of revenue related to Products consists of product costs, including costs of components, cost of contract manufacturers for production, inspecting and packaging, shipping, receiving, handling, warehousing and fulfillment, duties and other applicable importing costs, warranty replacement, excess and obsolete inventory write-downs, tooling and equipment depreciation and royalties. We expect our cost of revenue related to Products as a percentage of revenue to fluctuate in the near term as we continue selling through end of life machines, address global supply chain challenges and continue to invest in the growth of our business and decrease over the long term as we drive greater scale and efficiency in our business.

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs associated with the development of our connected machines, software and accessories and materials, including personnel-related expenses for engineering, product development and quality assurance, as well as prototype costs, service fees incurred by contracting with vendors and allocated overhead. We expect our research and development expenses to increase in the near term as we refine our product roadmaps.

Sales and Marketing

Sales and marketing expenses consist primarily of the advertising and marketing of our products, third-party payment processing fees, personnel-related expenses, including salaries and bonuses, benefits and stock-based compensation expense, as well as customer rebates, professional services, promotional items, and allocated overhead costs. We expect our sales and marketing expenses as a percentage of revenue to fluctuate in the near term.

General and Administrative

General and administrative expenses consist of personnel-related expenses for our finance, legal, human resources and administrative personnel, including salaries and bonuses, benefits and stock-based compensation expense, as well as the costs of professional services, any allocated overhead, information technology, impairment charges of unused equipment, and other administrative expenses. We expect our general and administrative expenses as a percentage of revenue to increase in the near term as we expand our operations, invest in systems enhancements, and incur expenses required of a public company.

Other Income

Other income, net consists primarily of interest income from our investments in marketable securities, offset by interest expense associated with our debt financing arrangements and amortization of debt issuance costs.

Provision for Income Taxes

Provision for income taxes consists of income taxes in the United States and certain state and foreign jurisdictions in which we conduct business. We have not recorded a valuation allowance against our deferred tax assets as we have concluded that it is more likely than not that the deferred tax assets will be realized.

We do not record a U.S. deferred tax liability for the excess of the book basis over the tax basis of our investments in foreign corporations to the extent that the basis difference results from earnings that meet the indefinite reversal criteria. These criteria are met if the foreign subsidiary has been invested, or will invest, the undistributed earnings indefinitely. The decision as to the amount of undistributed earnings that we intend to maintain in non-U.S. subsidiaries considers items including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans, and capital improvement programs. We also evaluate our expected cash requirements in the United States. Other factors that can influence that determination are local restrictions on remittances (for example, in some countries a central bank application and approval are required in order for our local country subsidiary to pay a dividend), economic stability and asset risk. See Note 9 to our audited consolidated financial statements.

The Organization for Economic Co-operation and Development ("OECD") Pillar Two Model Rules ("Pillar Two") for a global 15% minimum tax are in the process of being adopted in a number of jurisdictions in which we operate. Pillar Two is applicable to us beginning January 1, 2024. Of the jurisdictions where Pillar Two has been adopted, the only jurisdictions where the top-up tax is applicable are Switzerland and Singapore and the estimated tax is immaterial.

The One Big Beautiful Bill Act was enacted on July 4, 2025. The Act permits taxpayers to deduct any previously unamortized domestic Section 174 research and experimental ("R&E") expenditures either entirely in the 2025 tax year or ratably over a two-year period. The Company elected to deduct the full amount of its previously unamortized Section 174 R&E expenditures in 2025. On an after-tax basis, this election resulted in an approximate $20 million reduction to deferred tax assets, which primarily accounts for the decrease in capitalized research expenditures.

Results of Operations

The following table is presented in thousands:

	Year Ended December 31,		
	2025	**2024**	**2023**
(in thousands)			
Revenue:			
Platform	$ 327,399	$ 312,976	$ 309,012
Products	381,381	399,562	456,135
Total revenue	708,780	712,538	765,147
Cost of revenue:			
Platform[1]	35,990	37,288	32,804
Products[1]	282,359	322,462	389,050
Total cost of revenue	318,349	359,750	421,854
Gross profit	390,431	352,788	343,293
Operating expenses:			
Research and development[1]	66,522	60,399	65,048
Sales and marketing[1]	159,412	143,294	123,169
General and administrative[1]	68,464	72,985	85,091
Total operating expenses	294,398	276,678	273,308
Income from operations	96,033	76,110	69,985
Other income (expense):			
Interest income	11,389	11,016	7,976
Interest expense	(567)	(326)	(323)
Other income	1,038	2,077	2,145
Total other income, net	11,860	12,767	9,798
Income before provision for income taxes	107,893	88,877	79,783
Provision for income taxes	31,188	26,047	26,147
Net income	$ 76,705	$ 62,830	$ 53,636

(1)   Includes stock-based compensation expense as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
(in thousands)			
Cost of revenue			
Platform	$ 1,052	$ 1,192	$ 926
Products	46	712	1,505
Total cost of revenue	1,098	1,904	2,431
Research and development	12,047	15,620	18,169
Sales and marketing	10,065	12,825	12,740
General and administrative	11,581	14,718	13,986
Total stock-based compensation expense	$ 34,791	$ 45,067	$ 47,326

Comparison of the years ended December 31, 2025 and 2024

Revenue

| | **Years Ended December 31,** | | | | | | |
| | | **Change** | | | | **Change** | | |
	2025	**$**	**%**	**2024**	**$**	**%**	**2023**
(in thousands)							
Revenue:							
Platform	$ 327,399	$ 14,423	5 %	$ 312,976	$ 3,964	1 %	$ 309,012
Products	381,381	(18,181)	(5)%	399,562	(56,573)	(12)%	456,135
Total revenue	$ 708,780	$ (3,758)	(1)%	$ 712,538	$ (52,609)	(7)%	$ 765,147

Platform revenue increased by $14.4 million, or 5%, to $327.4 million for the year ended December 31, 2025 from $313.0 million for the year ended December 31, 2024. The increase was primarily driven by growth of 4% in the number of Paid Subscribers from 3.0 million as of December 31, 2024 to just over 3.09 million as of December 31, 2025.

Products revenue decreased by $18.2 million, or 5%, to $381.4 million for the year ended December 31, 2025 from $399.6 million for the year ended December 31, 2024. The decrease was primarily driven by fewer units of accessories and materials sold and at a lower average selling price.

Cost of Revenue, Gross Profit and Gross Margin

| | **Years Ended December 31,** | | | | | | |
| | | **Change** | | | | **Change** | | |
	2025	**$**	**%**	**2024**	**$**	**%**	**2023**
(dollars in thousands)							
Cost of Revenue:							
Platform	$ 35,990	$ (1,298)	(3)%	$ 37,288	$ 4,484	14 %	$ 32,804
Products	282,359	(40,103)	(12)%	322,462	(66,588)	(17)%	389,050
Total cost revenue	$ 318,349	$ (41,401)	(12)%	$ 359,750	$ (62,104)	(15)%	$ 421,854
Gross Profit:							
Platform	$ 291,409	$ 15,721	6 %	$ 275,688	$ (520)	— %	$ 276,208
Products	99,022	21,922	28 %	77,100	10,015	15 %	67,085
Total gross profit	$ 390,431	$ 37,643	11 %	$ 352,788	$ 9,495	3 %	$ 343,293
Gross Margin							
Platform	89 %			88 %			89 %
Products	26 %			19 %			15 %

Platform cost of revenue decreased by $1.3 million, or 3%, to $36.0 million for the year ended December 31, 2025 from $37.3 million for the year ended December 31, 2024. The decrease was primarily driven by lower amortization of capitalized software development costs.

Gross margin for Platform increased to 89% for the year ended December 31, 2025 from 88% for the year ended December 31, 2024. The increase was primarily driven by decreases in amortization of capitalized software development costs.

Products cost of revenue decreased by $40.1 million, or 12%, to $282.4 million for the year ended December 31, 2025 from $322.5 million for the year ended December 31, 2024. The decrease was primarily driven by a reduction in net inventory impairment charges and lower inventory procurement costs.

Gross margin for Products increased to 26% for the year ended December 31, 2025 from 19% for the year ended December 31, 2024. The increase was primarily driven by a reduction in net inventory impairment charges and lower inventory procurement costs.

Operating Expenses

Research and Development

	Years Ended December 31,						
		Change			Change		
	2025	$	%	2024	$	%	2023
(dollars in thousands)							
Research and development	$ 66,522	$ 6,123	10 %	$60,399	$ (4,649)	(7)%	$ 65,048
As a percentage of total revenue	9 %			8 %			9 %

Research and development expenses increased by $6.1 million, or 10%, to $66.5 million for the year ended December 31, 2025 from $60.4 million for the year ended December 31, 2024. The increase was primarily due to a $4.7 million increase in product development expense and a $1.0 million increase primarily from software development contractors.

Sales and Marketing

	Years Ended December 31,						
		Change			Change		
	2025	$	%	2024	$	%	2023
(dollars in thousands)							
Sales and marketing	$159,412	$ 16,118	11 %	$143,294	$ 20,125	16 %	$123,169
As a percentage of total revenue	22 %			20 %			16%

Sales and marketing expenses increased by $16.1 million, or 11%, to $159.4 million for the year ended December 31, 2025 from $143.3 million for the year ended December 31, 2024. The increase was primarily due to a $16.0 million increase in advertising and other marketing expense.

General and Administrative

	Years Ended December 31,						
		Change			Change		
	2025	$	%	2024	$	%	2023
(dollars in thousands)							
General and administrative	$68,464	$ (4,521)	(6)%	$72,985	$ (12,106)	(14)%	$85,091
As a percentage of total revenue	10 %			10 %			11%

General and administrative expenses decreased by $4.5 million, or 6%, to $68.5 million for the year ended December 31, 2025 from $73.0 million for the year ended December 31, 2024. The decrease was primarily due to a $4.7 million net reversal of bad debt.

Other Income

	Years Ended December 31,						
		Change			Change		
	2025	$	%	2024	$	%	2023
(dollars in thousands)							
Other income, net	$ 11,860	$ (907)	(7)%	$ 12,767	$ 2,969	30 %	$ 9,798

Other income, net decreased by $0.9 million, or 7%, to $11.9 million for the year ended December 31, 2025 from $12.8 million for the year ended December 31, 2024. The change was primarily related to a decrease in interest from marketable securities due to less favorable rates and lower marketable security balances in 2025.

Provision for Income Taxes

	Years Ended December 31,						
		Change			Change		
	2025	$	%	2024	$	%	2023
(dollars in thousands)							
Provision for income taxes	$ 31,188	$ 5,141	20 %	$ 26,047	$ (100)	— %	$ 26,147

Provision for income taxes increased by $5.1 million, or 20%, to $31.2 million for the year ended December 31, 2025 from $26.0 million for the year ended December 31, 2024. This represents an effective tax rate of 28.9% and 29.3% for the years ended December 31, 2025 and 2024, respectively. The decrease in the tax rate is due mainly to a decrease in stock based compensation differences attributable to the decrease in stock price upon vesting versus the stock price at the grant date.

Liquidity and Capital Resources

Our operations during the periods presented have been financed primarily through cash flows from operating activities and the net proceeds from our initial public offering in March of 2021. We believe our balances of cash and cash equivalents, which totaled $256.2 million as of December 31, 2025, along with forecasted cash expected to be generated by ongoing operations and $300.0 million in available borrowings and the option to increase the aggregate amount of our credit facility by up to an additional $150.0 million (see Note 8) will be sufficient to satisfy our cash requirements over the next 12 months and beyond.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new product introductions, market acceptance of our products and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Our material cash requirements include the following contractual and other obligations:

Employee Compensation

Compensation for employees include fixed (salaried and hourly) and variable (commissions, bonuses, etc.) elements as well as the cost of benefits and many fluctuate with sales, financial results, hiring and retention activity and payment of withholding taxes on vested stock-based awards.

Inventory and Supply Chain

We utilize third-party contract manufacturers to source components and finished goods and third-party logistics companies to warehouse and distribute our products. As of December 31, 2025, we had component purchase obligations of $4.9 million, with $2.4 million payable within 12 months in addition to ongoing inventory purchases of finished goods from our contract manufacturers. These manufacturing purchase obligations are primarily noncancellable. Actual inventory purchases will vary based on current and forecasted demand for our products. Payments to third-party logistics companies are largely variable and are primarily driven by inventory levels and receiving and shipping activity levels.

Leases

As of December 31, 2025, we had fixed lease payment obligations of $12.7 million, with $4.1 million payable within 12 months primarily for corporate and other office space. See Note 13 of the notes to our consolidated financial statements for additional information.

Stock Repurchase Program

On May 2, 2025, the board of directors approved a replenishing of the share repurchase program authorizing the Company to purchase up to an aggregate of $50 million of its outstanding Class A common stock depending on the Company's continuing analysis of market, financial, and other factors. The share repurchase program may be suspended or discontinued at any time and does not have a predetermined expiration date.

During the twelve months ended December 31, 2025, we repurchased and retired 4,577,893 shares of our Class A common stock for $24.6 million under this program.

Dividends

On October 31, 2025, the Company declared a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on January 20, 2026 to shareholders of record as of January 6, 2026. As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") received a dividend equivalent of $0.10 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $24.3 million was to be satisfied in cash of $21.1 million payable to holders of Class A and Class B common stock with the remaining $3.2 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On May 2, 2025, the Company declared a special dividend of $0.75 per share and a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on July 21, 2025 to shareholders of record as of July 7, 2025. As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") received a dividend equivalent of $0.85 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $204.8 million was to be satisfied in cash of $180.6 million payable to holders of Class A and Class B common stock with the remaining $24.2 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On November 1, 2024, the board of directors declared a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on January 21, 2025 to shareholders of record as of January 7, 2025. As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") received a dividend equivalent of $0.10 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $24.2 million was to be satisfied in cash of $21.3 million payable to holders of Class A and Class B common stock with the remaining $2.9 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On May 6, 2024, the Company declared a special dividend of $0.40 per share and a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on July 19, 2024 to shareholders of record as of July 2, 2024. As part of the dividends, and pursuant to the underlying award agreements, holders of RSUs and PRSUs received a dividend equivalent of $0.50 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $121.7 million was to be satisfied in cash of $108.2 million payable to holders of Class A and Class B common stock with the remaining $13.5 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On May 18, 2023, the Company declared a special dividend of $1.00 per share on its Class A and Class B common stock, payable on July 17, 2023 to shareholders of record as of July 3, 2023. As part of the dividend, and pursuant to the underlying award agreements, holders of RSUs and PRSUs received dividend equivalents of $1.00 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $234.6 million was to be satisfied in cash of $219.8 million payable to holders of Class A and Class B common stock with the remaining $14.8 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

During the twelve months ended December 31, 2025, an aggregate of $202.1 million was paid in cash, and $26.3 million was satisfied in the form of dividend equivalents to RSU or PRSU holders.

However, we have not adopted a dividend policy. Any future determination to pay dividends on our common stock will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our ability to pay cash dividends on our capital stock may also be limited by the terms of our Credit Agreement and the terms of any future debt or preferred securities or future indebtedness.

Cash Flows

	Year Ended December 31,		
(in thousands)	**2025**	**2024**	**2023**
Net cash flows provided by (used in) operating activities	$ 200,230	$ 264,968	$ 288,097
Net cash flows used in investing activities	60,657	(18,328)	(48,778)
Net cash flows (used in) provided by financing activities	(237,445)	(156,435)	(322,185)

Operating Activities

The change in net cash flows from operating activities for the year ended December 31, 2025 compared to year ended December 31, 2024 is due to a net decrease in operating assets and liabilities of $57.3 million in 2025 compared to $130.0 million in 2024, due primarily to a reduction in inventory due to lower inventory purchases in 2025. In addition, there were non-cash adjustments of $66.3 million in 2025 compared to $72.1 million in 2024, due primarily to a decrease in the provision for inventory obsolescence in 2025 and a decrease in stock-based compensation in 2025, offset by an increase in deferred income tax in 2025.

Investing Activities

The change in net cash flows from investing activities for the year ended December 31, 2025 compared to year ended December 31, 2024 was primarily due to proceeds from maturities of marketable securities in 2025 not used to purchase new securities.

Financing Activities

The change in net cash flows from financing activities for the year ended December 31, 2025 compared to year ended December 31, 2024 was primarily due to dividend payments of $202.1 million in 2025 compared to $110.0 million paid in 2024.

Critical Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those described in Note 2 of the notes to our consolidated financial statements in the section titled "—Summary of Significant Accounting Policies" in Item 8 of this Annual Report on Form 10-K.

During the past three fiscal years, we have not made any material changes to the accounting methodologies used to assess the areas discussed below, unless noted otherwise. We believe that our significant accounting estimates involve a higher degree of judgment and/or complexity for the reasons discussed below.

Customer rebates

We recognize revenue at the net sales price, which includes certain estimates for variable consideration related to customer rebates with our key brick-and-mortar and online retail partners. These promotional programs are designed to enhance the sale of our products and consist of incentives to our customers. The promotional programs include advertising allowances, volume and growth incentives, business development, product damage allowances and point-of-sale support. Customer rebates are considered to be variable consideration, which we estimate using the expected value method or most likely amount, based upon the nature of the incentive. Sales are reduced by the cost of these promotional and rebate programs and we record a related customer rebate liability in our consolidated balance sheets at the date of the transaction. Certain customer rebate programs are estimates at period end due to the nature of the incentives or expected and yet-to-be announced incentive programs that apply to current period revenue transactions. These estimates are based on our incentive program experience, historical and projected sales data and current contractual terms. The remaining portion of this liability is based on contractual amounts and does not require estimation.

In limited cases where the customer rebate is specifically for co-operative marketing or advertising campaigns, we classify these expenditures as selling and marketing expenses only if they meet the criteria of being a distinct good or service, are distinct within the context of the contract and the fair value is readily estimable. While management believes estimated amounts are reasonable, actual results may vary from our estimates due to uncertainty regarding forecasted volume, product damage claims, or qualifying activities by our customers.

Inventories

Inventories consist of finished goods and raw materials, which we purchase from contract manufacturers. We value our inventory at the lower of average cost or net realizable value. When our expectations indicate that average cost of inventory may exceed its net realizable value, we write down our inventory to establish a new cost basis. We also periodically assess the value of our on-hand inventory for potential excess and/or obsolete inventory and when necessary, will write down the value to account for estimated excess and/or obsolete inventory. We determine excess or obsolete inventory based on market conditions, age of inventory, an estimate of the future demand for our products within a specified time horizon, generally the greater of 24 months or remaining life of the product, and product life cycle status. Inventory write-downs are recorded as a component of cost of revenue in our consolidated statements of operations and comprehensive income. If actual demand is lower than our estimated demand, we could be required to write down the value of additional inventory, which would have a negative effect on our gross profit.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

We were primarily exposed to changes in interest rates with respect to our cost of borrowing under our Credit Agreement. We monitor our cost of borrowing, taking into account our funding requirements and our expectations for interest rates in the future. To date, we have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar and the functional currency of each of our subsidiaries is either its local currency or the U.S. dollar depending on the circumstances. For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenue and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other results of operations as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders' equity. As the impact of foreign currency exchange rates was not material to results of operations during 2023, 2024 and 2025, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Cricut, Inc.
South Jordan, Utah

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cricut, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 3, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory – Valuation

As described in Notes 2 and 5 to the consolidated financial statements, the Company's inventories consist of finished goods and raw materials. Inventories are valued at the lower of average cost or net realizable value, inclusive of adjustments for excess and obsolescence. At December 31, 2025, the Company had inventories of $113.5 million, net of $29.3 million in reserves, including reserves for excess and obsolescence.

We identified the auditing of certain inputs to the reserves for excess and obsolescence, which include SKU quantities and first sold date, historical sales and usage data, as well as assumptions over product life and customer demand as a critical audit matter. Auditing these inputs and assumptions involved especially challenging auditor judgment due to the nature and extent of audit effort required to address this matter.

The primary procedures we performed to address this critical audit matter included:
- Testing the completeness and accuracy of underlying data inputs utilized in the reserves.
- Evaluating the reasonableness of management's assumptions through obtaining supporting documentation, performing inquiries, and assessing customer demand using historical results.
- Testing the mathematical accuracy of the reserves.
- Evaluating the reasonableness of the assumptions used in calculating the reserves by performing a retrospective comparison of prior estimates over product life and customer demand to actuals.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2012.

Salt Lake City, Utah
March 3, 2026

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Cricut, Inc.
South Jordan, Utah

Opinion on Internal Control over Financial Reporting

We have audited Cricut, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 3, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Salt Lake City, Utah
March 3, 2026

Cricut, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	As of December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 256,216	$ 232,140
Marketable securities	19,434	104,774
Accounts receivable, net	92,011	101,980
Inventories	102,664	115,255
Prepaid expenses and other current assets	29,266	26,065
Total current assets	499,591	580,214
Property and equipment, net	40,260	37,546
Operating lease right-of-use assets	10,880	13,958
Deferred tax assets	13,210	39,186
Other assets	16,865	22,131
Total assets	$ 580,806	$ 693,035
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 71,553	$ 53,373
Accrued expenses and other current liabilities	71,146	76,274
Deferred revenue, current portion	50,409	45,427
Operating lease liabilities, current portion	3,606	3,899
Dividends payable, current portion	24,361	24,401
Total current liabilities	221,075	203,374
Operating lease liabilities, net of current portion	8,018	11,310
Deferred revenue, net of current portion	2,872	2,826
Other non-current liabilities	5,280	8,764
Total liabilities	237,245	226,274
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, par value $0.001 per share, 100,000,000 shares authorized, and no shares issued and outstanding as of December 31, 2025 and December 31, 2024.	—	—
Common stock, par value $0.001 per share, 1,250,000,000 shares authorized as of December 31, 2025, 211,336,284 and 213,295,922 shares issued and outstanding as of December 31, 2025 and 2024, respectively.	211	213
Additional paid-in capital	339,224	466,554
Retained earnings	3,960	—
Accumulated other comprehensive income (loss)	166	(6)
Total stockholders' equity	343,561	466,761
Total liabilities and stockholders' equity	$ 580,806	$ 693,035

See accompanying notes to these consolidated financial statements.

Cricut, Inc.
Consolidated Statements of Operations and Comprehensive Income
(in thousands, except share and per share amounts)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue:						
Platform	$	327,399	$	312,976	$	309,012
Products		381,381		399,562		456,135
Total revenue		708,780		712,538		765,147
Cost of revenue:						
Platform		35,990		37,288		32,804
Products		282,359		322,462		389,050
Total cost of revenue		318,349		359,750		421,854
Gross profit		390,431		352,788		343,293
Operating expenses:						
Research and development		66,522		60,399		65,048
Sales and marketing		159,412		143,294		123,169
General and administrative		68,464		72,985		85,091
Total operating expenses		294,398		276,678		273,308
Income from operations		96,033		76,110		69,985
Other income (expense):						
Interest income		11,389		11,016		7,976
Interest expense		(567)		(326)		(323)
Other income		1,038		2,077		2,145
Total other income, net		11,860		12,767		9,798
Income before provision for income taxes		107,893		88,877		79,783
Provision for income taxes		31,188		26,047		26,147
Net income	$	76,705	$	62,830	$	53,636
Other comprehensive income (loss):						
Change in net unrealized gains (losses) on marketable securities, net of tax		(251)		(136)		711
Change in foreign currency translation adjustment, net of tax		423		(147)		41
Comprehensive income	$	76,877	$	62,547	$	54,388
Earnings per share, basic	$	0.36	$	0.29	$	0.25
Earnings per share, diluted	$	0.35	$	0.29	$	0.24
Weighted-average common shares outstanding, basic		215,183,706		215,105,815		216,892,525
Weighted-average common shares outstanding, diluted		217,309,035		215,645,506		219,722,063

See accompanying notes to these consolidated financial statements.

Cricut, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2022	219,656,587	$ 220	$ 672,990	$ —	$ (475)	$ 672,735
Net Income	—	—	—	53,636	—	53,636
Issuance of common stock upon vesting or exercise of stock-based awards, net of withholding tax	1,125,568	1	(6,853)	—	—	(6,852)
Forfeiture of unvested common stock and dividend equivalents	(317,549)	—	403	—	—	403
Repurchases of common stock	(2,548,893)	(3)	(20,329)	—	—	(20,332)
Dividends declared and dividend equivalents issued	—	—	(190,333)	(25,122)	—	(215,455)
Stock-based compensation	—	—	49,986	—	—	49,986
Other comprehensive income	—	—	—	—	752	752
Balance as of December 31, 2023	217,915,713	$ 218	$ 505,864	$ 28,514	$ 277	$ 534,873
Net income	—	—	—	62,830	—	62,830
Issuance of common stock upon vesting or exercise of stock-based awards, net of withholding tax	1,720,088	2	(7,982)	—	—	(7,980)
Forfeiture of unvested common stock and dividend equivalents	(92,704)	—	132	—	—	132
Repurchases of common stock	(6,247,175)	(7)	(38,486)	—	—	(38,493)
Dividends declared and dividend equivalents issued	—	—	(40,834)	(91,344)	—	(132,178)
Stock-based compensation	—	—	47,860	—	—	47,860
Other comprehensive loss	—	—	—	—	(283)	(283)
Balance as of December 31, 2024	213,295,922	$ 213	$ 466,554	$ —	$ (6)	$ 466,761
Net income	—	—	—	76,705	—	$ 76,705
Issuance of common stock upon vesting or exercise of stock-based awards, net of withholding tax	2,618,255	2	(10,396)	—	—	$ (10,394)
Repurchases of common stock	(4,577,893)	(4)	(24,744)	—	—	$ (24,748)
Dividends declared and dividend equivalents issued	—	—	(129,304)	(72,745)	—	$ (202,049)
Stock-based compensation	—	—	37,114	—	—	$ 37,114
Other comprehensive income	—	—	—	—	172	$ 172
Balance as of December 31, 2025	211,336,284	$ 211	$ 339,224	$ 3,960	$ 166	$ 343,561

See accompanying notes to these consolidated financial statements.

Cricut, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 76,705	$ 62,830	$ 53,636
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Depreciation and amortization (including amortization of debt issuance costs)	24,439	29,006	30,039
Bad debt expense/(recoveries, net)	(1,695)	3,285	1,720
Impairments	642	486	9,953
Stock-based compensation	34,791	45,067	47,326
Deferred income tax	26,117	(4,378)	(11,238)
Non-cash lease expense	3,460	4,811	4,987
Provision for inventory obsolescence, net	(19,706)	(5,401)	26,330
Unrealized foreign currency (gain) / loss	(1,077)	1,047	88
Other	(714)	(1,816)	(2,143)
Changes in operating assets and liabilities:			
Accounts receivable	12,618	4,888	23,500
Inventories	41,161	149,965	78,376
Prepaid expenses and other current assets	(2,429)	(7,221)	4,204
Other assets	(3,223)	(1,119)	869
Accounts payable	16,854	(23,120)	13,535
Accrued expenses, other current liabilities and other non-current liabilities	(8,774)	6,985	7,761
Operating lease liabilities	(3,968)	(5,365)	(5,423)
Deferred revenue	5,029	5,018	4,577
Net cash and cash equivalents provided by operating activities	200,230	264,968	288,097
Cash flows from investing activities:			
Purchase of marketable securities	—	(110,521)	(63,451)
Proceeds from maturities of marketable securities	85,074	110,527	38,390
Purchases of property and equipment, including capitalized software development costs	(24,417)	(18,334)	(23,717)
Net cash and cash equivalents provided by (used in) investing activities	60,657	(18,328)	(48,778)
Cash flows from financing activities:			
Repurchases of common stock	(24,748)	(38,493)	(20,332)
Proceeds from exercise of stock options	—	—	383
Employee tax withholding payments on stock-based awards	(10,594)	(7,970)	(8,106)
Cash dividend	(202,103)	(109,972)	(294,130)
Net cash and cash equivalents used in financing activities	(237,445)	(156,435)	(322,185)
Effect of exchange rate on changes on cash and cash equivalents	634	(252)	110
Net increase (decrease) in cash and cash equivalents	24,076	89,953	(82,756)
Cash and cash equivalents at beginning of period	232,140	142,187	224,943
Cash and cash equivalents at end of period	$ 256,216	$ 232,140	$ 142,187
Supplemental disclosures of cash flow information:			
Cash paid during the period for income taxes	$ 15,349	$ 43,596	$ 24,072

See accompanying notes to these consolidated financial statements.

Cricut, Inc.
Consolidated Statements of Cash Flows (continued)
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Supplemental disclosures of non-cash investing and financing activities:			
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 371	$ 6,417	$ 280
Property and equipment included in accounts payable, accrued expenses and other current liabilities	$ 3,460	$ 2,050	$ 2,824
Tax withholdings on stock-based awards included in accrued expenses and other current liabilities	$ 652	$ 463	$ 451
Stock-based compensation capitalized for software development costs	$ 1,634	$ 1,509	$ 1,960
Dividends declared but unpaid	$ 24,361	$ 24,413	$ 2,342

See accompanying notes to these consolidated financial statements.

1.   Description of Business and Basis of Presentation

Nature of Business

Cricut, Inc. ("Cricut" or the "Company") is a designer and marketer of a creativity platform that enables users to turn ideas into professional-looking handmade goods. Using the Company's platform, versatile connected machines, and accessories and materials, users create everything from personalized birthday cards, mugs and T-shirts to large-scale interior decorations. The Company's subscription services, connected machines and related accessories and materials are primarily marketed under the Cricut brand in the United States, as well as Europe and other countries around the world. Headquartered in South Jordan, Utah, the Company is an innovator in its industry, focused on bringing innovative technology (automation and consumerization of industrial tools) to the craft, DIY and home décor categories. The Company's consolidated financial statements include the operations of its wholly owned subsidiaries, which are located throughout Europe and in the Asia-Pacific region.

The Company designs, markets and distributes the Cricut family of products, including the platform, connected machines, and accessories and materials. In addition, Cricut sells a broad line of images, fonts and projects for purchase à la carte.

The Company organizes its business into the following two reportable segments: Platform and Products. See Note 16 for further discussion of the Company's segment reporting structure.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC").

The consolidated financial statements include the accounts of Cricut, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

2.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. For revenue recognition, examples of estimates and judgments include: determining the nature and timing of satisfaction of performance obligations, determining the standalone selling price ("SSP") of performance obligations, estimating variable consideration such as customer rebates and product returns. Other estimates include the warranty reserve, allowance for credit losses, inventory reserve, long-lived assets valuation, legal contingencies, stock-based compensation, income taxes, deferred tax assets valuation and developed software, among others. These estimates and assumptions are based on the Company's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including any effects of the economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates.

Foreign Currency Transactions

The Company translates assets and liabilities of foreign subsidiaries from functional currencies into United States dollars ("USD") at exchange rates in effect at the balance sheet dates, and related revenues and expenses are translated into USD at average exchange rates in effect during each period. Net foreign currency gains and losses resulting from the translation of assets and liabilities of foreign operations into USD are reported as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Realized and unrealized foreign currency transaction gains and losses included in net income are recorded primarily within general and administrative expenses. Foreign currency transaction gains/(losses) totaled $0.1 million, $(2.7) million, and $(1.3) million for the years ended December 31, 2025, 2024, and 2023, respectively.

Comprehensive Income

Comprehensive income consists of two components: net income and other comprehensive income (loss). Other comprehensive income (loss) refers to net gains and losses that are recorded as an element of stockholders' equity but are excluded from net income. The Company's other comprehensive income (loss) consists of unrealized gains and losses on marketable securities as well as foreign currency translation adjustments from those subsidiaries not using USD as their functional currency.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include money market funds and are stated at fair value. The Company also classifies amounts in transit from payment processors for credit card and debit card transactions as cash equivalents.

Marketable Securities

The Company designates investments in debt securities as available-for-sale. Available-for-sale debt securities with original maturities of three months or less from the date of purchase are classified within cash and cash equivalents. Available-for-sale debt securities with original maturities longer than three months are available to fund current operations and are classified as marketable securities, within current assets on the consolidated balance sheets. Available-for-sale debt securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of stockholders' equity, net of tax. Realized gains and losses on the sale of marketable securities are determined using the average cost method on a first-in, first-out basis and recorded in total other income (expense), net in the consolidated statements of operations and comprehensive income.

The available-for-sale debt securities are subject to a periodic impairment review. For investments in an unrealized loss position, the Company writes down the amortized cost basis of the investment if it is more likely than not that the Company will be required or will intend to sell the investment before recovery of its amortized cost basis. For investments not likely to be sold before recovery of the amortized cost basis, the Company determines whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. The Company recognizes an allowance for credit losses up to the amount of the unrealized loss when appropriate. Allowances for credit losses and write-downs are recognized in total other income (expense), net, and unrealized losses not related to credit losses are recognized in accumulated other comprehensive income (loss). There are no allowances for credit losses recorded for the periods presented. As of December 31, 2025 and 2024, the Company's available-for-sale debt securities were in an unrealized gain position.

Accounts Receivable

Accounts receivable are recorded at original invoice amounts less estimates for credit losses. Management determines the allowance for credit losses by specifically identifying troubled accounts and by using historical write off experience, adjusted for current market conditions and reasonable supportable forecasts of future economic conditions, applied to an aging of all other accounts receivable. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. As of January 1, 2024, the Company had an accounts receivable balance of $111.2 million. Accounts receivable consist of the following:

	December 31,		
	2025		**2024**
(in thousands)			
Trade accounts receivable	$ 82,125	$	90,665
Credit card and other receivables	11,614		13,932
Less: allowance for credit losses	(1,728)		(2,617)
Total accounts receivable, net	$ 92,011	$	101,980

The following table summarizes changes in the allowance for credit losses:

(in thousands)	December 31, 2025	December 31, 2024
Beginning balance	$ (2,617)	$ (1,950)
Reversal of (provision for) expected losses	1,695	(3,285)
Write-offs	1,581	2,618
Recoveries	(2,387)	—
Ending balance	$ (1,728)	$ (2,617)

Concentration of Credit Risk

The Company maintains cash and cash equivalents in deposit accounts at financial institutions that, at times, may significantly exceed federally insured limits. Historically, the Company has not experienced any losses related to such accounts. The Company's non-interest bearing cash balances at December 31, 2025 and 2024 were fully insured up to $250,000 per depositor at each financial institution. Balances held at the institutions may significantly exceed federally insured limits.

Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers, generally does not require collateral and considers the credit risk profile of the customer from which the receivable is due in further evaluating collection risk. The Company maintains allowances for possible losses which, when realized, have been within the range of management's expectations. If one or more of the Company's significant customers were to become insolvent or were otherwise unable to pay for product purchased, it would have a material adverse effect on the Company's financial condition and results of consolidated operations.

Customers that accounted for 10% or greater of accounts receivable, net as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Customer A	23 %	25 %
Customer B	15 %	16 %
Customer C	15 %	12 %

As of December 31, 2025, 2024 and 2023, no customers accounted for more than 10% of revenue.

Supplier Concentration

The Company relies on third parties for the supply and manufacture of its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all. Substantially all of the Company's products are manufactured by outsourcing partners that are located primarily in Asia.

We rely on single source, or a small number of suppliers. For the years ended December 31, 2025, 2024, and 2023, the Company's top two vendors accounted for approximately 66%, 69%, and 59% of total finished goods purchases, respectively.

Inventories

Inventories (current and non-current), which consist of finished goods and raw materials, are valued at the lower of average cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Assessments to value the inventory at the lower of the average cost to purchase the inventory, or the net realizable value of the inventory, are based upon assumptions about future demand, physical deterioration, changes in price levels and market conditions. Inventories include indirect acquisition and production costs that are incurred to bring the inventories to their present condition and location. Inventories are recorded net of reserves for obsolescence. Once established, the original cost of the inventory less the related inventory reserve represents the new cost basis of such products.

We also periodically assess the value of our on-hand inventory for potential excess and/or obsolete inventory and when necessary, will write down the value to account for estimated excess and/or obsolete inventory. When our expectations indicate that average cost of inventory may exceed its net realizable value, we write down our inventory to establish a new cost basis. We also periodically assess the value of our on-hand inventory for potential excess and/or obsolete inventory and when necessary, will write down the value to account for estimated excess and/or obsolete inventory. The write-down is recorded as a net charge to cost of revenue in our consolidated statements of operations and comprehensive income.

As needed, we complete strategic and market beneficial purchases of critical raw materials that are used in our core production process (such as microchips) in quantities that exceed anticipated consumption within our normal operating cycle, which is 12 months. We classify such raw materials that we do not expect to consume within our normal operating cycle as non-current within other assets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. Manufacturing tools include tools and molds used in the production process. Expenditures for tools and molds are capitalized and depreciated over the estimated useful lives of the assets. We capitalize certain software development costs in the application development stage and upon the establishment of technological feasibility for a product. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations and comprehensive income. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets.

The Company uses the following estimated useful lives:

Computer software, software development costs and equipment	3-5 years
Furniture and fixtures	5-7 years
Manufacturing tools and equipment	3-5 years
Leasehold improvements	Shorter of lease term or remaining life of the asset

Cloud Computing Arrangement Implementation Costs

The Company incurs costs to implement cloud computing arrangements that are hosted by third-party vendors. Implementation costs incurred during the application development stage are capitalized until the software is ready for its intended use. The costs are then amortized on a straight-line basis over the term of the associated hosting arrangement and are recognized primarily as general and administrative expense within the consolidated statements of operations and comprehensive income. To date, these costs primarily relate to new website hosting services. During the years ended December 31, 2025, 2024, and 2023, the Company recorded amortization expense of $0.3 million, $0.4 million, and $1.0 million respectively, for these implementation costs. Gross capitalized costs were $4.6 million and $3.7 million as of December 31, 2025 and 2024, respectively, with accumulated amortization of $2.5 million and $2.2 million, respectively. Capitalized costs are reported as a component of other assets on the Company's consolidated balance sheets.

Leases

The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its credit risk, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The Company evaluates renewal options at lease inception and on an ongoing basis, and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses and cost of revenue over the reasonably assured lease term.

The Company has elected to not separate lease and non-lease components for leases of office space and, as a result, accounts for any lease and non-lease components for office space as a single lease component, to the extent they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease payments. The Company's office leases typically include non-lease components such as common-area maintenance costs. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less.

Legal Contingencies

Liabilities for legal contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or states that such an estimate cannot be made. See Note 12.

Debt Issuance Costs

Costs incurred and paid to the lender or third parties for the revolver credit facility are recorded as other assets and amortized over the term of the revolver using the straight-line method.

Impairment of Long-lived Assets

The Company assesses potential impairments to its long-lived assets, including intangible assets subject to amortization, on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company regularly evaluates whether events or circumstances have occurred that indicate possible impairment and relies on a number of factors, including results of operations, business plans, economic projections and anticipated future cash flows. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to the consolidated statement of operations. During the years ended December 31, 2025, 2024 and 2023, the Company recorded impairment charges of $0.6 million and $0.5 million, and $10.0 million, respectively, primarily related to computer software and software development costs, and manufacturing tools and equipment from products that the Company no longer plans to commercialize. These impairment charges were recorded primarily within general and administrative expense in the consolidated statements of operations and comprehensive income.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable. At December 31, 2025, and 2024, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair values because of the short-term nature of these instruments.

Fair Value Measurement

The Company measures at fair value certain of its financial and non-financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. Fair value is affected by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability and the state of the marketplace including the existence and transparency of transactions between market participants. The Company estimates fair value for the assets and liabilities measured and reported at fair value on a recurring or non-recurring basis by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement.

- Level I – Quoted prices are available in active markets for identical assets and liabilities as of the reporting date.

- Level II – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable, such as interest rate and yield curves and market-corroborated inputs). Pricing inputs are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level III – Pricing inputs are unobservable for the assets and liabilities and includes situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company's non-financial assets and liabilities, which include intangible assets and property and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur such that a non-financial instrument is required to be evaluated for impairment, based upon a comparison of the non-financial instrument's fair value to its carrying value, an impairment is recorded to reduce the carrying value to the fair value, if the carrying value exceeds the fair value. The inputs for fair value calculations of intangible assets and property and equipment, are based on Level 3 inputs as data used for such fair value calculations would be based on discounted cash flows that are not observable from the market, directly or indirectly. The key variables that drive the discounted cash flow analysis are estimated revenue growth rates, levels of profitability, the terminal value growth rate assumptions and the weighted average cost of capital rate applied, among others.

Money market funds are highly liquid investments and are actively traded. The pricing information for these assets is readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. Marketable securities which include U.S. Treasury securities are valued using observable inputs from similar assets, or from observable data in markets that are not active; these assets are classified as Level 2 of the fair value hierarchy. There were no liabilities measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024.

Earnings Per Share

Earnings per share is computed using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights and sharing of losses, of the Class A common stock and Class B common stock are identical, other than voting rights. As the liquidation and dividend rights and sharing of profits are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net income per share will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

Basic earnings per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted earnings per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Stock-based awards subject to conditions other than service conditions are considered contingently issuable shares and are included in basic EPS based on the number of awards that would be issuable if the reporting date were the end of the contingency period.

Revenue Recognition

The Company derives the majority of its revenue from the sale of connected machines, digital content subscriptions and accessories and materials. The Company markets and sells its products to customers, which include brick-and-mortar and online retail partners as well as users that purchase from the Company's website at cricut.com, Design Space, and third-party supported applications.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recorded at the net sales price, which includes estimates of variable consideration such as product returns, volume rebates and customer rebates or discounts. The estimates of variable consideration are based on historical return experience, historical and projected sales data and current contract terms.

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue. The Company accounts for shipping and handling activities performed after a customer obtains control of the goods as activities to fulfill the promise to transfer the good. All incremental costs of obtaining a contract with a customer are expensed as incurred if the expected amortization period of the asset that would have been recognized is one year or less. The Company does not have any material contract cost assets.

The following describes the nature of the Company's primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions with its customers.

Platform

We generate Platform revenue primarily from sales of subscriptions to Cricut Access and Cricut Access Premium, digital content, and a minimal amount of revenue allocated to the unspecified future upgrades and enhancements related to the essential software and access to our cloud-based services. For a monthly or annual subscription fee, Cricut Access includes a subscription to images, fonts and projects as well as other member benefits, including exclusive software features and functionality, discounts, and priority Cricut Member Care. For our annual subscription fee, Cricut Access Premium includes all the benefits of Cricut Access as well as additional discounts and preferred shipping. Digital content includes à la carte digital content purchases, including fonts, images and projects. Platform revenue is recognized on a ratable basis over time, during the subscription term for subscriptions, and at the point in time when control is transferred for à la carte digital content.

The paid subscription services are offered on a month-to-month or annual basis. Payments for subscription services are due month-to-month or annually in advance. Cricut Access and Cricut Access Premium are generally sold in standalone contracts and reallocations are not required other than allocations to customer options that were determined to be material rights related to incremental discounts on purchases of physical products that Paid Subscribers receive. The transaction price is allocated between the subscription and material right based on the relative standalone selling prices of the subscription and material right. Revenue related to the material right is recognized as accessories and materials revenue upon redemption or expiration of the material right. Revenue related to subscriptions is recognized ratably over the length of the subscription using a time-based output measure as the customer consumes the benefit of the service each day.

Products

We generate Products revenue from sales of connected machines and ancillary products, net of sales discounts, incentives and returns, and includes amounts allocated to the material right for discounts on materials and accessories available only to Paid Subscribers. Our connected machines portfolio consists of machines in four product families: Cricut Maker, which includes Maker, Maker 3 and Maker 4; Cricut Explore, which includes Explore Air 2, Explore 3 and Explore 4; Cricut Joy, which includes Joy and Joy Xtra; and Cricut Venture. Our ancillary products include Cricut EasyPress, Cricut MugPress, hand tools, machine replacement tools and blades, and project materials such as adhesive vinyl and iron-on vinyl. Payment by traditional brick-and-mortar retail partners, including their online channels, is due under customary fixed payment terms. Payment for sale of products online through the online channel at Cricut.com is collected at point of sale in advance of shipping the products. The Company's contracts with customers for a connected machine contain multiple promises that include hardware, software, unspecified future upgrades and enhancements related to the software and access to the Company's cloud-based services. Determining whether the hardware, software, unspecified future upgrades, enhancements and cloud-based services are considered distinct performance obligations requires significant judgment. The Company's software used to design, cut and complete projects can be accessed offline or with the cloud-based services at no charge. When accessed with the cloud-based services, users are also able to sync projects across various devices. The connected machines are not able to function without the software, inclusive of firmware and the downloadable software. Together the hardware and software are inputs into providing the essential functionality of the connected machines and are accounted for as a single performance obligation. Product revenue is recognized for the single performance obligation of hardware with essential software at a point-in-time when control is transferred, which is either upon shipment or delivery of goods, in accordance with the terms of each contract with the customer.

The promise to provide the customer with unspecified future upgrades and enhancements related to the essential software and the promise to provide access to the Company's cloud-based services are both distinct performance obligations that provide incremental benefits to the connected machines and are recognized using a time-based output measure over the service period as the customer consumes the benefit of the service each day. The Company estimates the service period since it is not contractually stated. In developing the estimated period of providing future services, the Company considers past history, plans to continue to provide services, expected technological developments, obsolescence, competition and other factors. The estimated service period may change in the future in response to competition, technology developments and the Company's business strategy.

Judgment is required to determine the SSP for each distinct performance obligation related to sales of connected machines and the allocation of the transaction price to each of those performance obligations. The Company estimates SSP for performance obligations that are not sold separately, which include the connected machines and related software, unspecified future upgrades and enhancements and cloud-based services using information that may include the range of prices for the bundle of products and services and the cost of providing the products or services plus a reasonable margin. In developing SSP estimates, the Company also considers the nature of the products and services and the expected level of future services. SSP of the hardware and essential software reflects the Company's best estimate of the selling price if it was sold regularly on a standalone basis and comprises the majority of the contract value.

Accessories and materials generally consist of a single performance obligation and reallocations are not required. Revenue from accessories and materials is recognized at a point-in-time when control is transferred, either upon shipment or delivery of goods, in accordance with the terms of each contract with the customer. Payment by traditional brick-and-mortar retail partners, including their online channels, is due under customary fixed payment terms. Payment for sale of accessories and materials through the online channel at Cricut.com is collected at point of sale in advance of shipping the products.

Cost of Revenue

Platform

Cost of revenue related to Platform consists primarily of hosting fees, digital content costs, amortization of capitalized software development costs and software maintenance costs.

Products

Cost of revenue related to Products consists of product costs, including costs of components, cost of contract manufacturers for production, inspecting and packaging, shipping, receiving, handling, warehousing and fulfillment, duties and other applicable importing costs, warranty replacement, excess and obsolete inventory write-downs, tooling and equipment depreciation and royalties.

Customer Rebates

The Company recognizes revenue at the net sales price, which at times includes certain contractual discounts or estimates for variable consideration related to customer rebates with our key brick-and-mortar and online retail partners. These promotional programs are designed to enhance the sale of the Company's products and consist of incentives to the Company's customers. The promotional programs include advertising and product damage allowances, volume/growth and business development incentives and point-of-sale support. The Company estimates certain customer rebates using either the expected value method or most likely amount, based upon the nature of the incentive. Sales are reduced by the cost of these promotional and rebate programs and the Company records a related customer rebate liability in its consolidated balance sheets at the date of the transaction. Certain customer rebate programs are estimates at period end due to the nature of the incentives or expected and yet-to-be announced incentive programs that apply to current period revenue transactions. These estimates are based on the Company's incentive program experience, historical and projected sales data and current contractual terms. The remaining portion of this liability is based on contractual amounts and does not require estimation.

In limited cases where the customer rebate is specifically for co-operative marketing or advertising campaigns, the Company classifies these expenditures as selling and marketing expenses only if they meet the criteria of being a distinct good or service, are distinct within the context of the contract and the fair value is readily estimable.

Sales Refund Liability

The Company provides its customers a limited right of return with the sale of its products. The Company estimates sales returns and records reserves at the time the related sales are recorded based on historical data and current economic trends. Actual sales returns could differ from these estimates. The Company regularly assesses and adjusts the estimate of accrued sales returns by updating the return rates for actual trends and projected costs. The Company classifies the estimated sales returns as a current liability as they are expected to be paid out in less than one year using the expected-value method. The estimated sales returns are recorded as a reduction of revenue at the time of sale and recorded as a liability on the consolidated balance sheets. At the same time this is recorded, a right of recovery asset is also recorded within inventory.

Changes in the reserve for sales refunds were as follows:

	December 31,	
(in thousands)	2025	2024
Balance at beginning of period	$ 2,809	$ 3,267
Additions that reduced net revenue	7,486	9,202
Deductions from reserves for current year returns	(7,925)	(9,660)
Balance at end of period	$ 2,370	$ 2,809

Warranty Reserves

The Company provides an assurance-type limited warranty on most of the products sold. The estimated warranty costs, which are expensed at the time of sale and included in cost of revenue, are based on the results of product testing, industry and historical trends and warranty claim rates incurred and are adjusted for any current or expected trends as appropriate. Actual warranty claim costs could differ from these estimates. The Company regularly assesses and adjusts the estimate of accrued warranty claims by updating claims rates for actual trends and projected claim costs.

Changes in the reserve for product warranties were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Balance at beginning of period	$ 1,641	$ 1,812
Additions charged to cost of revenue	1,289	2,859
Repairs and replacement costs incurred	(1,644)	(3,030)
Balance at end of period	$ 1,286	$ 1,641

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. The Company recognizes deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's consolidated financial statements. As such, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file. The Company recognizes a liability for each uncertain tax position at the amount estimated to be required to settle the issues.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2025, 2024 and 2023, interest or penalties related to income tax matters included in the provision for income taxes have not been material.

Sales Taxes

The Company is required by certain governmental authorities to collect sales taxes on certain transactions. The Company currently collects and reports on sales tax in all states in which it does business. However, the application of existing, new or revised taxes on our business, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. The application of these taxes on our business could also create significant increases in internal costs necessary to capture data and collect and remit taxes. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business. The Company conducts ongoing analysis on state sales tax nexus regulations to determine where collection is necessary. The Company accounts for sales taxes as part of accrued expenses and excludes them from revenue.

Stock-Based and Stock-Equivalent Compensation

The Company records compensation expense for all stock-based awards granted based on the fair value of the award at the time of the grant. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis for awards with only a service condition. The graded vesting method is used for awards that have service and other conditions. For awards subject to performance vesting conditions, expense is recognized for the awards if it is probable the performance conditions will be met. Forfeitures are accounted for as they occur.

The Company estimated the fair value of stock option awards with time-based or performance-based vesting provisions using the Black-Scholes method. For restricted stock units, the fair value is based on the closing price of our common stock on the grant date. The determination of the grant date fair value of the awards issued is affected by a number of variables, including the fair value of the underlying shares or units, the expected price volatility over the expected life of the awards, the expected term of the award, risk-free interest rates, the expected dividend yield of the underlying shares or units and the likelihood of termination. No stock option awards were granted during the years ended 2025 or 2024.

Dividends

We have not adopted a dividend policy. Any determination to pay dividends on our common stock is at the discretion of our board of directors subject to applicable laws, and depends upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our ability to pay cash dividends on our capital stock are limited by the terms of our Credit Agreement.

On the payment date, a portion of the dividend is settled in cash, and pursuant to the underlying award agreements, holders of restricted stock units and performance-based restricted stock units receive a dividend equivalent per unit in the form of additional restricted stock units and performance-based restricted stock units subject to the same vesting conditions as the original awards. In addition, there is a delayed cash payment to the holders of the unvested shares of common stock.

Shipping and Handling Revenue and Expenses

Shipping and handling revenue for orders placed by customers is recognized at the time of the sale. Shipping and handling expenses incurred by the Company related to these sales are considered fulfillment costs and reported as costs of revenue at the time of the sale.

Advertising Costs

The Company incurs advertising costs associated with print, digital and other related broadcast advertisements. Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2025, 2024 and 2023 was $59.8 million, $46.8 million, and $32.2 million respectively. Advertising costs include expenditures for shared advertising costs that the Company incurs under its co-operative advertising programs to the extent the fair value of the distinct good or service can reasonably be estimated.

Research and Development ("R&D")

R&D expense consists of costs associated primarily with engineering, product development, quality assurance, service fees incurred by contracting with vendors and allocated overhead costs. R&D costs are expensed as incurred.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures*. This ASU establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. Public business entities must apply the ASU's guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end Public business entities). The Company adopted ASU 2023-09 on a retrospective basis during the year ended December 31, 2025, see Note 9 for further discussion. The adoption did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In September 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,* which removes all references to software development project stages. The ASU requires entities to begin capitalizing software costs when management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for its intended purpose. This ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. Upon adoption, the guidance can be applied prospectively, retrospectively, or with a modified transition approach. The Company is currently evaluating the impact of this standard on our consolidated financial statements.

In August 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets.* This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU 2025-05 is effective for annual periods beginning after

December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40),* expanding disclosure requirements related to certain income statement expenses. The amendments require tabular disclosure of certain operating expenses disaggregated into categories, such as purchases of inventory, employee compensation, and depreciation. The amendments are effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, early adoption is permitted. The Company is still evaluating the specific impacts and adoption method, we do anticipate this guidance will have a significant impact on our consolidated financial statement disclosures.

3. Revenue and Deferred Revenue

Deferred revenue relates to performance obligations for which payments have been received from the customer prior to revenue recognition. Deferred revenue primarily consists of deferred subscription-based services. Deferred revenue also includes amounts allocated from the sale of a connected machine to the unspecified upgrades and enhancements and the Company's cloud-based services.

Contract costs consist of amounts paid to obtain contracts with customers in connection with sales of subscriptions through third-party apps. Contract costs are amortized over the subscription term. During the twelve months ended December 31, 2025, the Company capitalized $2.7 million of contract costs, and as of December 31, 2025 the unamortized balance was $1.1 million, included in prepaid and other current assets on our consolidated balance sheets. During the twelve months ended December 31, 2024, the Company capitalized $2.7 million of contract costs, and as of December 31, 2024 the unamortized balance was $1.2 million, included in prepaid and other current assets on our consolidated balance sheets. The Company has recognized no contract assets for any of the periods presented.

The following table summarizes the changes in the deferred revenue balance for the periods indicated:

		December 31,				
		2025		2024		2023
(in thousands)						
Deferred revenue, beginning of period	$	48,253	$	43,235	$	38,658
Recognition of revenue included in beginning of period deferred revenue		(45,482)		(40,304)		(34,869)
Revenue deferred, net of revenue recognized on contracts in the respective period		50,510		45,322		39,446
Deferred revenue, end of period	$	53,281	$	48,253	$	43,235

As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was equal to the deferred revenue balance.

The Company expects the following recognition of deferred revenue as of December 31, 2025:

		Year Ended December 31,						
		2026		2027		2028		Total
(in thousands)								
Revenue expected to be recognized	$	50,409	$	2,097	$	775	$	53,281

Revenue recognized during the years ended December 31, 2025, 2024, and 2023, related to performance obligations satisfied or partially satisfied in prior periods was $8.7 million, $5.7 million and $3.2 million, respectively.

The following table presents the total revenue by geography based on the ship-to address for the periods indicated:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
North America	$ 539,082	$ 555,052	$ 609,933
International	169,698	157,486	155,214
Total revenue	$ 708,780	$ 712,538	$ 765,147

North America revenue consists of revenues from the United States and Canada. United States represents 96%, 95%, and 95% of North America revenue for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table presents the total revenue by source for the periods indicated:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Platform	$ 327,399	$ 312,976	$ 309,012
Connected machines	192,444	192,439	198,312
Accessories and materials	188,937	207,123	257,823
Total revenue	$ 708,780	$ 712,538	$ 765,147

4. Cash, Cash Equivalents, and Financial Instruments

The following table shows the Company's cash, cash equivalents, and marketable securities by significant investment category as of December 31, 2025:

	As of December 31, 2025				
(in thousands)	Adjusted Cost	Total Unrealized Gains	Fair Value	Cash and Cash Equivalents	Marketable Securities
Cash	$ 194,182	$ —	$ 194,182	$ 194,182	$ —
Level 1:					
Money market funds	62,034	—	62,034	62,034	—
Level 2:					
U.S. treasury securities	19,405	29	19,434	—	19,434
Total	$ 275,621	$ 29	$ 275,650	$ 256,216	$ 19,434

The following table shows the Company's cash, cash equivalents, and marketable securities by significant investment category as of December 31, 2024:

| | As of December 31, 2024 | | | | |
	Adjusted Cost	Total Unrealized Gains	Fair Value	Cash and Cash Equivalents	Marketable Securities
(in thousands)					
Cash	$ 161,248	$ —	$ 161,248	$ 161,248	$ —
Level 1:					
Money market funds	70,892	—	70,892	70,892	—
Level 2:					
U.S. treasury securities	104,413	361	104,774	—	104,774
Total	$ 336,553	$ 361	$ 336,914	$ 232,140	$ 104,774

Marketable securities held as of December 31, 2025 generally mature over the next 12 months.

All securities were in an unrealized gain position as of December 31, 2025 and 2024. We determined that an allowance for credit loss was unnecessary for any of the periods presented.

5. Inventories

Inventories are comprised of the following:

| | December 31, | |
	2025	2024
(in thousands)		
Raw materials	$ 25,650	$ 38,652
Finished goods	117,185	144,630
Total inventories	$ 142,835	$ 183,282
Less: reserves	(29,309)	(49,015)
Total inventories, net	$ 113,526	$ 134,267
Inventories current	$ 102,664	$ 115,255
Inventories non-current (included in Other assets)	$ 10,862	$ 19,012

The Company's recorded inventory reserves as of December 31, 2025 consisted of $3.2 million related to excess connected machine inventory that the Company does not expect to sell, $19.0 million related to excess accessories and materials inventory, and $7.1 million related to raw material components. Amounts charged to the reserve account are recorded primarily in cost of revenues.

6.   Property and Equipment

The composition of property and equipment is as follows:

(in thousands)	December 31,	
	2025	2024
Computer software, software development costs and equipment	$ 137,565	$ 116,939
Furniture and fixtures	1,916	1,930
Leasehold improvements	5,111	5,073
Manufacturing tools and equipment	28,877	35,723
Assets under construction	5,270	1,528
Total cost of property and equipment	178,739	161,193
Less: accumulated depreciation	(138,479)	(123,647)
Property and equipment, net	$ 40,260	$ 37,546

During the twelve months ended December 31, 2025, the Company recorded an impairment charge of $0.6 million related to manufacturing tools and equipment. These impairment charges were recorded within cost of revenue in the consolidated statements of operations.

Total depreciation and amortization expense for the years ended December 31, 2025, 2024 and 2023 was $24.1 million, $29.0 million and $29.0 million, respectively.

Amortization of computer software, software development costs and equipment for the years ended December 31, 2025, 2024 and 2023 was $19.6 million, $22.2 million and $20.1 million, respectively.

Property and equipment, along with all other Company assets are pledged as collateral on the Credit Agreement (see Note 8).

7.   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

(in thousands)	December 31,	
	2025	2024
Customer rebates	$ 37,627	$ 38,756
Other accrued liabilities and other current liabilities	33,519	37,518
Total accrued expenses	$ 71,146	$ 76,274

8.   Revolving Credit Facility

2022 Credit Agreement

On August 4, 2022, the Company entered into a credit agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A, Citigroup N.A., PNC Bank, N.A., KeyBank, N.A., and other parties. The Credit Agreement replaced the Company's prior asset-based Credit Agreement with JPMorgan Chase Bank, N.A., Citigroup N.A., and Origin Bank. The Credit Agreement provides for a five-year revolving credit facility (the "Credit Facility") of up to $300.0 million, maturing on August 4, 2027. In addition, during the term of the Credit Agreement, the Company may increase the aggregate amount of the Credit Facility by up to an additional $150.0 million, (for maximum aggregate lender commitments of up to $450.0 million), subject to customary conditions under the Credit Agreement, including obtaining a consent from participating lenders (or another lender, if applicable) to such increase. The Credit Facility may be used to issue letters of credit and for other business purposes, including working capital needs. The current unused fee rate is 0.175% on per annum basis.

The Company accounted for the Credit Agreement as a modification of the 2020 Credit Agreement in accordance with ASC 470-50 *Modification and Extinguishments*. In connection with the Credit Agreement, the Company incurred and capitalized $1.3 million of debt issuance costs in addition to $0.3 million of existing unamortized debt issuance costs with the 2020 Credit Agreement which remained deferred, resulting a total deferral of debt issuance costs of $1.6 million as of the date of the Credit Agreement. As of December 31, 2025 and 2024, total unamortized debt issuance costs were $0.5 million and $0.8 million, respectively, and were included in other assets on our consolidated balance sheets.

The Credit Agreement is collateralized by substantially all of the Company's assets and contains affirmative and negative covenants, representations and warranties, events of default and other terms customary for loans of this nature. In particular, the Credit Agreement will not permit the leverage ratio to be greater than 3.0 to 1.0, measured on the last day of any fiscal quarter. In addition, the Credit Agreement will not permit the interest coverage ratio to be less than 3.0 to 1.0, for any period of four consecutive quarters, measured on the last day of any fiscal quarter. Management has determined that the Company was in compliance with all financial and non-financial debt covenants as of December 31, 2025. As of December 31, 2025, no amount was outstanding under the Credit Agreement and available borrowings were $300.0 million.

Generally, borrowings under the Credit Agreement bear interest at a rate based on an alternative base rate ("ABR"), plus, in each case, an applicable margin. The applicable margin will range from (a) borrowings bearing interest at the ABR 2.00%, and (b) borrowings bearing interest at the Adjusted Term Secured Overnight Financing Rate, the Adjusted Australian Dollar Rate, the Adjusted Canadian Dollar Offered Rate or the Adjusted New Zealand Dollar Rate, as applicable for the interest period in effect for such borrowing plus the applicable rate.

9.   Income Taxes

The reconciliation of income tax computed at the U.S. federal statutory tax rate to our effective income tax rate is as follows:

| (in thousands) | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$22,658	21.0 %	$18,664	21.0 %	$16,755	21.0 %
State and local income taxes, net of federal income tax effect[a]	3,957	3.7	3,463	3.9	2,639	3.3
Foreign tax effects	83	0.1	54	0.1	293	0.4
Effect of cross-border tax laws						
Foreign derived intangible income	(699)	(0.7)	(2,448)	(2.8)	(1,987)	(2.5)
Other	153	0.1	150	0.2	0	—
Tax credits						
Research and development tax credits	(2,296)	(2.1)	(2,065)	(2.3)	(2,480)	(3.1)
Foreign tax credits	(24)	—	0	—	0	—
Nontaxable or nondeductible items						
Share-based payment awards	3,998	3.7	7,098	8.0	6,544	8.2
Nondeductible executive compensation	1,712	1.6	1,018	1.1	710	0.9
Return to provision adjustments	2,994	2.8	822	0.9	3,288	4.1
Other	(170)	(0.2)	264	0.3	56	0.1
Changes in unrecognized tax benefits	(1,178)	(1.1)	(973)	(1.1)	329	0.4
Effective income tax rate	$31,188	28.9 %	$26,047	29.3 %	$26,147	32.8 %

(a) State taxes in California, Pennsylvania and Utah made up the majority (greater than 50 percent) of the tax effect in this category for the years ended December 31, 2025 and 2023. California and Utah made up the majority (greater than 50 percent) of the tax effect in this category for the year ended December 31, 2024.

Differences between the Company's effective tax rate and the statutory tax rate relate primarily to state income taxes, stock-based compensation, tax credits, prior year return to provision adjustments and changes in unrecognized tax benefits during the period. Deferred taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amount used for income tax purposes.

Significant components of the Company's net deferred tax assets are comprised of the following:

(in thousands)	December 31,	
	2025	2024
Deferred tax assets:		
Inventories	$ 7,731	$ 11,457
Lease liability	2,807	3,633
Accounts receivable	422	642
Sales refund liability	579	689
Deferred revenue	701	693
Stock-based compensation	4,919	6,152
Amortization	133	164
Capitalized research expenditures	2,306	22,291
Net operating loss carryforwards	153	130
Capital loss carryforwards	61	102
Tax credits	3,695	3,338
Other	(166)	879
Total deferred tax assets	23,341	50,170
Deferred tax liabilities:		
Depreciation and amortization	(7,505)	(7,658)
ROU lease asset	(2,626)	(3,326)
Total deferred tax liabilities	(10,131)	(10,984)
Net deferred tax assets	$ 13,210	$ 39,186

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 3,169	$ 24,854	$ 32,140
State	1,477	5,108	4,695
Foreign	485	403	549
Total current	5,131	30,365	37,384
Deferred:			
Federal	22,738	(3,692)	(9,561)
State	3,341	(581)	(1,713)
Foreign	(22)	(45)	37
Total deferred	26,057	(4,318)	(11,237)
Income tax provision	$ 31,188	$ 26,047	$ 26,147

Income taxes paid (net of refunds) are comprised of the following:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Federal	$9,962	$40,464	$21,100
State			
California	1,000	*	*
Utah	(3,585)	*	*
Other states	2,484	2,781	2,614
Foreign	594	626	297
Total	$10,455	$43,871	$24,011

 * The amount of income taxes paid during the years ended December 31, 2024 and 2023 does not meet the 5% disaggregation threshold.

Income and expense from continuing operations are comprised of the following:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Pretax income:			
Domestic	$105,817	$87,050	$78,392
Foreign	2,076	1,827	1,391
Total	$107,893	$88,877	$79,783

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Income tax expense:			
Federal	$25,907	$21,162	$22,580
State	4,818	4,527	2,982
Foreign	463	358	585
Total	$31,188	$26,047	$26,147

There are immaterial foreign net operating loss carryforwards set to expire in 2026. The Company establishes valuation allowances if it is more likely than not that deferred tax assets will not be realized. The Company believes that it will generate sufficient future taxable income to realize the net operating loss deferred tax asset and other net deferred tax assets recorded in our consolidated financial statements. Accordingly, the Company has not recorded a valuation allowance against net deferred tax assets for the years ended December 31, 2025 and 2024.

As of December 31, 2025, the Company has not recorded incremental income taxes for outside basis differences in our investments in foreign subsidiaries, as these amounts continue to be indefinitely reinvested in foreign operations.

As of December 31, 2025, 2024, and 2023, $5.7 million, $6.4 million and $7.1 million, respectively, of unrecognized tax benefits would affect our effective tax rate if recognized. The total balance of unrecognized gross tax benefits for the years ended December 31, 2025 and 2024, resulted primarily from research and development credits, foreign derived intangible income differences, inventory basis differences and the release of reserves due to the expiration of statutes of limitation. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2025	2024	2023
(in thousands)			
Unrecognized tax benefits at beginning of year	$ 6,376	$ 7,148	$ 3,988
Reductions based on prior year tax positions	—	—	(159)
Additions based on prior year tax provisions	286	159	2,691
Additions based on current year tax provisions	951	921	996
Reductions due to tax authorities' settlements	—	(98)	—
Reductions due to expirations of statutes of limitation	(1,873)	(1,754)	(368)
Unrecognized tax benefits at end of year	$ 5,740	$ 6,376	$ 7,148

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For the years ended December 31, 2025 and 2024, interest or penalties related to income tax matters included in the provision for income taxes have not been material.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal and state income tax examinations for tax years prior to 2022.

10. Capital Structure

The Company has authorized 100,000,000 shares of preferred stock, par value $0.001 per share, and 1,250,000,000 shares of common stock, par value $0.001 per share, which is divided between two series Class A common stock and Class B common stock. During the year ended December 31, 2025, 4,911,815 shares of Class B common stock were converted to Class A common stock. As of December 31, 2025, the Company had 1,000,000,000 shares of Class A common stock and 250,000,000 shares of Class B common stock authorized and 55,397,876 shares of Class A common stock and 155,938,408 shares of Class B common stock issued and outstanding. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to five votes per share and is convertible at any time into one share of Class A common stock.

Stock Repurchase Program

On May 2, 2025, the board of directors approved replenishing the repurchase program up to an aggregate transactional value of $50 million to purchase shares of its outstanding Class A common stock, depending on the Company's continuing analysis of market, financial, and other factors. The share repurchase program may be suspended or discontinued at any time and does not have a predetermined expiration date.

During the years ended December 31, 2025 and 2024, the Company repurchased and retired 4,577,893 and 6,247,175 shares of our Class A common stock, respectively, for $24.6 million and $38.4 million, respectively, under this program.

Dividends

On October 31, 2025, the Company declared a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on January 20, 2026 to shareholders of record as of January 6, 2026. As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") received a dividend equivalent of $0.10 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $24.3 million was to be satisfied in cash of $21.1 million payable to holders of Class A and Class B common stock with the remaining $3.2 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On May 2, 2025, the Company declared a special dividend of $0.75 per share and a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on July 21, 2025 to shareholders of record as of July 7, 2025. As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") received a dividend equivalent of $0.85 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $204.8 million was to be satisfied in cash of $180.6 million payable to holders of Class A and Class B common stock with the remaining $24.2 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On November 01, 2024, the Company declared a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on January 21, 2025 to shareholders of record as of January 07, 2025. As part of the dividends, and pursuant to the underlying award agreements, holders of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs") received a dividend equivalent of $0.10 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $24.2 million was to be satisfied in cash of $21.3 million payable to holders of Class A and Class B common stock with the remaining $2.9 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On May 6, 2024, the Company declared a special dividend of $0.40 per share and a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock, payable on July 19, 2024 to shareholders of record as of July 02, 2024. As part of the dividends, and pursuant to the underlying award agreements, holders of RSUs and PRSUs received a dividend equivalent of $0.50 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $121.7 million was to be satisfied in cash of $108.2 million payable to holders of Class A and Class B common stock with the remaining $13.5 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On May 18, 2023, the Company declared a special dividend of $1.00 per share on its Class A and Class B common stock, payable on July 17, 2023 to shareholders of record as of July 3, 2023. As part of the dividend, and pursuant to the underlying award agreements, holders of RSUs and PRSUs received dividend equivalents of $1.00 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $234.6 million was to be satisfied in cash of $219.8 million payable to holders of Class A and Class B common stock with the remaining $14.8 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

On December 21, 2022, the Company declared a special dividend of $0.35 per share on its Class A and Class B common stock, payable on February 15, 2023 to shareholders of record as of February 1, 2023. As part of the dividend, and pursuant to the underlying award agreements, holders of RSU and PRSUs received a dividend equivalent of $0.35 per unit in the form of additional RSUs or PRSUs subject to the same vesting conditions as the original awards. The aggregate dividend of $81.4 million was to be satisfied in cash of $76.9 million payable to holders of Class A and Class B common stock with the remaining $4.5 million satisfied on the payment date in the form of dividend equivalents to RSU or PRSU holders prior to any subsequent forfeitures.

During the twelve months ended December 31, 2025, an aggregate of $202.1 million was paid in cash, and $26.3 million was satisfied in the form of dividend equivalents to RSU or PRSU holders. During the twelve months ended December 31, 2024, an aggregate of $110.0 million was paid in cash, and $13.5 million was satisfied in the form of dividend equivalents to RSU or PRSU holders. During the twelve months ended December 31, 2023, an aggregate of $294.1 million was paid in cash, and $19.2 million was satisfied in the form of dividend equivalents to RSU or PRSU holders.

Dividends payable includes dividends declared but not yet paid and prior dividends on unvested shares of Class A common stock payable upon future vesting.

11.   Stock-Based Compensation

Stock-based Compensation Cost

The following table shows the stock-based compensation cost by award type for the periods indicated:

			Year Ended December 31,			
(in thousands)		2025		2024		2023
Equity classified awards						
Restricted stock units	$	36,687	$	43,421	$	41,094
Stock options		—		772		2,388
Class B common stock		427		3,667		6,504
Liability classified awards		26		40		44
Total stock-based compensation	$	37,140	$	47,900	$	50,030

The following table sets forth the total stock-based compensation cost included in the Company's consolidated statements of operations and comprehensive income or capitalized to assets for the periods indicated:

			Year Ended December 31,			
(in thousands)		2025		2024		2023
Cost of revenue						
Platform		1,052		1,192		926
Products		46		712		1,505
Total cost of revenue		1,098		1,904		2,431
Research and development		12,047		15,620		18,169
Sales and marketing		10,065		12,825		12,740
General and administrative		11,581		14,718		13,986
Total stock-based compensation expense	$	34,791	$	45,067	$	47,326
Capitalized for software development costs		1,634		1,509		1,960
Capitalized to inventory		715		1,324		744
Total stock-based compensation	$	37,140	$	47,900	$	50,030

As of December 31, 2025, there was $50.7 million of unrecognized stock-based compensation cost related to service-based awards, which is expected to be recognized over a weighted-average period of 2.4 years. The total unrecognized compensation expense related to unvested PRSUs that are not probable of vesting was $94.0 million as of December 31, 2025. The tax benefit from stock-based compensation cost during the years ended December 31, 2025, 2024 and 2023, was $7.8 million, $9.2 million, and $9.3 million, respectively.

2021 Equity Incentive Plan

In March 2021, the Company's 2021 Equity Incentive Plan became effective. The 2021 Equity Incentive Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants. Outstanding restricted stock units and performance units are entitled to dividend equivalents in the form of additional unvested restricted stock units or unvested performance units equal in value to the amount of any declared dividend based on the closing price of the Company's class A stock on the dividend payment date. Dividend equivalents are forfeited if the underlying award does not vest. As of December 31, 2025, 47,914,984 shares of Class A common stock were reserved for issuance under this plan including shares reserved for previously granted awards discussed below as well as shares reserved for issuance of future awards under the plan.

A summary of the Company's RSU activity under the 2021 Equity Incentive Plan is as follows:

	Number of RSUs		Weighted-Average Grant Date Fair Value (per share)
Outstanding at December 31, 2024	11,251,503	$	9.86
Granted	5,872,136	$	5.28
Dividend equivalent grants	1,298,567	$	—
Vested	(4,348,993)	$	12.76
Forfeited/cancelled	(1,027,702)	$	8.07
Outstanding at December 31, 2025	13,045,511	$	7.13

The total fair value of RSUs vested as of the vesting dates during the years ended December 31, 2025, 2024 and 2023, was $26.1 million, $19.0 million, and $17.1 million, respectively.

The Company has granted PRSUs under the 2021 Equity Incentive Plan to certain employees of the Company that represent shares potentially issuable in the future. In July 2024, the Company granted PRSUs by which the first tranche of 30% and the second tranche of 70% will vest upon the Company achieving certain adjusted operating income targets during any four consecutive quarters of the respective performance periods, subject to employees remaining with the Company through the vesting date. The performance periods for the first and second tranches is 4 and 5 years, respectively. At grant date, adjusted operating income was defined as GAAP operating income and was subsequently amended to be GAAP operating income adjusted to exclude stock-based compensation expense and payroll expense specifically related to these PRSU awards. This change resulted in a modification whereby additional stock-based compensation of approximately $5.9 million could be recorded if the Company determines it is probable the performance targets will be achieved.

In 2022, the Company granted PRSUs that vest in two equal tranches subject to the Company achieving certain cumulative adjusted earnings per share over eight quarters at any point during the 5-year performance period, subject to employees remaining with the Company through the vesting date. Adjusted earnings per share means GAAP net income adjusted to exclude income tax expenses, as well as stock-based compensation expense and payroll tax expense specifically related to these PRSU awards.

A summary of the Company's PRSU activity under the 2021 Equity Incentive Plan is as follows:

	Number of PRSUs (a)		Weighted-Average Grant Date Fair Value (per share)
Outstanding at December 31, 2024	17,485,433	$	13.12
Granted	240,000	$	6.28
Dividend equivalent grants	2,872,274	$	—
Forfeited / cancelled	(1,612,395)	$	12.10
Outstanding at December 31, 2025	18,985,312	$	13.13

a. Represents the maximum number of PRSUs assuming all performance targets are achieved.

The expense recognized each period for these PRSUs is primarily dependent upon the Company's estimate of the probability of achieving the performance targets during the performance period. At December 31, 2025, the Company determined it was not probable any performance conditions would be achieved, so no stock-based compensation has been recorded for these PRSUs during the years ended December 31, 2025, 2024 and 2023.

Options under the 2021 Equity Incentive Plan have a contractual term of 10 years. The exercise price of an incentive stock option and non-qualified stock option shall not be less than 100% of the fair market value of the shares on the date of grant.

A summary of the Company's stock option activity under the 2021 Equity Incentive Plan is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Term (Years)	Aggregate Intrinsic Value
				(in thousands)
Outstanding at December 31, 2024	2,750,078	$ 18.25	2.2	$ —
Forfeited/cancelled	(49,167)	17.65		
Outstanding and expected to vest at December 31, 2025	2,700,911	$ 17.50	1.1	$ —
Vested and exercisable at December 31, 2025	2,700,911	$ 17.50	1.1	$ —

For the years ended December 31, 2025, 2024 and 2023, no options were granted and the total intrinsic value of options exercised was immaterial.

Certain employees received restricted stock unit equivalents ("RSU equivalents") which upon vesting are settled for a cash payment equal to the difference between the Company's stock price on the vesting date less the base price specified at the time of the grant. Due to the cash settlement feature, these awards are liability classified awards and require initial and subsequent measurement at fair value. As of December 31, 2025 and 2024, the total recognized liability for the unvested awards was not material and the number of awards was not material.

Unvested Class B Common Stock

The Company's unvested Class B common stock resulted from the corporate reorganization in March 2021 and is not part of the 2021 Equity Incentive Plan. Dividends declared on unvested Class B common stock are subject to vesting and are forfeited if the underlying stock does not vest. Activity related to Class B common stock subject to future vesting for the year ended December 31, 2025 is as follows:

	Number of Unvested Shares	Weighted-Average Grant Date Fair Value (per share)
Outstanding at December 31, 2024	113,578	$ 20.00
Vested	(107,425)	$ 20.00
Outstanding at December 31, 2025	6,153	$ 20.00

The total fair value of Class B common stock vested as of the vesting dates during the years ended December 31, 2025, 2024 and 2023, was $0.8 million, $7.8 million, and $27.1 million, respectively.

Options to Purchase Class B Common Stock

The Company's options to purchase Class B common stock resulted from the corporate reorganization in March 2021 and are not part of the 2021 Equity Incentive Plan. A summary of the Company stock option activity for the options to purchase shares of Class B common stock is as follows:

	Number of Options		Weighted-Average Exercise Price	Weighted-Average Remaining Term (Years)		Aggregate Intrinsic Value
						(in thousands)
Outstanding at December 31, 2024	197,425	$	7.29	0.9	$	—
Forfeited / Cancelled	(197,425)	$	6.58			
Outstanding at December 31, 2025	—	$	—	0.0	$	—

2021 Employee Stock Purchase Plan

In March 2021, the Company's 2021 Employee Stock Purchase Plan ("2021 ESPP") became effective. Subject to any limitations contained therein, the 2021 ESPP allows eligible employees to contribute, through payroll deductions, up to 15% of their eligible compensation to purchase the Company's Class A common stock at a discounted price per share. As of December 31, 2025, 10,602,602 shares of our Class A common stock were available for sale under the 2021 ESPP.

No offerings have been authorized to date by the administrator under the 2021 ESPP. If the administrator authorizes an offering period under the 2021 ESPP, the administrator will establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months.

12. Commitments and Contingencies

Litigation

The Company is subject to certain outside claims and litigation, as well as regulatory disputes, audits, government inquiries and other proceedings, arising in the ordinary course of business. Management is not aware of any contingencies which it believes will have a material effect on its financial position, results of operations or liquidity.

Self-Insurance Liabilities

Starting in 2022, the Company began a self-insurance plan for certain employee medical benefits. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. The liabilities include amounts for actual claims and claims incurred but not reported. Actual experience, including claim frequency and severity as well as health care inflation, could result in actual liabilities being more or less than the amounts currently recorded. As of December 31, 2025 and 2024 we have accrued $0.6 million and $0.5 million, respectively, for employee medical claims. Such amounts are included in accrued expenses and other current liabilities on our consolidated balance sheets.

13. Leases

The Company leases office space with original lease terms ranging from 1 to 6 years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease.

In December 2024, the Company amended its operating lease for its corporate headquarters in South Jordan, Utah to extend the term through May 2029 and to reduce the annual rent rate for future periods. As a result of this amendment, the Company remeasured the associated operating lease liability and right-of-use asset for this lease.

The Company has determined its leases should be classified as operating leases. Variable lease costs are comprised primarily of the Company's proportionate share of operating expenses, property taxes, and insurance and are classified as lease cost due to the Company's election to not separate lease and non-lease components. For the years ended December 31, 2025, 2024 and 2023, the Company incurred operating lease costs of $4.1

million, $5.0 million and $5.4 million, respectively, and variable lease costs of $0.4 million, $0.4 million and $0.4 million, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2025, 2024 and 2023 was $4.6 million, $5.6 million and $5.9 million, respectively, and was included in net cash used in operating activities in the Company's consolidated statements of cash flows.

As of December 31, 2025, the maturities of the Company's operating lease liabilities were as follows:

	Operating Leases
(in thousands)	
2026	$ 4,131
2027	2,869
2028	4,023
2029	1,694
Total lease payments	$ 12,717
Less: imputed interest	$ (1,093)
Present value of operating lease liabilities	$ 11,624
Operating lease liabilities, current	$ 3,606
Operating lease liabilities, non-current	$ 8,018

The weighted average remaining operating lease term and the weighted average discount rate used to determine the operating lease liability were as follows:

	As of December 31, 2025	As of December 31, 2024
Weighted-average remaining lease term of operating leases	3.3 years	4.2 years
Weighted-average discount rate of operating leases	5.4 %	5.3 %

14. Employee Benefit Plan

The Company sponsors a 401(k) plan for the benefit of its employees who have attained at least 18 years of age. The Company matches 50% of the first 12% of an employee's salary contributed to the plan on the first day of the month following their hire date. The Company contributed $2.7 million, $2.4 million, and $2.5 million during the years ended December 31, 2025, 2024 and 2023, respectively.

15. Net Income Per Share

The computation of net income per share is as follows:

(in thousands, except share and per share amounts)	2025	2024	2023
	Year Ended December 31,		
Basic earnings per share:			
Net income	$ 76,705	$ 62,830	$ 53,636
Shares used in computation:			
Weighted-average common shares outstanding, basic	215,183,706	215,105,815	216,892,525
Earnings per share, basic	$ 0.36	$ 0.29	$ 0.25
Diluted earnings per share:			
Net income	$ 76,705	$ 62,830	$ 53,636
Shares used in computation:			
Weighted-average common shares outstanding, basic	215,183,706	215,105,815	216,892,525
Weighted-average effect of potentially dilutive securities:			
Unvested common stock subject to forfeiture	9,265	285,686	1,840,180
Employee stock options	—	—	48,889
Restricted stock units	2,116,064	254,005	940,469
Diluted weighted-average common shares outstanding	217,309,035	215,645,506	219,722,063
Diluted earnings per share	$ 0.35	$ 0.29	$ 0.24

The following potentially dilutive shares were excluded from the computation of diluted earnings per share for the periods presented because including them would have had an anti-dilutive effect:

	2025	2024	2023
	Year Ended December 31,		
Employee stock options	2,700,911	2,947,503	2,999,085
Restricted stock units	3,089,647	5,909,923	4,435,957
Unvested Class B common stock subject to forfeiture	6,153	113,578	415,402

16. Segment Information

The Company organizes its business into the following two reportable segments: Platform and Products. The chief operating decision makers ("CODM") review revenue and gross profit for each of the reportable segments. The CODM consists of the Company's Chief Executive Officer and Chief Financial Officer. The reported measure of segment profit or loss is gross profit, which is defined as revenue less cost of revenue incurred by the segment. The Company identifies cost of revenue as the significant segment expense category included in each reportable segment. No other segment-level expense categories are regularly provided to the CODM. The key operating decisions made by the CODM include assessing segment performance and resource allocation. The CODM primarily focuses on revenue and gross profit of the Platform and Product segments, as well as consolidated operating results and capital expenditures. The CODM uses this information to make budgeting and forecasting decisions, including hiring and compensation of certain employees, and allocating financial or capital resources. The reportable segments reflect the Company's strategy to focus on continuing to expand revenue and margin generated from its digital platform and Paid Subscribers and the relative importance of physical products to the platform, including bundles (comprised of several combinations of machines, accessories, and materials).

The Platform segment derives revenue primarily from monthly and annual subscription fees, purchases of digital content, and a minimal amount of the revenue allocated to unspecified future upgrades and enhancements related to the essential software and access to the Company's cloud-based services. For the years ended December 31, 2025, 2024 and 2023, upfront digital content revenue comprised approximately 2%, 1% and 1%, respectively, of Platform revenue. The remaining Platform revenue consists of ratably recognized subscription revenue and revenue related to unspecified future upgrades and enhancements related to the essential software and access to the Company's cloud-based services, which are recognized over the determined service period.

The Products segment derives revenue primarily from the sale of its connected machine hardware, and sale of craft, DIY, home décor products and extensions. There are no internal revenue transactions between the Company's segments.

The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis. As of the years ended December 31, 2025 and 2024, long-lived assets located outside the United States, primarily located in Malaysia and China, were $5.2 million and $5.1 million.

Key financial performance measures of the segments including revenue, cost of revenue and gross profit are as follows:

		Year Ended December 31,				
		2025		2024		2023
(in thousands)						
Platform:						
Revenue	$	327,399	$	312,976	$	309,012
Cost of revenue		35,990		37,288		32,804
Gross profit	$	291,409	$	275,688	$	276,208
Products:						
Revenue	$	381,381	$	399,562	$	456,135
Cost of revenue		282,359		322,462		389,050
Gross profit	$	99,022	$	77,100	$	67,085
Consolidated:						
Revenue	$	708,780	$	712,538	$	765,147
Cost of revenue		318,349		359,750		421,854
Gross profit	$	390,431	$	352,788	$	343,293

A reconciliation of our total segment and consolidated gross profit to our income before provision for income taxes is presented in our consolidated statements of operations and comprehensive income.

17. Subsequent Events

Dividends

On January 20, 2026, the Company paid a recurring semi-annual dividend of $0.10 per share on its Class A and Class B common stock to shareholders of record as of January 6, 2025. $21.1 million was paid in cash and $3.2 million was satisfied in the form of dividend equivalents to RSU or PRSU holders.

U.S. Tariff Update

On February 20, 2026, the United States Supreme Court ruled that certain tariffs imposed under IEEPA were invalid. The availability, timing, and amount of any related refunds remain uncertain and are subject to further legal, regulatory, and administrative developments. In response, the U.S. presidential administration announced its intention to rely on alternative statutory authorities to impose tariffs and implemented additional tariffs on imports, creating continued uncertainty regarding future tariff measures and their potential impact on the Company. The Company continues to monitor and evaluate these developments and assess the potential impact on its business, financial condition, and results of operations.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or would be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that its internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Our independent registered public accounting firm, BDO USA, P.C., has issued an audit report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2025, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2025, which were identified in connection with management's evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the information to be set forth in the Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the information to be set forth in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the information to be set forth in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the information to be set forth in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the information to be set forth in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statements Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements: The information concerning our financial statements, and the report of our independent registered public accounting firm required by this Item is incorporated by reference herein to Item 8.

2. Financial Statement Schedule: All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

3. Exhibits: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits in this Item.

(b) Exhibits:

We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits in this Item.

(c) Financial Statement Schedules: See Item 15(a), above.

The documents listed below are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

EXHIBIT INDEX

Exhibit Number	Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the registrant		10-Q	001-40257	3.1	May 13, 2021

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant		8-K	001-40257	3.1	June 2, 2025
3.3	Amended and Restated Bylaws of the registrant		10-Q	001-40257	3.1	May 13, 2021
4.1	Description of Capital Stock		10-K	001-40257	4.1	March 9, 2022
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers		S-1/A	333-253134	10.1+	March 16, 2021
10.2+	Amended and Restated Outside Director Compensation Policy		10-Q	001-40257	10.1+	November 5, 2025
10.3+	Form of Incentive Unit Award		S-1/A	333-253134	10.3+	March 16, 2021
10.4+	Form of Zero Strike Incentive Unit Award Agreement		S-1/A	333-253134	10.4+	March 16, 2021
10.5+	Form of Incentive Unit Subscription Agreement		S-1/A	333-253134	10.5+	March 16, 2021
10.6+	Form of Announcement of Bonus Award and Bonus Award Agreement		S-1/A	333-253134	10.7+	March 16, 2021
10.7+	Cricut, Inc. 2021 Equity Incentive Plan and related form agreements		S-1/A	333-253134	10.9+	March 16, 2021
10.8+	Executive Employment Agreement between the registrant and Ashish Arora, dated as of March 14, 2021		S-1/A	333-253134	10.10+	March 16, 2021
10.9+	Confirmatory Employment Letter between the registrant and Kimball Shill dated as of April 4, 2022		10-Q	001-40257	10.1+	May 11, 2022
10.10+	Confirmatory Employment Letter between the registrant and Matt Tuttle dated as of February 11, 2026	X				
10.11	Office Lease, dated as of November 20, 2014, between the registrant and Riverpark Five, LLC		S-1/A	333-253134	10.14	March 16, 2021
10.12	First Amendment to Office Lease, dated as of January 6, 2017, between the registrant and Riverpark Five, LLC		S-1/A	333-253134	10.15	March 16, 2021
10.13	Second Amendment to Office Lease, dated as of January 18, 2018, between the registrant and Riverpark Five, LLC		S-1/A	333-253134	10.16	March 16, 2021
10.14	Amended and Restated Third Amendment to Office Lease, dated as of March 16, 2018, between the registrant and Riverpark Five, LLC		S-1/A	333-253134	10.17	March 16, 2021
10.15	Fourth Amendment to Office Lease, dated as of December 13, 2021, between the registrant and Riverpark Five, LLC		10-K	001-40257	10.18	March 9, 2022
10.16	Credit Agreement, dated August 4, 2022, by and among the Company, JPMorgan Chase Bank, N.A, as Administrative Agent, and other lenders party thereto		10-Q	001-40257	10.1*	August 10, 2022
10.17	Fifth Amendment to Office Lease, dated December 16, 2024, between the registrant and Riverpark Five, LLC		10-K	001-40257	10.21	March 5, 2025
10.18+	Cricut, Inc. 2021 Employee Stock Purchase Plan and related form agreements		S-1/A	333-253134	10.20+	March 16, 2021

10.19+	Executive Incentive Compensation Plan	S-1/A	333-253134	10.21+	March 16, 2021
10.20+	Form of Option Agreement	S-1/A	333-253134	10.22+	March 16, 2021
10.21+	Executive Change in Control and Severance Plan	S-1/A	333-253134	10.23+	March 16, 2021
19.1	Cricut, Inc. Insider Trading Policy	10-K	001-40257	19.1	March 5, 2025
21.1	List of subsidiaries of the registrant	S-1/A	333-253134	21.1	March 16, 2021
23.1	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm, as to the registrant	X			
24.1	Power of Attorney (contained in the signature page to this Annual Report on Form 10-K)	X			
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	X			
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	X			
97.1	Executive Compensation Recovery Policy	10-K	001-40257	97.1	March 5, 2024
101 SCH	XBRL Taxonomy Extension Schema Document.				
101 CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				
101 DEF	Taxonomy Extension Definition Linkbase Document.				
101 LAB	XBRL Taxonomy Extension Label Linkbase Document.				
101 PRE	XBRL Taxonomy Extension Presentation Linkbase Document.				
104	Cover Page Interactive Data File - the cover page interactive data is embedded within the Inline XBRL document or included within the Exhibit 101 attachments				

+ Indicates management contract or compensatory plan.

* The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cricut, Inc.

Date: March 3, 2026   By: /s/ Ashish Arora

                                                                                 Name: Ashish Arora
                                                                                 Title: Chief Executive Officer and Director
                                                                                                  (*Principal Executive Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ashish Arora and Kimball Shill and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 3, 2026	By:	/s/ Ashish Arora
		Name:	Ashish Arora
		Title:	Chief Executive Officer and Director
			(*Principal Executive Officer*)

Date:	March 3, 2026	By:	/s/ Kimball Shill
		Name:	Kimball Shill
		Title:	Chief Financial Officer
			(*Principal Financial Officer*)

Date:	March 3, 2026	By:	/s/ Ryan Harmer
		Name:	Ryan Harmer
		Title:	SVP of Accounting, Corporate Controller
			(*Principal Accounting Officer*)

Date:	March 3, 2026	By:	/s/ Steven Blasnik
		Name:	Steven Blasnik
		Title:	Director

Date:	March 3, 2026	By:	/s/ Russell Freeman
		Name:	Russell Freeman
		Title:	Director

Date:	March 3, 2026	By:	/s/ Jason Makler
		Name:	Jason Makler
		Title:	Director and Chair of the Board of Directors

Date:	March 3, 2026	By:	/s/ Melissa Reiff
		Name:	Melissa Reiff
		Title:	Director

Date:	March 3, 2026	By:	/s/ Billie Williamson
		Name:	Billie Williamson
		Title:	Director

Date:	March 3, 2026	By:	/s/ Heidi Zak
		Name:	Heidi Zak
		Title:	Director